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CONTENTS

Exhibit 99.1

CLIFFORD CHANCE	CLIFFORD CHANCE EUROPE LLP

DATED 27 JANUARY 2006

GENESYS CONFERENCING, INC.

as Term A, Term B and Revolver Borrower

GENESYS S.A.

as a Guarantor

BNP PARIBAS, CIBC WORLD MARKETS PLC, FORTIS BANK N.V./S.A.

as Arrangers

BNP PARIBAS

as Agent

and

BNP PARIBAS

as Security Agent

and

OTHERS

USD 3,560,000 AMENDED AND RESTATED TERM A FACILITY AGREEMENT

USD 29,490,000 AMENDED AND RESTATED TERM B FACILITY AGREEMENT

USD 5,000,000 AMENDED AND RESTATED REVOLVING FACILITY AGREEMENT

CONTENTS

Clause
1.	Definitions and Interpretation
2.	The Facilities
3.	Utilisation of the Term Facility
4.	Interest Periods for Term Advances
5.	Payment and Calculation of Interest on Term Advances
6.	Utilisation of the Revolving Facility
7.	Payment and Calculation of Interest on Revolving Advances
8.	Market Disruption and Alternative Interest Rates
9.	Notification
10.	Repayment of the Term Facilities
11.	Repayment of the Revolving Facility
12.	Mandatory Prepayment
13.	Cancellation and Voluntary Prepayment
14.	Tax Gross Up and Indemnities
15.	Increased Costs
16.	Illegality
17.	Mitigation
18.	Representations
19.	Financial Information
20.	Other Information
21.	Financial Condition
22.	Undertakings
23.	Events of Default
24.	Commitment Commission and Fees
25.	Costs and Expenses
26.	Default Interest
27.	Break Costs
28.	Other Indemnities
29.	Currency of Account and Payment
30.	Payments
31.	Set-off
32.	Sharing

i

33.	Role of the Agent, the Security Agent and the Arrangers
34.	Changes to the Lenders
35.	Changes to the Obligors
36.	Calculations and Evidence of Debt
37.	Remedies and Waivers, Partial Invalidity
38.	Notices
39.	Counterparts
40.	Amendments
41.	Governing Law
42.	Jurisdiction
Schedule 1 The Lenders
Schedule 2 Form of Transfer Agreement
Schedule 3 Conditions Precedent
Schedule 4 A Notice of Drawdown
Schedule 5 Form of Compliance Certificate
Schedule 6 Additional Conditions Precedent
Schedule 7 Form of LMA Confidentiality Undertaking
Schedule 8 Mandatory Costs Formulae
Schedule 9 Financial Definitions

ii

        THIS AMENDED AND RESTATED AGREEMENT (this "Agreement") is made on 27 January 2006

BETWEEN:

(1)
GENESYS CONFERENCING, INC. in its capacity as borrower under the Term A Facility, Term B Facility and the Revolving Facility ("GCI", or the "Borrower");

(2)
GENESYS S.A. in its capacity as guarantor to the Facilities ("Genesys S.A.");

(3)
BNP PARIBAS, CIBC WORLD MARKETS PLC, FORTIS BANK N.V./S.A. as arrangers (the "Arrangers");

(4)
BNP PARIBAS as agent for and on behalf of the Lenders (the "Agent");

(5)
BNP PARIBAS as security agent for and on behalf of the Lenders (the "Security Agent"); and

(6)
THE LENDERS (as defined below).

        WHEREAS, the Borrower, Genesys S.A., the Agent, the Security Agent and the Lenders are parties to that certain facilities agreement dated 20 April 2001, as amended by that certain first amendment agreement dated 27 November 2001, that certain second amendment dated 11 June 2002, that certain third amendment dated 30 April 2003, that certain fourth amendment dated 6 August 2004 and that certain fifth amendment and waiver dated 15 December 2005 (as so amended, the "Original Facilities Agreement") pursuant to which the Lenders make term and revolving facilities available to the Borrower and Genesys S.A.; and

        WHEREAS, the Borrower, Genesys S.A., the Agent and the Lenders are parties to that certain intent agreement dated 30 September 2005 (the "Intent Agreement") in which the parties thereto agreed to apply the proceeds from an approximately USD 65,000,000 capital increase by Genesys S.A. to prepay certain facilities under the Original Facilities Agreement and amend and restate the Original Facilities Agreement in accordance with the non-binding term sheet attached to the Intent Agreement as Exhibit A; and

        WHEREAS, Genesys S.A. is expected to launch on or about 31 January 2006 an approximately USD 65,000,000 capital increase (the "Permitted Capital Increase") as described in a draft Registration Statement filed with the U.S. Securities and Exchange Commission and a draft Note d'opération filed with the French Autorité des Marchés Financiers; and

        WHEREAS, (i) in accordance with Clause 12.5 (Mandatory Prepayment from capital increase) of the Original Facilities Agreement, Genesys S.A. will apply no less than USD 32,500,000 of the proceeds of the Permitted Capital Increase to prepay in full certain facilities under the Original Facilities Agreement and (ii) in accordance with Clause 13 (Cancellation and Voluntary Prepayment) of the Original Facilities Agreement, Genesys S.A. and the Borrower will make voluntary prepayments of the facilities under the Original Facilities Agreement in the amount of at least USD 23,500,000; and

        WHEREAS, pursuant to Clauses 2.5 and 7 of that certain fifth amendment and waiver dated 15 December 2005 to the Original Facilities Agreement, the Agent, the Security Agent and the Lenders to the Original Facilities Agreement have waived Clause 12.7 (Application of Prepayments) of the Original Facilities Agreement in order to (i) prepay in full the Term A2 Facility and the Revolving 2 Facility under the Original Facilities Agreement and (ii) prepay in part the Term A1 Facility under the Original Facilities Agreement using the proceeds of the Permitted Capital Increase described above; and

        WHEREAS, pursuant to various agreements and subject to certain conditions, including in the case of any commitment to issue shares reserved to the Lenders the approval of Genesys S.A.'s shareholders at an extraordinary general meeting, the Lenders shall be committed to subscribe to, and Genesys S.A.

will be committed to issue to the Lenders, such portion of the shares offered in the Permitted Capital Increase that shall not be subscribed by other persons (the "Backstop Shares"); and

        WHEREAS, each Lender shall be entitled, at its option, to pay for all or a portion of the aggregate purchase price for the Backstop Shares by set off (compensation de créances) of such price against the aggregate outstanding debt obligations (including principal, interest and other amounts) of Genesys S.A. owed to it under the Original Facilities Agreement; and

        WHEREAS, the Lenders have required that, prior to such payments by set off (compensation de créances), Genesys S.A. and the Borrower shall enter into and perform such agreements in form and substance satisfactory to the Lenders (collectively, the "Set-Off Agreement") as may be necessary to permit such set off (compensation de créances) by assumption of debt or such other arrangements satisfactory to the Lenders;

        WHEREAS, the Borrower and Genesys S.A. now wish to amend and restate the Original Facilities Agreement in its entirety as hereinafter set forth; and

        WHEREAS, the Lenders agree to such amendment and restatement, subject to the terms and conditions hereinafter set forth; and

        THEREFORE, the parties hereby agree that the Original Facilities Agreement is amended and restated to read in its entirety as follows:

1.    DEFINITIONS AND INTERPRETATION

1.1
Definitions

        In this Agreement:

        "A Margin" means, in relation to the Term A Outstandings and subject to Clause 5.3 (Term Margin Ratchet), 2.65% per annum.

        "Additional Guarantor" means any company which has become an Additional Guarantor in accordance with Clause 35 (Changes to the Obligors).

        "Advance" means a Revolving Advance or a Term Advance.

        "Anti-Terrorism Law" means each of:

  (a)
  the Executive Order;

  (b)
  the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, Public Law 107-56 (commonly known as the USA Patriot Act);

  (c)
  the Money Laundering Control Act of 1986, Public Law 99-570; and

  (d)
  any similar law enacted in the United States subsequent to the date of this Agreement.

        "Authorised Signatory" means, in relation to an Obligor, any person who is duly authorised (in such manner as may be reasonably acceptable to the Agent) to sign or execute documents on behalf of such Obligor.

        "Available Commitment" means, in relation to a Lender at any time, the aggregate of its Available Term Commitment and Available Revolving Commitment.

        "Available Revolving Commitment" means, in relation to a Lender at any time and save as otherwise provided herein, its Revolving Commitment less its share of the amount of the Revolving Outstandings at such time provided that such amount shall not be less than zero.

        "Available Revolving Facility" means, at any time, the aggregate amount of the Available Revolving Commitment adjusted, in the case of any proposed utilisation, to take into account:

  (a)
  any reduction in the Revolving Commitment of a Lender pursuant to the terms hereof;

  (b)
  any Revolving Advance, pursuant to any other utilisation which is effectively scheduled to be made in accordance with the terms hereof; and

  (c)
  any Revolving Advance which is effectively scheduled to be repaid in accordance with the terms hereof,

on or before the proposed Utilisation Date relating to such utilisation.

        "Available Term A Commitment" means, in relation to a Lender at any time and save as otherwise provided herein, its Term A Commitment at such time less the aggregate of its share of the Term A Advances which are then outstanding.

        "Available Term A Facility" means, at any time, the aggregate amount of the Available Term A Commitment adjusted, in the case of any proposed utilisation, so as to take into account any reduction in the Term A Commitment of a Lender on or before the proposed Utilisation Date relating to such utilisation.

        "Available Term B Commitment" means, in relation to a Lender at any time and save as otherwise provided herein, its Term B Commitment at such time less the aggregate of its share of the Term B Advances which are then outstanding.

        "Available Term B Facility" means, at any time, the aggregate amount of the Available Term B Commitment adjusted, in the case of any proposed utilisation, so as to take into account any reduction in the Term B Commitment of a Lender on or before the proposed Utilisation Date relating to such utilisation.

        "Available Term Commitment" means, in relation to a Lender at any time and save as otherwise provided herein, the aggregate of its Available Term A Commitment and its Available Term B Commitment at such time.

        "Available Term Facilities" means, at any time, the aggregate of the Available Term A Facility and the Available Term B Facility at such time and "Available Term Facility" means the amount of any such available facility.

        "B Margin" means, in relation to the Term B Outstandings and subject to Clause 5.3 (Term Margin Ratchet), 3.15% per annum.

        "Budget" means the forecasted annual profit and loss accounts, balance sheet and cash flow statement in agreed form for the period beginning on 1 January and ending on 31 December of each year starting with 2006 to be delivered by Genesys S.A. to the Agent pursuant to Clause 19.7 (Budget).

        "Business Day" means a day (other than a Saturday or Sunday) on which banks are open for general business in Paris and London, and in relation to any date for payment of any sum by the Borrower, in Paris and New York.

        "Business Plan" means the financial projections including profit and loss, balance sheet and cash flow projections in agreed form relating to the Group, each prepared by the management of Genesys S.A., together with a written business plan in agreed form, delivered to the Agent prior to the Execution Date.

        "Capital Expenditure" has the meaning given to it in Schedule 9 (Financial Definitions).

        "Cash Equivalent Investments" means:

  (a)
  debt securities denominated in dollars or euros issued by the United States or each member state of the European Union which has adopted euro as its lawful currency which are not convertible into any other form of security;

  (b)
  debt securities denominated in dollars or euros which are not convertible into any other form of security, rated P-1 or P-2 (Moody's Investor Services Inc.) or A-1 or A-2 (Standard & Poor's Corporation), which are not issued or guaranteed by any member of the Group;

  (c)
  certificates of deposit denominated in dollars or euros issued by, and acceptances by, banking institutions authorised under applicable legislation of the European Union, rated P-1 or P-2 (Moody's Investor Services Inc.) or A-1 or A-2 (Standard & Poors' Corporation) which at the time of making such issue or acceptances, have outstanding debt securities rated as provided in paragraph (b) above; and

  (d)
  such other securities (if any) as are approved in writing by the Agent.

        "Cash Flow" has the meaning given to the term "Consolidated Cash Flow" in Schedule 9 (Financial Definitions).

        "Commitment" means, in relation to a Lender at any time, the aggregate of its Term Commitment and its Revolving Commitment.

        "Compliance Certificate" means a certificate substantially in the form set out in Schedule 5 (Form of Compliance Certificate).

        "Dispute" means any dispute referred to in Clause 42 (Jurisdiction).

        "Effective Date" means the date on which the Agent has received all of the documents and other evidence listed in Schedule 3 (Conditions Precedent) in form and substance satisfactory to the Lenders (subject to such exceptions as all of the Lenders may agree in writing with the Borrower following the Borrower's written request), it being specified that the satisfaction of the conditions listed in Schedule 3 (Conditions Precedent) is solely for the benefit of the Lenders who will be entitled to waive such conditions by the agreement of all of the Lenders without the prior consent of the Borrower.

        "Employee Plan" means an employee pension benefit plan (other than a Multiemployer Plan) subject to the provisions of Title IV of ERISA or Section 412 of the US Code or Section 302 of ERISA, and in respect of which a US Group Member or any ERISA Affiliate is (or, if such plan were terminated, would under Section 4069 of ERISA be deemed to be) an "employer" as defined in Section 3(5) of ERISA.

        "Encumbrance" means (a) a hypothèque, a charge, mortgage, pledge, lien, priorité or other encumbrance securing any obligation of any person, (b) any arrangement under which money or claims to, or the benefit of, a bank or other account may be applied or made subject to a combination of accounts so as to effect discharge of any sum owed or payable to any person or (c) any other type of preferential arrangement (including any outright transfer and retention arrangement) having a similar effect.

        "Environmental Claim" means any claim, proceeding or investigation by any person pursuant to any Environmental Law.

        "Environmental Law" means any applicable law in any jurisdiction in which any member of the Group conducts business which relates to the pollution or protection of the environment.

        "Environmental Permits" means any permit, licence, consent, approval and other authorisation and the filing of any notification, report or assessment required under any Environmental Law for the operation of the business of any member of the Group conducted on or from the properties owned or used by the relevant member of the Group.

        "ERISA" means, at any date, the US Employee Retirement Income Security Act of 1974 (as amended) and the regulations promulgated and rulings issued thereunder, all as the same shall be in effect at such date.

        "ERISA Affiliate" means any person that for purposes of Title I and Title IV of ERISA and Section 412 of the US Code would be deemed at any relevant time to be a single employer with a US Group Member, pursuant to Section 414(b), (c), (m) or (o) of the US Code or Section 4001 or ERISA.

        "ERISA Event" means:

  (a)
  any reportable event, as defined in Section 4043 of ERISA, with respect to an Employee Plan, as to which PBGC has not by regulation waived the requirement of Section 4043(a) of ERISA that it be notified within thirty days of the occurrence of such event (provided that a failure to meet the minimum funding standard of Section 412 of the US Code or Section 302 of ERISA shall be a reportable event for the purposes of this paragraph (a) regardless of the issuance of any waivers in accordance with Section 412(d) of the US Code);

  (b)
  the filing of a notice of intent to terminate any Employee Plan, if such termination would require material additional contributions in order to be considered a standard termination within the meaning of Section 4041(b) of ERISA, the filing under Section 4041(c) of ERISA of a notice of intent to terminate any Employee Plan or the termination of any Employee Plan under Section 4041(c) of ERISA;

  (c)
  the institution of proceedings under Section 4042 of ERISA by the PBGC for the termination of, or the appointment by PBGC of a trustee under Section 4042 of ERISA, to administer, any Employee Plan;

  (d)
  the failure to make a required contribution to any Employee Plan that would result in the imposition of an encumbrance under Section 412 of the US Code or Section 302 of ERISA;

  (e)
  an engagement in a non-exempt prohibited transaction within the meaning of Section 4975 of the US Code or Section 406 of ERISA;

  (f)
  complete or partial withdrawal by a US Group Member or any ERISA Affiliate from a Multiemployer Plan, or notification that a Multiemployer Plan is in reorganisation; and

  (g)
  the aggregate liabilities (determined on an ongoing basis) for each defined pension plan subject to the provisions of Title IV of ERISA or Section 412 of the US Code or Section 302 of ERISA maintained by any US Group Member or ERISA Affiliate exceeds the aggregate assets of such plan, in each case if the occurrence of which would reasonably be likely to have a Material Adverse Effect.

        "Event of Default" means any circumstance described as such in Clause 23 (Events of Default).

        "Execution Date" means the date of this Agreement.

        "Executive Order" means Executive Order No. 13224 of September 23, 2001—Blocking Property and Prohibiting Transactions With Persons Who Commit, Threaten To Commit, or Support Terrorism.

        "Facilities" means the Term Facilities and the Revolving Facility.

        "Facility Office" means, in relation to the Agent, the office identified with its signature below or such other office as it may select by notice and, in relation to any Lender, the office notified by it to the Agent in writing prior to the date hereof (or, in the case of a New Lender, at the end of the Transfer Agreement to which it is a party as New Lender) or such other office as it may from time to time select by notice to the Agent.

        "Factoring Arrangements" means the discount, sale, assignment by way of security (cession Dailly), or other disposal by Genesys S.A. and its subsidiaries of up to USD 6,000,000 (or the equivalent thereof in euros) of customers' receivables to raise at least USD 3,000,000 (or the equivalent thereof in euros) by way of one or more factoring arrangements.

        "Final Maturity Date" means, in relation to the Term A Facility and the Term B Facility, 31 October 2008.

        "Finance Documents" means this Agreement, the fee letters referred to in Clause 24.2 (Amendment Fee) and Clause 24.3 (Agency Fee), the Security Documents, the Intra-Group Loan Agreements, the Hedging Agreements entered into by a Lender or an affiliate of a Lender (but not any other financial institution) and any documents evidencing the terms of any other agreement or document that may be entered into or executed pursuant to any of the foregoing by any Obligors and any other document which is designated a "Finance Document" in writing signed by the Borrower and the Agent.

        "Finance Lease" means, in respect of any person, a contract treated as a finance or capital lease in accordance with accounting principles applied for the preparation of such person's audited financial statements and which has the economic effect of a borrowing.

        "Finance Parties" means the Agent, the Security Agent, the Arrangers, the Lenders and any Hedge Counterparties which are Lenders or affiliates of Lenders.

        "Financial Indebtedness" means, in respect of any person, any indebtedness for or in respect of:

  (a)
  moneys borrowed;

  (b)
  any amount raised by acceptance under any acceptance credit facility or any amount borrowed under any overdraft facility;

  (c)
  any amount raised pursuant to any note or the issue of bonds, notes or any similar instrument;

  (d)
  any amount raised by the issue of shares redeemable at the sole option of the holders thereof;

  (e)
  all unconditional and irrevocable obligations to repurchase, retire, defease or otherwise reacquire for value (i) any share capital of such person or (ii) any warrants, rights or options to acquire such share capital, in respect of transactions which, in each such case, have the economic effect of a borrowing or which finance a member of the Group or the Group's operations or capital requirements;

  (f)
  the amount of any liability in respect of any lease or hire purchase contract which would be a Finance Lease;

  (g)
  the amount of any liability in respect of any advance or deferred purchase agreement other than normal payment terms agreed by suppliers and other parties with whom such person has commercial or contractual relations;

  (h)
  receivables sold or discounted (other than on a non recourse basis);

  (i)
  any agreement or option to re-acquire an asset if the sole reason for entering into such agreement or option is to raise finance;

  (j)
  any documentary or standby letter of credit or performance bond facility;

  (k)
  any sums due under (i) interest rate swap, currency swap, forward foreign exchange transaction, cap, floor, collar or option transaction or (ii) any other treasury transaction or any combination thereof or (iii) any other transaction entered into in connection with protection against or benefit from fluctuation in any rate or price (and the amount of the Financial

    Indebtedness in relation to any such transaction shall be calculated by reference to the mark-to-market valuation of such transaction at the relevant time);

  (l)
  any guarantee or indemnity issued in connection with any of the items referred to in paragraphs (a) to (k) above,

provided, however, that any Financial Indebtedness which would fall within clause (k) of this definition as relating to currency fluctuation shall be disregarded for the purpose of the calculations to be performed pursuant to Clause 21 (Financial Condition).

        "Financial Quarter" has the meaning given to it in Schedule 9 (Financial Definitions).

        "French GAAP" means generally accepted accounting principles in France or International Accounting Standards, as the case may be.

        "Governmental Entity" means the US Environmental Protection Agency, the US Department of Labor, the US Department of Transportation, any successors thereto, or any other federal, state or local governmental agency now or hereafter regulating substances and materials in the environment located at or adjacent to properties owned by any US Group Member.

        "Group" means Genesys S.A. and its consolidated subsidiaries for the time being (before as well as after the Execution Date).

        "Group Structure Chart" means the group structure chart in agreed form showing:

  (a)
  all members of the Group;

  (b)
  any person in which any Group member has an interest in the issued share capital or equivalent ownership interest of such person;

  (c)
  the jurisdiction of incorporation or establishment of each person within paragraph (a) above; and

  (d)
  all members of the Group that are wholly-owned subsidiaries of Genesys S.A.

        "Guarantees" means (i) a guarantee à première demande issued by Genesys S.A. in favour of the Security Agent in respect of the obligations of the Borrower under the Term A Facility, the Term B Facility and the Revolving Facility and (ii) any of the guarantees to be issued by each Material Subsidiary in accordance with Clause 35.2 (Request for Additional Guarantor).

        "Guarantors" means Genesys S.A. and each Additional Guarantor.

        "Hazardous Substances" means and includes (a) any solid, gaseous or liquid wastes (including hazardous wastes), hazardous air pollutants, hazardous substances, hazardous materials, regulated substances, restricted hazardous wastes, hazardous chemical substances, mixtures, toxic substances, pollutants or contaminants or terms or similar import, as such terms are defined in any Environmental Law, as such definition may change from time to time, (b) any substance or material which now or in the future is known to constitute a threat to health, safety, property or the environment or which has been or is in the future determined by any Governmental Entity to be capable of posing a risk of injury to health, safety, property or the environment or exposure to which is prohibited, limited or regulated by any Environmental Law or Governmental Entity, including all of those materials, wastes and substances designated now or in the future as hazardous or toxic by any Governmental Entity, and (c) any petroleum or petroleum products or by-products, radioactive materials, asbestos, whether friable or non-friable, urea formaldehyde foam insulation, polychlorinated biphenyls, or radon gas.

        "Hedge Counterparty" means a Lender or an affiliate of a Lender or any other duly licensed bank or financial institution.

        "Hedging Agreements" means each of the agreements entered into or to be entered into between the Group member(s) approved by the Agent and a Hedge Counterparty for the purpose of hedging interest rate liabilities in accordance with Clause 22.30 (Hedging).

        "Intellectual Property" means all patents, trademarks, service marks, designs, business names, copyrights, design rights, moral rights, inventions, know-how and other intellectual property rights and interests, whether registered or unregistered, and the benefit of all licenses, applications, rights to use and monies deriving from any such intellectual property now or hereafter belonging to any member of the Group.

        "Interest Period" means, save as otherwise provided herein, any of those periods mentioned in Clause 4.1 (Interest Periods).

        "Intra-Group Loan Agreements" means all intra-Group loan agreements setting out the terms and conditions of the intra-Group loans entered into amongst any member of the Group.

        "IP Licence" means any licence or other agreement pursuant to which any Intellectual Property is held, used or exploited by any Group member.

        "Joint Venture" means any joint venture entity, whether a company, unincorporated firm, undertaking, association, joint venture or partnership or any other entity.

        "Key-man Policy" means the life insurance policy (in form and substance satisfactory to the Agent) relating to the death or disability and made in favour of Genesys S.A. in respect of the death or disability of François Legros for a period of five years, expiring on 1 August 2006 for a minimum coverage amount of USD 1,000,000, and required to be delivered and renewed or replaced in accordance with Clause 22.31 (Key-man Policy) or any substituted policy or any new policy previously approved by the Agent.

        "Legal Opinions" means the legal opinions delivered to the Agent pursuant to Clause 2.3 (Conditions Precedent) and Clause 35.2 (Request for Additional Guarantor).

        "Lender" means any financial institution:

  (a)
  named in Schedule 1 (The Lenders); or

  (b)
  which has become a party hereto in accordance with Clause 34 (Changes to the Lenders),

and which has not ceased to be a party hereto in accordance with the terms hereof.

        "LIBOR" means, in relation to any Facilities:

  (a)
  the applicable Screen Rate; or

  (b)
  (as the Agent and the Borrower may agree and/or if no Screen Rate is available for the currency or period of that Advance) the arithmetic mean of the rates (rounded upwards to four decimal places) as supplied to the Agent at its request quoted by the Reference Banks to leading banks in the London interbank market, on the Quotation Date for the offering of deposits in the currency of that Advance and for a period comparable to the relevant interest period for that Advance;

where "Screen Rate" means the percentage rate per annum determined by the British Bankers Association Interest Settlement Rate for the relevant period on page 3750 of Telerate and/or the appropriate page of Reuters.

        "Majority Lenders" means:

  (a)
  whilst there are no Outstandings, a Lender or Lenders whose Commitments amount (or, if each Lender's Commitment has been reduced to zero, did immediately before such reduction to zero, amount) in the aggregate to more than sixty-six and two thirds per cent (66 2/3%) of the Total Commitments; and

  (b)
  whilst there are Outstandings, a Lender or Lenders to whom in the aggregate more than sixty-six and two thirds per cent (66 2/3%) of the amount of the Outstandings is owed.

        "Mandatory Cost" means the rate determined in accordance with Schedule 8 (Mandatory Costs Formulae).

        "Margin" means the A Margin, the B Margin or the Revolving Margin.

        "Margin Stock" means margin stock or "margin security" within the meaning of Regulations T, U and X.

        "Material Adverse Effect" means an adverse effect which (a) is material on the business, operations, property, assets, liabilities, condition (financial or otherwise), performance of the Borrower, any Material Subsidiary, or the Group, considered as a whole; or (b) is likely to materially impair the ability of an Obligor to perform its payment obligations under the Finance Documents or likely to result in any breach of any financial condition under Clause 21 (Financial Condition); or (c) is likely to materially affect the validity or enforceability of the Finance Documents or the rights or remedies of any Finance Party thereunder.

        "Material Subsidiary" means (A) until the first quarterly consolidated financial statements are delivered to the Agent under Clause 19.3 (Quarterly Statements), (i) GCI; (ii) Genesys Conferencing Ltd.; and (iii) Genesys Conferencing A.B. and (B) thereafter any other subsidiary of Genesys S.A. which has:

  (a)
  earnings before interest and tax (calculated on the same basis as EBIT as defined in Clause 21 (Financial Condition) representing 10 per cent. or more of the consolidated earnings before interest and tax of the Group; or

  (b)
  Total Assets representing 10 per cent. or more of Total Assets of the Group; or

  (c)
  turnover representing 10 per cent. or more of consolidated turnover of the Group.

        Compliance with the conditions set out in paragraphs (a), (b) or (c) above shall be determined by reference to the most recent Compliance Certificate executed by Genesys S.A.'s auditors or two directors of Genesys S.A. (in accordance with Clause 19.6 (Compliance Certificates)), as the case may be, or the latest audited financial statements of such subsidiary (consolidated in the case of a subsidiary which itself has subsidiaries) and the latest audited consolidated financial statements of the Group provided that:

    (i)
    if a subsidiary has been acquired since the date as at which the latest audited consolidated financial statements of the Group were prepared, such financial statements shall be adjusted in order to take into account the acquisition of such subsidiary (such adjustment being certified by the Group's auditors or two directors of Genesys S.A. (in accordance with Clause 19.6 (Compliance Certificates)), as representing an accurate reflection of the revised consolidated earnings before interest and tax, Total Assets or turnover of the Group);

    (ii)
    if, in the case of any subsidiary which itself has subsidiaries, no consolidated financial statements are prepared and audited, its consolidated profits before interest and tax, Total Assets and turnover shall be determined on the basis of pro forma consolidated financial statements of the relevant subsidiary and its subsidiaries, prepared for this purpose by the auditors of Genesys S.A. or the auditors for the time being of the relevant subsidiary or two directors of Genesys S.A. (in accordance with Clause 19.6 (Compliance Certificates)); and

    (iii)
    if any intra-group transfer or re-organisation takes place, the audited financial statements of the Group and of all relevant subsidiaries shall be adjusted by the Group's auditors or two directors of Genesys S.A. (in accordance with Clause 19.6 (Compliance Certificates)) in order to take into account such intra-group transfer or reorganisation.

        A determination by the auditors of Genesys S.A. that a subsidiary is or is not a Material Subsidiary shall, in the absence of manifest error, be conclusive and binding on all parties hereto.

        "Multiemployer Plan" means a "multiemployer plan" (as defined in Section 3(37) of ERISA) subject to Title IV of ERISA maintained or contributed to for any employees of (a) any US Group Member or (b) any ERISA Affiliate.

        "Notice of Drawdown" means a notice substantially in the form set out in Schedule 4A (Notice of Drawdown).

        "Obligor" means the Borrower or a Guarantor and "Obligors" means the Borrower and the Guarantors.

        "Original Financial Statements" means, in relation to each Obligor, its audited financial statements for its financial year ended 31 December 2004.

        "Outstandings" means at any time, the Term Outstandings and the Revolving Outstandings.

        "Overnight LIBOR" means, in relation to any Facility, the applicable Screen Rate or, if no Screen Rate is available for the currency or period of that Advance, the arithmetic means of the rates (rounded upwards to four decimal places) as supplied on such day to the Agent at its request quoted by the Reference Banks to leading banks in the London interbank market on the Quotation Date, for the offering of deposits in the relevant currency for the period form one Business Day to the immediately following Business Day, where "Screen Rate" means the percentage rate per annum determined by the British Bankers Association Interest Settlement Rate for the relevant period on page 3750 of Telerate and/or the appropriate page of Reuters.

        "Participating Member State" means any member state of the European Communities that adopts or has adopted the euro as its lawful currency in accordance with legislation of the European Union relating to Economic and Monetary Union.

        "Party" means a party to this Agreement and includes its successors in title, permitted assigns and permitted transferees.

        "PBGC" means the US Pension Benefit Guaranty Corporation or any entity succeeding to all or any of its functions under ERISA.

        "Permitted Disposals" means any disposal:

  (a)
  of Cash Equivalent Investments on arm's length terms;

  (b)
  for cash on arm's length terms of any surplus, old or obsolete assets not required for the continuing operation of the business of the Group; and

  (c)
  for cash on arm's length terms of any asset whatsoever (other than assets disposed of in accordance with paragraphs (a) to (b) above) by a Group member, where the aggregate value of the cash proceeds received by the Group in respect of disposals permitted under this paragraph (c) do not exceed USD 2,000,000 (or its equivalent) per calendar year.

        "Permitted Encumbrance" means:

  (a)
  any Encumbrance over or affecting (i) any asset acquired by a member of the Group after the date hereof or (ii) any asset of any company which becomes a member of the Group after the date hereof, where such Encumbrance is created prior to the date on which such company becomes a member of the Group, provided that, in any case,

    (i)
    such Encumbrance was not created in contemplation of the acquisition of such asset by a member of the Group or the acquisition of such company; and

    (ii)
    the amount thereby secured has not been increased in contemplation of, or since the date of, the acquisition of such asset by a member of the Group or the acquisition of such company;

  (b)
  any outright transfer or retention of title arrangement entered into by any member of the Group in the normal course of its business;

  (c)
  any lien or privilège arising by operation of law and in the normal course of business;

  (d)
  any Encumbrance arising under or evidenced by a Security Document;

  (e)
  any Encumbrance entered into pursuant to this Agreement; and

  (f)
  any pre-existing liens filed against any specific equipment used by the Borrower or one of its subsidiaries in the ordinary course of business.

        "Permitted Financial Indebtedness" means:

  (a)
  any Financial Indebtedness arising under or permitted pursuant to the Finance Documents;

  (b)
  any Financial Indebtedness arising under sub-paragraphs (a), (b) or (e) of the definition of Permitted Transactions;

  (c)
  any Financial Indebtedness arising under Permitted Treasury Transactions;

  (d)
  any Financial Indebtedness arising under the Intra-Group Loan Agreements;

  (e)
  receivables sold on a discounted basis (other than a non recourse basis provided that it does not exceed USD 1,000,000 (on a consolidated basis));

  (f)
  any Financial Indebtedness arising under debt unsecured and subordinated to the Facilities provided that the leverage ratio as defined in sub-paragraph 21.1.3 remains below 1.5; and

  (g)
  any Financial Indebtedness not falling within paragraphs (a) to (f) above provided that the aggregate amount does not exceed USD 4,000,000 (or its equivalent) for the Group.

        "Permitted Transactions" means:

  (a)
  any loan made by a Group member to another Group member provided that:

  (i)
  such loan is:

  (1)
  a loan which is subject to an Intra-Group Loan Agreement; or

  (2)
  a trade credit/or indemnity granted in the ordinary course of trading and upon terms usual for trade; or

  (3)
  a loan to an Obligor to fund:

  (A)
  obligations under the Finance Documents; or

  (B)
  working capital requirements; or

  (4)
  a loan by a member of the Group which is not an Obligor to another member of the Group which is not an Obligor; or

    (ii)
    in respect of any loan made to a Group member whose shares are subject to an Encumbrance constituted by the Security Documents, subject to not being in breach of any applicable law prohibiting financial assistance, security satisfactory to the Agent over such loans (other than loans amounting to less than USD 250,000 whose maturities are less than 6 months provided that the aggregate outstanding amount for the Group of such loans does not exceed USD 1,000,000 per financial year) has been provided in favour of the Finance Parties to secure all or any of the obligations of the Obligors under the Finance Documents;

  (b)
  the payment or declaration of any dividend, return on capital, repayment of capital contributions or other distributions by any Group member other than:

  (i)
  by Genesys S.A.; or

  (ii)
  by a Group member which is an Obligor to another Group member which is not an Obligor;

  (c)
  the purchase, subscription for, or other acquisition of any shares (or other securities or any interest therein) in:

  (i)
  any Obligor by any other Obligor;

  (ii)
  any Group member which is not an Obligor by any other Group member which is not an Obligor; and

  (iii)
  any Group member which is not an Obligor by any Obligor,

    provided that, if any such shares (or other securities or any interest therein) are issued by a Group member whose shares are subject to an Encumbrance constituted by the Security Documents, in any such case such shares (or other securities or any interest therein) are made subject to security satisfactory to the Agent to secure all the obligations of the Obligors under the Finance Documents;

  (d)
  the giving by any Group member of any guarantee, bond or indemnity in respect of the liabilities or obligations of any other Group member provided that no Obligor shall give any guarantee, bond or indemnity in respect of the liabilities or obligations of any Group member which is not an Obligor;

  (e)
  (i) any netting or set-off arrangement entered into by any member of the Group in the normal course of its banking arrangements with any clearing bank for the purpose of netting debit and credit balances on bank accounts of members of the Group operated on a net balance basis;

  (ii)
  any netting or set-off arrangement under a Hedging Agreement where the obligations of other parties thereunder are calculated by reference to net exposure thereunder (but not any netting or set-off relating to such Hedging Agreement in respect of cash collateral or any other Encumbrance except as otherwise permitted hereunder); and

  (f)
  any creation or incorporation of any new Genesys S.A. subsidiaries.

        "Permitted Treasury Transactions" means the Treasury Transactions entered into (i) in accordance with Clause 22.30 (Hedging) or (ii) in the normal course of business for purpose of protection against fluctuation in any rate (including interest rate) or price (including currency prices and exchange rates).

        "Potential Event of Default" means any event which is reasonably likely to become (with the passage of time, the giving of notice, the making of any determination hereunder or any combination thereof) an Event of Default.

        "Quotation Date" means, in relation to any period for which an interest rate is to be determined hereunder, the day on which quotations would ordinarily be given by prime banks in the relevant interbank market for deposits in the currency in relation to which such rate is to be determined for delivery on the first day of that period, provided that, if, for any such period, quotations would ordinarily be given on more than one date, the Quotation Date for that period shall be the last of those dates.

        "Reassessment Circumstance" shall mean the occurrence of any one of the following events:

  (a)
  the Cash Cover (as defined in Clause 21.1.1) for any Relevant Period specified in Column 1 below shall be less than the ratio set out in Column 2 below opposite such Relevant Period:

Column 1 Relevant Period ending	Column 2 Ratio
31 March 2006	0.87
30 June 2006	1.08
30 September 2006	1.07
31 December 2006	2.54
31 March 2007	3.25
30 June 2007	2.71
30 September 2007	2.74
31 December 2007	1.08
31 March 2008	1.13
30 June 2008	0.82
30 September 2008	0.86
  (b)
  the Interest Cover (as defined in Clause 21.1.2) for any Relevant Period specified in Column 1 below shall be less than the ratio set out in Column 2 below opposite such Relevant Period:

Column 1 Relevant Period ending	Column 2 Ratio
31 March 2006	4.12
30 June 2006	4.81
30 September 2006	5.59
31 December 2006	7.73
31 March 2007	8.89
30 June 2007	9.07
30 September 2007	9.38
31 December 2007	10.46
31 March 2008	12.47
30 June 2008	14.94
30 September 2008	17.71

  (c)
  the ratio of outstanding Consolidated Net Indebtedness to Consolidated EBITDA for any Relevant Period specified in Column 1 below shall exceed the ratio set out in Column 2 below opposite such Relevant Period:

Column 1 Relevant Period ending	Column 2 Ratio
31 March 2006	1.68
30 June 2006	1.69
30 September 2006	1.62
31 December 2006	1.22
31 March 2007	1.09
30 June 2007	0.89
30 September 2007	0.72
31 December 2007	0.45
31 March 2008	0.35
30 June 2008	0.18
30 September 2008	0.04

        "Reassessment Period" means the eight (8) month period following the end of any Relevant Period in respect of which a Reassessment Circumstance has occurred.

        "Reference Banks" means the principal London offices of Barclays Bank PLC, The Royal Bank of Scotland PLC and HSBC or such other banks as may be appointed as such by the Agent after consultation with Genesys S.A.

        "Regulations T, U and X" means, respectively, Regulations T, U and X of the Board of Governors of the Federal Reserve System of the United States (or any successor).

        "Repayment Date" means, in relation to any Revolving Advance, the last day of the Term thereof.

        "Repeated Representations" means:

  (a)
  on the Effective Date and on the first date on which an Advance is made under the Facilities, all of the representations set out in Clause 18 (Representations); and

  (b)
  on all dates contemplated by sub-clause 18.38.1 other than the Effective Date and the first date on which an Advance is made under the Facilities:

  (i)
  each of the representations set out in Clause 18.1 (Status) to Clause 18.11 (No Deduction or Withholding); and

  (ii)
  each of the representations set out in Clause 18.14 (No Winding-up or insolvency proceedings) to Clause 18.37 (Reference Business Plan) other than the representations on Business Plan or on the Original Financial Statements set out in Clause 18.12 (Reports).

        "Restricted Party" means any person listed:

  (a)
  in the Annex to the Executive Order;

  (b)
  on the "Specially Designated Nationals and Blocked Persons" list maintained by the Office of Foreign Assets Control of the US Department of the Treasury; or

  (c)
  in any successor list to either of the foregoing.

        "Revolving Advance" means an advance made or to be made by the Lenders under the Revolving Facility.

        "Revolving Commitment" means, in relation to a Lender at any time and save as otherwise provided herein, the amount set opposite its name under the heading "Revolving Commitment" in Schedule 1 (The Lenders).

        "Revolving Facility" means the revolving loan facility granted to the Borrower under sub-clause 2.1.3 of Clause 2.1 (Grant of the Facilities).

        "Revolving Margin" means, in relation to the Revolving Outstandings, subject to Clause 7.3 (Revolving Margin Ratchet), 2.65% per annum.

        "Revolving Outstandings" means, at any time, the aggregate of principal amounts of each outstanding Revolving Advance.

        "Revolving Termination Date" means, with respect to the Revolving Facility, 31 October 2007.

        "SEC" means the US Securities and Exchange Commission or any successor thereto.

        "Security" means the security from time to time constituted by or pursuant to the Security Documents.

        "Security Documents" means, inter alia, each of the following documents:

  (a)
  Each of the Guarantees issued by each of the Guarantors in favour of the Security Agent (including, for the avoidance of doubt, that certain amended and restated first demand guarantee by Genesys S.A. in favour of the Security Agent);

  (b)
  A Pledge Agreement between Genesys S.A. as pledgor and the Security Agent as beneficiary, with respect to the shares of GCI;

  (c)
  A Pledge Agreement between Genesys S.A. as pledgor and the Security Agent as beneficiary, with respect to the shares of Genesys Conferencing Ltd.;

  (d)
  An Amended and Restated Pledge Agreement between Genesys S.A. as pledgor and the Security Agent as beneficiary, with respect to the shares of Genesys Conferencing AB; and

  (e)
  An Amended and Restated Security Agreement between GCI as pledgor and the Security Agent as beneficiary with respect to the assets of the Borrower,

together with any other document entered into by any member of the Group creating or evidencing an Encumbrance for all or any part of the obligations of the Obligors or any of them under any of the Finance Documents.

        "Selection Notice" means a notice substantially in the form set out in Schedule 4B (Selection Notice).

        "Term" means, save as otherwise provided herein, in relation to any Advance, the period for which such Advance is borrowed, as specified in the Notice of Drawdown relating thereto.

        "Term A Advance" means an advance (as from time to time consolidated, divided or reduced by repayment) made or to be made by the Lenders under the Term A Facility.

        "Term A Commitment" means, in relation to a Lender at any time and save as otherwise provided herein, the amount set opposite its name under the heading "Term A Commitment" in Schedule 1 (The Lenders).

        "Term A Facility" means the term loan facility granted to the Borrower under sub-clause 2.1.1 of Clause 2.1 (Grant of the Facilities).

        "Term A Outstandings" means, at any time, the aggregate principal amount of the outstanding Term A Advances.

        "Term Advance" means a Term A Advance or a Term B Advance.

        "Term Availability Period" means in relation to the Term A Facility or the Term B Facility, the period from and including the date of the Original Facilities Agreement to and including the earlier of (a) two months after the date of the Original Facilities Agreement, and (b) the first Business Day on which the Available Term A Commitment (in the case of the Term A Facility) or the Available Term B Commitment (in the case of the Term B Facility) of each of the Lenders is zero.

        "Term B Advance" means an advance (as from time to time consolidated, divided or reduced by repayment) made or to be made by the Lenders under the Term B Facility.

        "Term B Commitment" means, in relation to a Lender at any time and save as otherwise provided herein, the amount set opposite its name under the heading "Term B Commitment" in Schedule 1 (The Lenders).

        "Term B Facility" means the term loan facility granted to the Borrower under sub-clause 2.1.2 of Clause 2.1 (Grant of the Facilities).

        "Term B Outstandings" means, at any time, the aggregate principal amount of the outstanding Term B Advances.

        "Term Commitment" means, in relation to a Lender at any time and save as otherwise provided herein, the aggregate of its Term A Commitment and its Term B Commitment.

        "Term Facilities" means the Term A Facility and the Term B Facility and "Term Facility" shall mean any one of them.

        "Term Outstandings" means, at any time, the aggregate of the Term A Outstandings and the Term B Outstandings at such time.

        "Term Repayment Date" means each of the dates specified in Clause 10.1 (Term Advances Repayments), provided that if such date is not a Business Day, it shall be deemed to be the next succeeding Business Day.

        "Total Commitments" means, at any time, the aggregate of the Lenders' Commitments.

        "Transfer Agreement" means an agreement substantially in the form set out in Schedule 2 (Form of Transfer Agreement).

        "Transfer Date" means, in relation to a transfer, the later of:

  (a)
  the proposed Transfer Date specified in the Transfer Agreement; and

  (b)
  the date on which the Agent executes the Transfer Agreement.

        "Treasury Transaction" means any currency or interest purchase, cap or collar agreement, forward rate agreements, interest rate or currency future or option contract, foreign exchange or currency purchase or sale agreement, interest rate swap, currency swap or combined interest rate and currency swap agreement and any other similar agreement.

        "Unpaid Sum" means any sum due and payable but unpaid by an Obligor under the Finance Documents.

        "US" and "United States" means the United States of America, its territories, possessions and other areas subject to the jurisdiction of the United States of America.

        "US Code" means the US Internal Revenue Code of 1986 (as amended) and the regulations promulgated and rulings issued thereunder, all as the same shall be in effect at such date.

        "US GAAP" means generally accepted accounting principles in the United States.

        "US Group Member" means each Group member incorporated in the United States.

        "Utilisation Date" means, in relation to an Advance, the date on which it is to be made.

1.2   Interpretation

        Any reference in this Agreement to:

        the "Agent", the "Arrangers", the "Security Agent", any "Hedge Counterparty" or any "Lender" shall be construed so as to include it and any subsequent successors and permitted transferees and assigns in accordance with their respective interests;

        a document in "agreed form" is a document that has been initialled as such on or before the Execution Date for the purposes of identification by or on behalf of any of the Borrower and any Arranger or the Agent or is executed on or before the Execution Date by the Borrower and any Arranger or the Agent or, if not so executed or initialled, is in form and substance reasonably satisfactory to the Agent;

        an "affiliate" of a company or corporation shall be construed as a reference to a subsidiary or holding company, or to a subsidiary of a holding company, of that company or corporation;

        "assets" includes present and future properties, revenues and rights of every description;

        "consolidated" and "consolidation" means (i) a reference to the French rules applicable to consolidated financial statements as provided for in the Règlement No.99-02 of the Comité de la réglementation comptable including:

  (a)
  the intégration globale (global consolidation); or

  (b)
  the intégration proportionnelle (proportional consolidation); or

  (c)
  the intégration par mise en équivalence (compared consolidation), or

  (ii)
  a reference to the rules applicable to consolidated financial statements under US GAAP and the IAS 17 principles.

        "continuing", in relation to an Event of Default, shall be construed as a reference to an Event of Default which has not been waived in accordance with the terms hereof or remedied and, in relation to a Potential Event of Default, one which has not been remedied within the relevant grace period or waived in accordance with the terms hereof;

        "corporate reconstruction" includes in relation to any company any contribution of part of its business in consideration of shares (apport partiel d'actifs) and any demerger (scission) implemented in accordance with articles L.236-1 to L.236-24 of the French Code de commerce;

        "disposal" includes any sale, lease transfer or other disposal;

        the "equivalent" on any date in one currency (the "first currency") of an amount denominated in another currency (the "second currency") is a reference to the amount of the first currency which could be purchased with the amount of the second currency at the spot rate of exchange quoted by the Agent at or about 12.00 a.m. on such date for the purchase of the first currency with the second currency;

        "gross negligence" means "faute lourde";

        a "guarantee" includes any "cautionnement", "aval" and any "garantie" which is independent from the debt to which it relates;

        a "holding company" of a company or corporation shall be construed as a reference to any company or corporation of which the first-mentioned company or corporation is a subsidiary;

        "indebtedness" shall be construed so as to include any obligation (whether incurred as principal or as surety) for the payment or repayment of money borrowed, whether present or future, actual or contingent;

        a "law" shall be construed as any law, code, statute, constitution, decree, judgment, treaty, regulation, directive, by-law, order or any other legislative measure of any government, supranational, local government, statutory or regulatory body or court;

        a "member state" shall be construed as a reference to a member state of the European Union;

        "merger" includes any fusion implemented in accordance with articles L.236-1 to L.236-24 of the French Code de commerce;

        a "month" is a reference to a period starting on one day in a calendar month and ending on the numerically corresponding day in the next succeeding calendar month save that:

  (a)
  if any such numerically corresponding day is not a Business Day, such period shall end on the immediately succeeding Business Day to occur in that next succeeding calendar month or, if none, it shall end on the immediately preceding Business Day; and

  (b)
  if there is no numerically corresponding day in that next succeeding calendar month, that period shall end on the last Business Day in that next succeeding calendar month,

(and references to "months" shall be construed accordingly);

        a "partnership" shall be construed as a reference to any société en nom collectif, a société civile or any other association or corporation having an unlimited liability for its members;

        a "person" shall be construed as a reference to any person, firm, company, corporation, government, state or agency of a state or any association or partnership (whether or not having separate legal personality) of two or more of the foregoing;

        a "regulation" includes any regulation, rule, official directive, request or guideline (whether or not having the force of law) of any governmental, intergovernmental or supranational body, agency, department or regulatory, self-regulatory or other authority or organisation;

        the "relevant interbank rate" is a reference to LIBOR;

        "repay" (or any derivative form thereof) shall, subject to any contrary indication, be construed to include "prepay" (or, as the case may be, the corresponding derivative form thereof);

        a "security interest" includes any type of security (sûreté réelle) and transfer by way of security;

        a "subsidiary" of a company or corporation shall be construed as a reference to any company or corporation which is controlled, directly or indirectly, by the first-mentioned company or corporation;

        a "successor" shall be construed so as to include an assignee or successor in title of such party and any person who under the laws of its jurisdiction of incorporation or domicile has assumed the rights and obligations of such party under this Agreement or to which, under such laws, such rights and obligations have been transferred;

        "tax" shall be construed so as to include any tax (which shall include, but not be limited to, corporation tax and advance corporation tax), levy, impost, duty or other charge of a similar nature (including any penalty or interest payable in connection with any failure to pay or any delay in paying any of the same);

        "VAT" shall be construed as a reference to value added tax including any similar tax which may be imposed in place thereof from time to time;

        a "wholly-owned subsidiary" of a company or corporation shall be construed as a reference to any company or corporation which has no other members holding a substantial equity interest therein except that other company or corporation and that other company's or corporation's wholly-owned subsidiaries or persons acting on behalf of that other company or corporation or its wholly-owned subsidiaries;

        "wilful misconduct" means "dol"; and

        the "winding-up", "dissolution" or "administration" of a company or corporation shall be construed so as to include any equivalent or analogous proceedings under the law of the jurisdiction in which such company or corporation is incorporated or any jurisdiction in which such company or corporation carries on business including the seeking of liquidation, winding-up, reorganisation, dissolution, administration, arrangement, adjustment, protection or relief of debtors, redressement judiciaire, plan de cession totale ou partielle de l'entreprise, liquidation judiciaire or, after 1 January 2006, sauvegarde, redressement judiciaire or liquidation judiciaire.

1.3
Currency Symbols and Definitions

1.3.1
"USD" and "dollars" denote the lawful currency of the United States.

1.3.2
"euro" denotes the single currency of the European Union.

1.4
Agreements and Statutes

        Any reference in this Agreement to:

  1.4.1
  this Agreement or any other agreement or document shall be construed as a reference to this Agreement or, as the case may be, such other agreement or document as the same may have been, or may from time to time be, amended, varied, novated or supplemented; and

  1.4.2
  a statute or treaty shall be construed as a reference to such statute or treaty as the same may have been, or may from time to time be, amended or, in the case of a statute, re-enacted.

1.5
Headings

        Clause and Schedule headings are for ease of reference only.

1.6
Time

        Any reference in this Agreement to a time of day shall, unless a contrary indication appears, be a reference to Paris time.

1.7
Absence of Novation

        For the purposes of the Finance Documents, it is not the intention of the Parties that this amendment and restatement of the Original Facilities Agreement results as a matter of French law in a novation (novation) of the Original Facilities Agreement or the obligations of the Borrower and Genesys S.A. thereunder. Unless otherwise specifically agreed by the Parties, this Agreement shall not affect the Security, which shall remain in full force and effect.

2.    THE FACILITIES

2.1
Grant of the Facilities

        The Lenders hereby grant to the Borrower, upon the terms and subject to the conditions hereof:

  2.1.1
  a senior amortising term loan A facility in an aggregate principal amount of USD 3,560,000;

  2.1.2
  a senior amortising term loan B facility in an aggregate principal amount of USD 29,490,000; and

  2.1.3
  a revolving loan facility in an aggregate principal amount of USD 5,000,000.

2.2
Purpose and Application

2.2.1
The Term A Facility, the Term B Facility and the Revolving Facility are intended for financing (in part or in whole) working capital requirements and general corporate purposes of the Borrower and its affiliates.

2.2.2
Accordingly, the Borrower shall so apply all amounts loaned to it hereunder in accordance with sub-clause 2.2.1 and none of the Finance Parties shall be obliged to concern themselves with such application.

2.3
Conditions Precedent—Effectiveness

2.3.1
Save as all of the Lenders may otherwise agree in writing with the Borrower following the Borrower's written request, this Agreement shall be effective as of the Effective Date.

2.3.2
Save as all of the Lenders may otherwise agree in writing with the Borrower upon the Borrower's written request, the Borrower shall not deliver any Notice of Drawdown under this Agreement until the Effective Date.

2.3.3
The satisfaction of the conditions listed in Schedule 3 (Conditions Precedent) is solely for the benefit of the Lenders, who will be entitled to waive such conditions by the agreement of all of the Lenders without the prior consent of the Borrower.

2.4
Several Obligations

        The obligations of each Lender are several and not joint (conjointes et non solidaires) and the failure by a Lender to perform its obligations hereunder shall not affect the obligations of an Obligor or the other Lenders towards any other party hereto nor shall any other party be liable for the failure by such Lender to perform its obligations hereunder.

2.5
Several Rights

        The rights of each Finance Party are several and not joint (conjointes et non solidaires) and any debt arising hereunder at any time from an Obligor to any Finance Party hereto shall be a separate and independent debt. Each such party shall be entitled to protect and enforce its individual rights arising out of this Agreement independently of any other party (so that it shall not be necessary for any party hereto to be joined as an additional party in any proceedings for this purpose).

3.    UTILISATION OF THE TERM FACILITY

3.1
Utilisation Conditions for Term Advances

        A Term Advance will be made by the Lenders to the Borrower if:

  3.1.1
  by 12.00 noon three Business Days before the proposed Utilisation Date, the Agent has received a completed Notice of Drawdown from the Borrower;

  3.1.2
  the proposed Utilisation Date is a Business Day within the relevant Term Availability Period;

  3.1.3
  the amount of such Term Advance is (a) in the case of a Term A Advance (i) equal to or less than the amount of the Available Term A Facility and (ii) at least equal to the lower of (x) USD 5,000,000 and (y) the Available Term A Facility, and (b) in the case of a Term B Advance (i) equal to or less than the amount of the Available Term B Facility and (ii) at least equal to the lower of (x) USD 5,000,000 and (y) the Available Term B Facility; and

  3.1.4
  on the date of the Notice of Drawdown and on and as of the proposed date for the making of such Term Advance (a) no Event of Default or Potential Event of Default is continuing or shall occur as a result of the making of such Term Advance and (b) the Repeated Representations are true (before and after the making of such Term Advance).

3.2
Each Lender's Participation in Term Advances

        Each Lender will participate through its Facility Office in each Term Advance made pursuant to Clause 3.1 (Utilisation Conditions for Term Advances) in the proportion borne by its relevant Available Term Commitment to the relevant Available Term Facility immediately prior to the making of that Term Advance.

3.3
Reduction of Available Term Commitment

        If a Lender's relevant Available Term Commitment is reduced in accordance with the terms hereof at the option of the Borrower after the Agent has received the Notice of Drawdown for a Term Advance and such reduction was not taken into account in calculating the relevant Available Term Facility, then the amount of that Term Advance shall be reduced accordingly.

4.    INTEREST PERIODS FOR TERM ADVANCES

4.1
Interest Periods

        The period for which a Term Advance is outstanding shall be divided into successive Interest Periods each of which (other than the first, which shall begin on the day such Term Advance is made) shall start on the first day following the last day of the preceding such Interest Period.

4.2
Duration

        The duration of each Interest Period shall, save as otherwise provided herein, be one, two, three or six months, in each case as the Borrower may select in a Selection Notice to be received by the Agent at the latest by 12:00 noon three Business Days prior to the first day of the relevant Interest Period, or such other period as the Lenders agree, provided that:

  4.2.1
  if the Borrower fails to give such notice of its selection in relation to an Interest Period, the duration of that Interest Period shall, subject to sub-clause 4.2.2, be three months; and

  4.2.2
  to the extent necessary to ensure at any time Advances (in an aggregate amount not less than the amount of the next scheduled repayment of principal hereunder) have Interest Periods expiring on the relevant scheduled Repayment Date, any Interest Period which would otherwise end during the month preceding, or extend beyond, a Term Repayment Date or Final Maturity Date shall be of such duration that it shall end on that Term Repayment Date or Final Maturity Date.

4.3
Adjustment of Length of Interest Period

        The Agent may, with the agreement of the Borrower, adjust any Interest Period to such length as it considers appropriate for the purpose of ensuring such Interest Period ends on the same day on which any payments are to be made in connection with a Treasury Transaction falling within paragraph (i) of the definition of "Permitted Treasury Transaction" in Clause 1.1 (Definitions).

5.    PAYMENT AND CALCULATION OF INTEREST ON TERM ADVANCES

5.1
Payment of Interest

        On the last day of each Interest Period relating to a Term Advance (and, if the Interest Period of such Term Advance exceeds six months, on the expiry of each period of six months during that Interest Period) the Borrower shall pay accrued interest on the Term Advance to which such Interest Period relates.

5.2
Calculation of Interest

5.2.1
The rate of interest (expressed as a percentage per annum) applicable to a Term Advance from time to time during an Interest Period relating thereto shall be the percentage rate per annum which is the sum of the Margin on the Quotation Date therefor, the Mandatory Cost (if any) (expressed as in percentage per annum terms) in respect thereof at such time and LIBOR at such time.

5.2.2
In the event that, in application of Clause 4.2.2, an Interest Period lasts less than one week, the rate of interest (expressed as a percentage per annum) applicable to such Term Advance shall be the sum of the Margin on the Quotation Date therefor, the Mandatory Cost (if any) (expressed in percentage per annum terms) in respect thereof at such time and LIBOR for an interest period of one week at such time. Should the Interest Period last more than one week (other than Interest Periods of one, two, three or six months), the rate of interest applicable to such Term Advance shall be the sum of the Margin on the Quotation Date therefor, the Mandatory Cost (if any) (expressed in percentage per annum terms) in respect thereof at such time and LIBOR for an interest period of the number of months rounded to the next month.

5.3
Term Margin Ratchet

5.3.1
Subject to sub-clauses 5.3.3 and 5.3.4, if the ratio of Consolidated Net Indebtedness to Consolidated EBITDA in respect of the most recent Relevant Period (as defined in Clause 21 (Financial Condition) is within the range set out in Column 1 of the margin grid table below, then the A Margin (expressed per annum) shall be the percentage per annum set out opposite such range.

Margin Grid Table

Column 1	Column 2
Consolidated Net Indebtedness divided by Consolidated EBITDA	A Margin %
More than or equal to 2.00 but less than 2.50	2.40
More than or equal to 1.50 but less than 2.00	2.15
More than or equal to 1.00 but less than 1.50	1.90
Less than 1.00	1.65
  5.3.2
  Any reduction or increase to the A Margin provided for in sub-clause 5.3.1 shall take effect only in relation to any Advance made or Interest Period commencing at least 5 Business Days after receipt by the Agent for the Relevant Period of both (a) (in the case of a Relevant Period ending on the last day of Genesys S.A.'s financial year) the annual audited financial statements of the Group in accordance with Clause 19.1 (Annual Statements) or (in the case of a Relevant Period ending on the last day of Genesys S.A.'s half financial year) the semi-annual financial statements of the Group in accordance with Clause 19.2 (Semi-Annual Statements) or (in the case of a Relevant Period ending on the last day of any other Financial Quarter of Genesys S.A.) quarterly financial statements of the Group in accordance with Clause 19.3 (Quarterly Statements) for such Relevant Period and (b), in each case, a Compliance Certificate for such Relevant Period pursuant to Clause 19.6 (Compliance Certificates).

  5.3.3
  If, notwithstanding sub-clause 22.29.1 (Refinancing Process), the Borrower fails to refinance and prepay the Facilities in full by 31 October 2006, then the A Margin and the B Margin (each as expressed as a percentage per annum) shall be increased for each Relevant Period specified in Column 1 below by adding to the A Margin or B Margin, as applicable, the percentage per annum set out in Column 2 or Column 3 below, respectively, opposite such Relevant Period.

Margin Grid Table

Column 1	Column 2	Column 3
Relevant Period	Increase to A Margin	Increase to B Margin
	(% per annum)	(% per annum)
1 November 2006 - 30 April 2007	1.0	1.0
1 May 2007 - 31 October 2007	2.0	2.0
1 November 2007 - 30 April 2008	3.0	3.0
1 May 2008 - 31 October 2008	4.0	4.0
  5.3.4
  If at any time an Event of Default is continuing, the A Margin shall be the applicable margin, as such margin may be increased in accordance with sub-clause 5.3.3, plus 0.85% per annum.

  5.3.5
  If at any time an Event of Default is continuing, the B Margin shall be the applicable margin, as such margin may be increased in accordance with sub-clause 5.3.3, plus 1.35% per annum.

  5.3.6
  The change to the A Margin set out in sub-clause 5.3.4 and the change to the B Margin set out in sub-clause 5.3.5 shall apply from the date certified by the Agent (in writing) as the date on which an Event of Default has occurred or come into existence until the date certified by the Agent (in writing) as the date by which such Event of Default is no longer continuing. The Agent shall give such certification promptly (in any event within two Business Days) upon occurrence of an Event of Default or its ceasing to be continuing.

6.    UTILISATION OF THE REVOLVING FACILITY

6.1
Utilisation Conditions for the Revolving Facility

        Save as otherwise provided herein, a Revolving Advance will be made by the Lenders to the Borrower if:

  6.1.1
  not more than ten nor less than three Business Days before the proposed Utilisation Date, the Agent has received a completed Notice of Drawdown from the Borrower stating whether the utilisation is to be made by way of Revolving Advance;

  6.1.2
  the proposed Utilisation Date is a Business Day falling one month or more before the Revolving Termination Date and the proposed Term of the Revolving Advance would not expire after the Revolving Termination Date;

  6.1.3
  the amount of the Revolving Advance is (a) (if less than the Available Revolving Facility) an amount not less than USD 1,000,000 and an integral multiple of USD 250,000 or (b) equal to the amount of the Available Revolving Facility;

  6.1.4
  (in respect of a Revolving Advance), the proposed Term of the Revolving Advance requested is a period of one, three, six or twelve months in each case ending on or before the Revolving Termination Date;

  6.1.5
  there would not, immediately after the making of such Revolving Advance, be more than five Revolving Advances outstanding; and

  6.1.6
  on the date of the Notice of Drawdown and on and as of the proposed Utilisation Date, (a) no Event of Default or Potential Event of Default is continuing or shall occur as a result of the making of such Revolving Advance and (b) the Repeated Representations are true (before and after the making of such Revolving Advance).

6.2
Each Lender's Participation in Revolving Advances

        Each Lender will participate through its Facility Office in each Revolving Advance made pursuant to this Clause 6 in the proportion borne by its Available Revolving Commitment to the Available Revolving Facility immediately prior to the making of that Revolving Advance.

6.3
Reduction of Available Revolving Commitment

        If a Lender's Revolving Commitment is reduced in accordance with the terms hereof at the option of the Borrower after the Agent has received the Notice of Drawdown for a Revolving Advance and such reduction was not taken into account in the Available Revolving Facility, then the amount of that Revolving Advance shall be reduced accordingly.

6.4
Clean-Out Period

        The Borrower shall ensure the amount of Revolving Outstandings is reduced to zero for not less than 5 consecutive Business Days (the "Clean-Out Period") in any calendar year and not less than 1 month shall elapse between the expiry of one Clean-Out Period and the beginning of the immediately succeeding Clean-Out Period.

7.    PAYMENT AND CALCULATION OF INTEREST ON REVOLVING ADVANCES

7.1
Payment of Interest

        On the Repayment Date relating to each Revolving Advance (and, if the Term of such Revolving Advance exceeds six months, on the expiry of each period of six months during such Term) the Borrower shall pay accrued interest on that Revolving Advance.

7.2
Calculation of Interest

7.2.1
The rate of interest (expressed as a percentage per annum) applicable to a Revolving Advance from time to time during its Term shall be the rate per annum which is the sum of the Margin on the Quotation Date therefor, the Mandatory Cost (if any) (expressed in percentage per annum terms) in respect thereof at such time and LIBOR at such time.

7.2.2
In the event that, in application of Clauses 6.1.2 and 6.1.4, the term of a Revolving Advance is less than one week, the rate of interest (expressed as a percentage per annum) applicable to such first Revolving Advance shall be the sum of the Margin on the Quotation Date therefor, Mandatory Cost (if any) (expressed in percentage per annum terms) in respect thereof at such time and LIBOR for an interest period of one week at such time. Should the Interest Period last more than one week (other than Interest Periods of one, three, six or twelve months), the rate of interest applicable to such Revolving Advance shall be the sum of the Margin on the Quotation Date therefor, the Mandatory Cost (if any) (expressed in percentage per annum terms) in respect thereof at such time and LIBOR for an interest period of the number of months rounded to the next month.

7.3
Revolving Margin Ratchet

7.3.1
Subject to sub-clauses 7.3.3 and 7.3.4, if the ratio of Consolidated Net Indebtedness to Consolidated EBITDA in respect of the most recent Relevant Period is within the range set out in Column 1 of the margin grid table set out below, then the Revolving Margin shall be the percentage per annum set out opposite such range.

Margin Grid Table

Column 1	Column 2
Consolidated Net Indebtedness divided by Consolidated EBITDA	Revolving Margin %
More than or equal to 2.00 but less than 2.50	2.40
More than or equal to 1.50 but less than 2.00	2.15
More than or equal to 1.00 but less than 1.50	1.90
Less than 1.00	1.65
  7.3.2
  Any reduction or increase to the Revolving Margin provided for in sub-clause 7.3.1 shall take effect only in relation to any Revolving Advance made at least 5 Business Days after receipt by the Agent for the Relevant Period of both (a) (in the case of a Relevant Period ending on the last day of Genesys S.A.'s financial year) the annual audited financial statements of the Group in accordance with Clause 19.1 (Annual Statements) or (in the case of the Relevant Period ending on the last day of Genesys S.A.'s half financial year) the semi-annual financial statements of the Group in accordance with Clause 19.2 (Semi-Annual Statements) or (in the case of the Relevant Period ending on the last day of any other Financial Quarter of Genesys S.A.) quarterly financial statements of the Group in accordance with Clause 19.3 (Quarterly Statements) for such Relevant Period and (b), in each case, a Compliance Certificate for such Relevant Period pursuant to Clause 19.6 (Compliance Certificates).

  7.3.3
  If, notwithstanding sub-clause 22.29.1 (Refinancing Process), the Borrower fails to refinance and prepay the Facilities in full by 31 October 2006, then the Revolving Margin (expressed as a percentage per annum) shall be increased for each Relevant Period specified in Column 1 below by adding to the Revolving Margin the percentage per annum set out in Column 2 opposite such Relevant Period.

Margin Grid Table

Column 1	Column 2
Relevant Period	Increase to Revolving Margin
(% per annum)
1 November 2006 - 30 April 2007	1.0
1 May 2007 - 31 October 2007	2.0
  7.3.4
  If at any time an Event of Default is continuing the Revolving Margin shall be the applicable margin, as such margin may be increased in accordance with sub-clause 7.3.3, plus 0.85% per annum.

  7.3.5
  The change to the Revolving Margin set out in sub-clause 7.3.4 shall apply from the date certified by the Agent (in writing) as the date on which an Event of Default has occurred or come into existence until the date certified by the Agent (in writing) as the date by which such Event of Default is no longer continuing. The Agent shall give such certification promptly (in any event within two Business Days) upon occurrence of an Event of Default or its ceasing to be continuing.

8.    MARKET DISRUPTION AND ALTERNATIVE INTEREST RATES

8.1
Market Disruption

        If, in relation to any Advance:

  8.1.1
  the relevant interbank rate is to be determined by reference to Reference Banks and at or about 12.00 a.m. on the Quotation Date for the relevant Interest Period or Term none or only one of the Reference Banks supplies a rate for the purpose of determining the relevant interbank rate, for the relevant Interest Period or Term; or

  8.1.2
  before the close of business of the Agent on the Quotation Date for such Advance the Agent has been notified by a Lender or each of a group of Lenders to whom in aggregate two-thirds or more of such Advance is owed (or, in the case of an undrawn Advance, if made, would be owed) that the relevant interbank rate does not accurately reflect the cost of funding its participation in such Advance, then, the Agent shall notify the Borrower and the Lenders of such event and, notwithstanding anything to the contrary in this Agreement, Clause 8.2 (Substitute Interest Period and Interest Rate) shall apply to such Advance (if it is a Term Advance which is already outstanding). If sub-clause 8.1.1 or 8.1.2 applies to a proposed Advance, such Advance shall not be made until the substitute interest is determined or the Notice of Drawdown is cancelled by the Borrower.

8.2
Substitute Interest Period and Interest Rate

        If sub-clause 8.1.1 of Clause 8.1 (Market Disruption) applies to an Advance, the duration of the relevant Interest Period or Term shall be one month or, if less, such that it shall end on the next succeeding Repayment Date. If either sub-clause 8.1.1 or 8.1.2 of Clause 8.1 (Market Disruption) applies to an Advance, the rate of interest (expressed as a percentage per annum) applicable to such Advance during the relevant Interest Period or Term shall (subject to any agreement reached pursuant to Clause 8.3 (Alternative Rate)) be the rate per annum which is the sum of:

  8.2.1
  the Margin applicable to the relevant Facility on the applicable Quotation Date;

  8.2.2
  the Mandatory Cost (if any) (expressed in percentage per annum terms) in respect thereof at such time; and

  8.2.3
  the rate per annum determined by the Agent to be the arithmetic mean (rounded upwards to four decimal places) of the rates notified by each Lender to the Agent before the last day of such Interest Period or Term to be those which express as a percentage rate per annum the cost to each Lender of funding from whatever sources it may select its portion of such Advance during such Interest Period or Term.

8.3
Alternative Rate

        If:

  8.3.1
  either of those events mentioned in sub-clauses 8.1.1 and 8.1.2 of Clause 8.1 (Market Disruption) occurs in relation to an Advance; or

  8.3.2
  circumstances affect the LIBOR during any period of three consecutive Business Days,

then, in any such case, if the Agent or the Borrower so requires, the Agent and the Borrower shall enter into negotiations in good faith and will make their best endeavours to agree an alternative basis:

  (a)
  for determining the rates of interest from time to time applicable to the Advances; and/or

  (b)
  upon which the Advances may be maintained thereafter,

and any such alternative basis that is agreed shall take effect in accordance with its terms and be binding on each party hereto, provided that the Agent may not agree any such alternative basis without the prior consent of each Lender.

9.    NOTIFICATION

9.1
Advances

        Not less than two Business Days before the first day of an Interest Period or Term, the Agent shall notify each Lender:

  (a)
  of the Facility that is to be utilised;

  (b)
  the amount of the relevant Advance;

  (c)
  the proposed length of the relevant Interest Period or Term; and

  (d)
  the aggregate principal amount of the relevant Advance allocated to such Lender pursuant to this Agreement.

9.2
Interest Rate Determination

        The Agent shall promptly notify the Borrower and the Lenders of each determination of LIBOR, the Margin, and the Mandatory Cost.

9.3
Changes to Advances or Interest Rates

        The Agent shall promptly notify the Borrower and the Lenders of any change to any interest rate occasioned by the operation of Clause 8 (Market Disruption and Alternative Interest Rates).

9.4
Effective Global Rate (Taux Effectif Global)

        For the purposes of Articles L.313-1 et seq., R.313-1 and R.313-2 of the Code de la consommation, the Parties acknowledge that by virtue of certain characteristics of the Facilities (and in particular the variable interest rate applicable to the Facilities and the Borrower's right to select the duration of the Interest Period of each Facility) the taux effectif global cannot be calculated at the date of this Agreement. However, the Borrower acknowledges that it has received from the Agent a letter containing an indicative calculation of the taux effectif global, based on figured examples calculated on assumptions as to the taux de période and durée de la période set out in the letter. The Parties acknowledge that that letter forms part of this Agreement.

10.    REPAYMENT OF THE TERM FACILITIES

10.1
Term Advances Repayments

        When the Borrower has drawn a Term A Advance or a Term B Advance, it shall repay the Term A Outstandings or the Term B Outstandings, as the case may be, in instalments by repaying on each Term Repayment Date the percentage of the Term A Outstandings set out opposite each Term Repayment Date below:

	Repayment Instalment (%)
Term Repayment Date
	Term A Facility	Term B Facility
30 April 2006	17.00	—
31 October 2006	17.00	—
30 April 2007	10.33	—
31 October 2007	—	22.04
30 April 2008	—	33.91
31 October 2008	55.67	44.05

10.2
Reduction

        If the Borrower cancels the whole or any part of the Available Term Facilities in accordance with Clause 13.1 (Cancellation of the Term Facilities), then the amount of the repayment instalment due by the Borrower for each Term Repayment Date falling after that cancellation will be reduced pro rata by the amount cancelled.

11.    REPAYMENT OF THE REVOLVING FACILITY

        When a Revolving Advance has been made to the Borrower, the Borrower shall repay in full the Revolving Advance made to it on the Revolving Termination Date.

12.    MANDATORY PREPAYMENT

12.1
Definitions

        For the purposes of this Clause 12:

        "Net Disposal Amounts" means an amount equal to the proceeds (including any amount received in repayment of intercompany debt) of any disposal of any asset of any member of the Group after deducting:

  (a)
  reasonable out of pocket expenses (including brokers' fees and commissions, fees and expenses of advisors and counsels) incurred by any member of the Group due to such disposal;

  (b)
  VAT or any other taxes paid or payable by any member of the Group due to such disposal (as reasonably determined by such member of the Group, acting in good faith, on the basis of existing rates and taking account of any available credit, deduction or allowance), provided that the following disposal proceeds shall not constitute Net Disposal Amounts:

  (i)
  proceeds received in respect of any disposal referred to in paragraph (a) of the definition of Permitted Disposals; and

  (ii)
  proceeds received in respect of any disposal referred to in paragraphs (b) and (d) of the definition of Permitted Disposals if:

  (1)
  such proceeds, when aggregated with any other such disposal proceeds within the most recent twelve month period is less than USD 1,000,000 (or its equivalent); or

  (2)
  any proceeds which are, within a period of six months of receipt by the relevant member of the Group (or such longer period as the Agent may agree) reinvested in assets serving a similar purpose (when aggregated on a financial year basis the "Reinvested Amount"); and

  (iii)
  proceeds received in respect of any disposal referred to in paragraph (c) of the definition of Permitted Disposals if such proceeds are less than USD 5,000,000 (or its equivalent).

        "Net Insurance Amounts" means an amount equal to the proceeds of any insurance claim received by any member of the Group (after deducting any reasonable out of pocket expenses incurred by any member of the Group in relation to such claim) other than any proceeds which are:

  (a)
  to meet a third party claim and are applied in meeting such claim; or

  (b)
  to be applied to the replacement, reinstatement and/or repair of the assets in respect of which the relevant insurance claim was made as soon as reasonably practicable and, in any event, within six months of receipt of such proceeds (or such longer period as agreed by the Agent).

12.2
Mandatory Prepayment of Amounts

        On receipt by any member of the Group of Net Disposal Amounts or Net Insurance Amounts as defined above, the Borrower shall procure that a portion of the Outstandings due, calculated in accordance with Clause 12.7 (Application of Prepayments), shall be prepaid in an aggregate amount equal to the sum of (i) the Net Disposal Amounts and (ii) the Net Insurance Amounts.

12.3
Mandatory Prepayment from Excess Cash Flow

12.3.1
The Borrower shall procure that within 14 days of delivery of the annual consolidated accounts of the Group under Clause 19.1 (Annual Statements), the Outstandings shall be prepaid in an aggregate amount equal to 75% of the Excess Cash Flow of the Group above USD 5,000,000.

12.3.2
Any prepayment made under the terms of this clause 12.3 shall be applied in accordance with Clause 12.7 (Application of Prepayments).

12.4
Mandatory Prepayment from bonds

        The Borrower shall procure that within 10 days of the issuance of bonds (or any similar instrument) of any member of the Group, the Outstandings shall be repaid in an aggregate amount equal to the net cash proceeds of such issuance of bonds after deduction of all discounts, commissions, costs and expenses. Any such prepayment shall be applied in accordance with Clause 12.7 (Application of Prepayments).

12.5
Mandatory Prepayment from capital increase

        The Borrower shall procure that within 10 days of receipt of the net cash proceeds of any capital increase of the Borrower, Genesys S.A. or any of their consolidated subsidiaries, the Outstandings shall be prepaid in an aggregate amount equal to 50% of the net cash proceeds of any capital increase up to a cumulative amount of USD 40,000,000. Any such prepayment shall be applied in accordance with Clause 12.7 (Application of Prepayments).

12.6
Mandatory Prepayment on Change of Control

        The Borrower shall prepay the full amount of the Outstandings due by it:

  12.6.1
  if any person or group of persons acting in concert gains more than 33 1/3% of the shares of Genesys S.A; or

  12.6.2
  upon the occurrence of a loss of ownership or control of any Material Subsidiary by Genesys S.A. (directly or indirectly).

        For the purpose of Clause 12.6 (Mandatory Prepayment on Change of Control) "Control" has the meaning given in Article L.233-3 of the French Code de commerce and "acting in concert" has the meaning given in Article L.233-10 of the French Code de commerce.

12.7
Application of Prepayments

12.7.1
Any prepayment made under Clause 12.2 (Mandatory Prepayment of Amounts), Clause 12.3 (Mandatory Prepayment from Excess Cash Flow), Clause 12.4 (Mandatory Prepayment from bonds), Clause 12.5 (Mandatory Prepayment from capital increase) or Clause 12.8 (Mandatory Prepayment from subordinated debt) shall be applied in repayment:

(a)
first, pro rata between the Term B Outstandings and the Term A Outstandings in inverse chronological order of maturity; and

    (b)
    second, when the Term Outstandings have been repaid in full, in repayment of the Revolving Outstandings (and any amounts so repaid may not be reborrowed and the Revolving Commitments of the Lenders will be reduced pro rata).

    Any prepayment of Term Outstandings in respect of a Term Facility shall be applied against Term Advances then outstanding under that Facility pro rata.

  12.7.2
  Any prepayment of Term Outstandings shall satisfy the remaining obligations under Clause 10 (Repayment of the Term Facilities).

12.8
Mandatory Prepayment from subordinated debt

        The Borrower shall procure that upon the receipt by the Borrower of the proceeds of any new Financial Indebtedness entered into in accordance with Clause 21.5 (Reassessment Circumstances), the Outstandings shall be repaid in an aggregate amount equal to such proceeds. Any such prepayment shall be applied in accordance with Clause 12.7 (Application of Prepayments).

13.    CANCELLATION AND VOLUNTARY PREPAYMENT

13.1
Cancellation of the Term Facilities

13.1.1
The Borrower may, by giving to the Agent not less than ten Business Days' prior notice to that effect, cancel without cost or penalty the whole or any part (being an amount not less than USD 1,000,000 and an integral multiple of USD 250,000) of any Available Term Facility. Any such cancellation shall reduce the Available Term Commitments of the Lenders in respect of such Available Term Facility rateably.

13.1.2
Should the Borrower cancel without cost or penalty the whole of the Available Term Facility or Facilities available to it, no other Revolving Advance will be made available to the Borrower and any unutilised portion of the Revolving Facility shall be cancelled and the corresponding Available Revolving Commitments of the applicable Lenders shall be reduced to zero.

13.2
Prepayment of the Term Outstandings

13.2.1
Should the Borrower decide to prepay its Term Outstandings, the Borrower shall, if it has given to the Agent not less than five Business Days' prior notice to that effect, ensure that such Term Outstandings are prepaid in whole or part (being an amount such that the amount of the Term Outstandings will be reduced by an amount of not less than USD 2,000,000 and an integral multiple of USD 250,000) on the last day of any Interest Period (relating to the Term Advance or Term Advances to be repaid) which ends after the last day of the Term Availability Period for the Term Facility under which such Term Advance was made.

13.2.2
(a)
Any prepayment made by the Borrower shall be applied pro rata to the Term A Outstandings and Term B Outstandings;

(b)
Any prepayment of Term A Outstandings shall be applied to the Term A Outstandings in inverse chronological order of maturity; and

(c)
Any prepayment of Term B Outstandings shall be applied to the Term B Outstandings in inverse chronological order of maturity.

13.2.3
Any prepayment of Term Outstandings shall be applied pro rata between the Term A Advances and the Term B Advances then outstanding.

  13.2.4
  Any prepayment of Term Outstandings in respect of a Term Facility shall satisfy the applicable remaining obligations under Clause 10 (Repayment of the Term Facilities).

13.3
Cancellation of the Revolving Facility

        The Borrower may, by giving to the Agent not less than ten Business Days' prior notice to that effect, cancel without cost or penalty the whole or any part (being an amount of not less than USD 1,000,000 and an integral multiple of USD 250,000) of the Available Revolving Facility. Any such cancellation shall reduce the applicable Available Revolving Commitment and Revolving Commitment of each applicable Lender rateably.

13.4
Prepayment of Revolving Outstandings

        Provided that the whole Term Outstandings have been prepaid, if a Revolving Advance has been made, the Borrower may, by giving to the Agent not less than five Business Days' prior notice to that effect, prepay the whole or any part of any of the Revolving Advances (being an amount such that the amount of such Revolving Advance will be reduced by an amount of not less than USD 2,000,000 or integral multiple of USD 250,000) together with all accrued interest and all amounts due under Clause 27 (Break Costs) (if any).

13.5
Notice of Cancellation or Prepayment

        Any notice of cancellation or prepayment given by the Borrower pursuant to this Clause 13 shall be irrevocable, shall specify the date upon which such cancellation or prepayment is to be made and the amount of such cancellation or prepayment and, in the case of a notice of prepayment, shall oblige the Borrower to make such prepayment on such date.

13.6
Notice of Removal of a Lender

        If:

  13.6.1
  any sum payable to any Lender by an Obligor is required to be increased pursuant to Clause 14.2 (Tax gross-up); or

  13.6.2
  any Lender claims indemnification from an Obligor under Clause 14.3 (Tax indemnity) or Clause 15.1 (Increased costs); or

  13.6.3
  any sum is payable to any Lender by an Obligor pursuant to Schedule 8 (Mandatory Costs Formulae),

the Borrower may, whilst such circumstance continues, give the Agent at least ten Business Days' notice (which notice shall be irrevocable) of its intention if such circumstance relates to a Lender to cancel the Commitment of such Lender.

13.7
Removal of a Lender

        On the day the notice referred to in Clause 13.6 (Notice of Removal of a Lender) expires, the Borrower shall repay such Lender's portion of the Advances and any other applicable interest or cost, if any, due to such Lender.

13.8
No Further Availability

        A Lender for whose account a repayment is to be made under Clause 13.7 (Removal of a Lender) shall not be obliged to participate in the making of Advances on or after the date upon which the Agent receives the Borrower's notice of its intention to procure the repayment of such Lender's share of the Outstandings, and such Lender's Available Term Commitment and Available Revolving Commitment shall be reduced to zero.

13.9
No Other Repayments or Cancellation

        The Borrower shall not repay or cancel all or any part of the Outstandings except at the times and in the manner expressly provided for in this Agreement.

13.10
No Reborrowing

        The Borrower shall not be entitled to reborrow any amount of any Term Facility which is repaid or prepaid by it or to reborrow any amount of the Revolving Facility which is repaid or prepaid by it where such repayment or prepayment permanently reduces the Revolving Facility.

14.    TAX GROSS UP AND INDEMNITIES

14.1
Definitions

14.1.1
In this Clause 14:

          "Protected Party" means a Finance Party which is or will be, for or on account of tax, subject to any liability, or required to make any payment in relation to a sum received or receivable (or any sum deemed for the purposes of tax to be received or receivable) under a Finance Document.

          "Tax Credit" means a credit against, relief or remission for, or repayment of any tax.

          "Tax Deduction" means a deduction or withholding for or on account of tax from a payment under a Finance Document.

          "Tax Payment" means either an increase in a payment made by an Obligor to a Finance Party under Clause 14.2 (Tax gross-up) or a payment under Clause 14.3 (Tax indemnity).

  14.1.2
  In this Clause 14 a reference to "determines" or "determined" means a determination made in the absolute discretion of the person making the determination.

14.2
Tax gross-up

14.2.1
Each Obligor shall make all payments to be made by it without any Tax Deduction, unless a Tax Deduction is required by law.

14.2.2
The Borrower or a Lender shall promptly upon becoming aware that an Obligor is required by law to make a Tax Deduction (or that there is any change in the rate or the basis of a Tax Deduction) notify the Agent accordingly. If the Agent receives such notification from a Lender it shall notify the Borrower and that Obligor.

14.2.3
If a Tax Deduction is required by law to be made by an Obligor, the amount of the payment due from that Obligor shall be increased to an amount which (after making any Tax Deduction) leaves an amount equal to the payment which would have been due if no Tax Deduction had been required, provided, however, that no such additional amounts shall be payable in respect of (i) any taxes imposed on a Lender by reason of any connection between the Lender and the taxing jurisdiction other than entering into any Finance Document and receiving payments thereunder or (ii) any taxes imposed by reason of the Lender's failure to comply with the provisions of sub-clause 14.2.6 or sub-clause 14.2.7 of this Clause 14.2.

14.2.4
If an Obligor is required to make a Tax Deduction, that Obligor shall make that Tax Deduction and any payment required in connection with that Tax Deduction within the time allowed and in the minimum amount required by law.

14.2.5
Within thirty days of making either a Tax Deduction or any payment required in connection with that Tax Deduction, the Obligor making that Tax Deduction shall deliver to the Agent for the Finance Party entitled to the payment evidence reasonably satisfactory to that

    Finance Party that the Tax Deduction has been made or (as applicable) any appropriate payment paid to the relevant taxing authority.

  14.2.6
  Each Lender that is not a United States person (as defined in Section 7701(a)(30) of the US Code) agrees to complete and deliver to the Borrower, prior to the date on which the first payment to the Lender is due hereunder and (so long as it remains eligible to do so) from time to time thereafter, directly or under the cover of a duly executed IRS Form W-8IMY, (i) an Internal Revenue Service Form W-8BEN certifying that the beneficial owner of the payments is entitled to benefits under an income tax treaty to which the United States is a party that reduces the rate of U.S. withholding tax on payments of interest to zero, (ii) an Internal Revenue Service Form W-8ECI certifying that the income receivable pursuant to this Agreement is effectively connected with the conduct of a trade or business in the United States or (iii) if the beneficial owner of the payments is not a bank described in Section 881(c)(3)(A) of the US Code, an accurate and complete original signed copy of Internal Revenue Service Form W-8BEN certifying that the beneficial owner of the payments is not a United States person, together with a statement certifying that such beneficial owner is not a bank described in Section 881(c)(3)(A) of the US Code, as appropriate. Each Lender that is not a United States person further agrees to complete and deliver to the Borrower from time to time, so long as it is eligible to do so, any successor or additional form required by the Internal Revenue Service or reasonably requested by the Borrower in order to secure an exemption from, or reduction in the rate of, U.S. withholding tax.

  14.2.7
  Each Lender that is a United States person agrees to complete and deliver to the Borrower a statement signed by an authorized signatory of the Lender to the effect that it is a United States person together with a duly completed and executed copy of Internal Revenue Service Form W-9 or successor form establishing that the Lender is not subject to U.S. backup withholding tax.

14.3
Tax indemnity

14.3.1
The Borrower shall (within three Business Days of demand by the Agent) pay to a Protected Party an amount equal to the loss, liability or cost which that Protected Party determines will be or has been (directly or indirectly) suffered for or on account of tax by that Protected Party.

14.3.2
Sub-clause 14.3.1 above shall not apply with respect to any tax assessed on a Finance Party;

(a)
under the law of the jurisdiction in which that Finance Party is incorporated or, if different, the jurisdiction (or jurisdictions) in which that Finance Party is treated as resident for tax purposes; or

(b)
under the law of the jurisdiction in which that Finance Party's Facility Office is located in respect of amounts received or receivable in that jurisdiction,

    if that tax is imposed on or calculated by reference to the net income received or receivable (but not any sum deemed to be received or receivable) by that Finance Party; or

    (c)
    to the extent a loss, liability or cost:

    (A)
    is compensated for by an increased payment under Clause 14.2 (Tax gross-up); or

    (B)
    would have been compensated for by way of an increased payment under Clause 14.2 (Tax gross-up) but was not so compensated solely because one of the exclusions in sub-clause 14.2.3 of Clause 14.2 (Tax gross-up) applied.

  14.3.3
  A Protected Party making, or intending to make a claim pursuant to sub-clause 14.3.1 above shall promptly notify the Agent of the event which will give, or has given, rise to the claim, following which the Agent shall notify the Borrower.

  14.3.4
  A Protected Party shall, on receiving a payment from an Obligor under this Clause 14.3, notify the Agent.

14.4
Tax Credit

        If an Obligor makes a Tax Payment and the relevant Finance Party determines that:

  14.4.1
  a Tax Credit is attributable either to an increased payment of which that Tax Payment forms part, or to that Tax Payment; and

  14.4.2
  that Finance Party has obtained, utilised and retained that Tax Credit,

the Finance Party shall pay an amount to the Obligor which that Finance Party determines will leave it (after that payment) in the same after-tax position as it would have been in had the Tax Payment not been required to be made by the Obligor.

14.5
Stamp taxes

        The Borrower shall pay and, within three Business Days of demand, indemnify each Finance Party against any cost, loss or liability that Finance Party incurs in relation to all stamp duty, registration, excise and other similar taxes payable in respect of any Finance Document.

14.6
Value added tax

14.6.1
All consideration payable under a Finance Document by the Borrower to a Finance Party shall be deemed to be exclusive of any VAT. If VAT is chargeable, the Borrower shall pay to the Finance Party (in addition to and at the same time as paying the consideration) an amount equal to the amount of the VAT.

14.6.2
Where a Finance Document requires the Borrower to reimburse a Finance Party for any costs or expenses, the Borrower shall also at the same time pay and indemnify that Finance Party against all VAT incurred by that Finance Party in respect of the costs or expenses save to the extent that that Finance Party is entitled to repayment or credit in respect of the VAT.

14.6.3
Where a Finance Document requires any Party to reimburse a Finance Party for any costs or expenses, that Party shall also at the same time pay and indemnify that Finance Party against all VAT incurred by that Finance Party in respect of the costs or expenses save to the extent that that Finance Party reasonably determines that either it or any other member of any group of which it is a member for VAT purposes is entitled to credit or repayment from the relevant tax authority in respect of the VAT.

15.    INCREASED COSTS

15.1
Increased costs

15.1.1
Subject to Clause 15.3 (Exceptions) the Borrower shall, within three Business Days of a demand by the Agent, pay for the account of a Finance Party the amount of any duly documented Increased Costs incurred by that Finance Party or any of its affiliates (being its subsidiary or its holding company) as a result of (i) the introduction of or any change in (or in the interpretation or application of) any law or regulation or (ii) compliance with any law or regulation, in each case made after the date of this Agreement.

  15.1.2
  In this Agreement "Increased Costs" means:

  (a)
  a reduction in the rate of return from the Facility or on a Finance Party's (or its affiliate's) overall capital;

  (b)
  an additional or increased cost; or

  (c)
  a reduction of any amount due and payable under any Finance Document,

    which is incurred or suffered by a Finance Party or any of its affiliates to the extent that it is attributable to that Finance Party having entered into its Commitment or funding or performing its obligations under any Finance Document.

15.2
Increased cost claims

15.2.1
A Finance Party intending to make a claim pursuant to Clause 15.1 (Increased costs) shall notify the Agent of the event giving rise to the claim, following which the Agent shall promptly notify the Borrower.

15.2.2
Each Finance Party shall, as soon as practicable after a demand by the Agent, provide a certificate confirming the amount of its Increased Costs.

15.3
Exceptions

15.3.1
Clause 15.1 (Increased costs) does not apply to the extent any Increased Cost is:

(a)
attributable to a Tax Deduction required by law to be made by an Obligor;

(b)
compensated for by Clause 14.3 (Tax indemnity) (or would have been compensated for under Clause 14.3 (Tax indemnity) but was not so compensated solely because one of the exclusions in sub-clause 14.3.2 of Clause 14.3 (Tax indemnity) applied);

(c)
compensated for by the payment of the Mandatory Cost; or

(d)
attributable to the wilful breach by the relevant Finance Party or its affiliates of any law or regulation.

15.3.2
In this Clause 15.3, a reference to a "Tax Deduction" has the same meaning given to the term in Clause 14.1 (Definitions).

16.    ILLEGALITY

        If, at any time, it is or will become unlawful for a Lender to make, fund, issue, participation or allow to remain outstanding all or part of its share of the Advances, then that Lender shall, promptly after becoming aware of the same, deliver to the Borrower through the Agent a notice to that effect and:

  16.1.1
  such Lender shall not thereafter be obliged to participate in any Advance and the amount of its Available Term Commitment and Available Revolving Commitment shall be immediately reduced to zero; and

  16.1.2
  if the Agent on behalf of such Lender so requires, the Borrower shall procure that it shall on such date as the Agent shall have specified:

  (a)
  repay such Lender's share of any outstanding Advances together with accrued interest thereon and all other amounts owing to such Lender under the Finance Documents and any repayment of any Term Advance so made after the last day of the Term Availability Period shall reduce rateably the remaining obligations under Clause 10.1 (Term Advances Repayments) in respect of the Outstandings under the Term Facility under which such Term Advance was made; and

    (b)
    ensure that the liabilities of such Lender are reduced to zero or otherwise secured.

17.    MITIGATION

        If, in respect of any Lender, circumstances arise which would or would upon the giving of notice result in:

  17.1.1
  an increase in any sum payable to it or for its account pursuant to Clause 14.2 (Tax gross-up); or

  17.1.2
  a claim for indemnification pursuant to Clause 14.3 (Tax indemnity) or Clause 15.1 (Increased costs); or

  17.1.3
  any sum being payable to any Lender by an Obligor pursuant to Schedule 8 (Mandatory Costs Formulae); or

  17.1.4
  the reduction of its Available Term Commitment and Available Revolving Commitment to zero or any repayment to be made pursuant to Clause 16 (Illegality),

then, without in any way limiting, reducing or otherwise qualifying the rights of such Lender or the obligations of the Obligors under any of the Clauses referred to, such Lender shall, upon request by the Borrower and, in consultation with the Agent and the Borrower and to the extent that it can do so lawfully and without prejudice to its own position, use its best efforts (including a change of location of its Facility Office or the transfer of its rights, benefits and obligations hereunder to another financial institution acceptable to the Borrower and willing to participate in the Facilities) to mitigate the effects of such circumstances, provided that such Lender shall be under no obligation to take any such action if, in the opinion of such Lender, to do so might have any adverse effect upon its business, operations or financial condition (other than any minor costs and expenses of an administrative nature).

18.    REPRESENTATIONS

        Each of the Borrower and Genesys S.A. shall make the representations and warranties set out in Clause 18.1 (Status) to Clause 18.37 (Reference Business Plan) to the Finance Parties in respect of itself and each member of the Group which is its subsidiary or Material Subsidiary, provided that the representations and warranties contained in Clause 18.12 (Reports) shall be made by Genesys S.A. only. Each of the Borrower and Genesys S.A. acknowledges that the Finance Parties have entered into this Agreement in reliance on those representations and warranties.

18.1
Status

        It and each Material Subsidiary is a corporation duly organised and validly existing under the law of its jurisdiction of incorporation and has the power and all necessary governmental and other material consents, approvals, licences and authorisations under any applicable jurisdiction to own its property and assets and to carry on its business as currently conducted.

18.2
Governing Law and Judgments

        In any proceedings taken in France in relation to the Finance Documents, the choice of French law as the governing law of certain of the Finance Documents and any judgment obtained in France will be recognised and enforced.

18.3
Binding Obligations

        The obligations expressed to be assumed by it and any of its subsidiaries in the Finance Documents to which it is or they are a party, are legal and valid obligations binding on it or them and enforceable against it or them in accordance with the terms hereof and thereof.

18.4
Execution and Power

        The execution by it and any of its subsidiaries of the Finance Documents to which it is or they are a party and its or their exercise of its or their rights and performance of its or their obligations thereunder and the transactions contemplated thereby (including, without limit, borrowing hereunder or thereunder and granting any security or guarantees contemplated hereunder or thereunder) do not and will not:

  18.4.1
  conflict in any material respect with any agreement, hypothèque, mortgage, bond or other instrument or treaty to which it or the applicable subsidiary is a party or which is binding upon it or the applicable subsidiary or any of its assets; or

  18.4.2
  conflict in any material respect with its or the applicable subsidiary's constitutive documents; or

  18.4.3
  conflict in any material respect with any applicable law or any applicable official or judicial regulation or order.

        It and each of its subsidiaries has the power to enter into and perform its obligations under the Finance Documents to which it is or they are a party and all corporate and other action required to authorise the execution, delivery and performance of the Finance Documents to which it is or they are a party and the transactions contemplated therein have been duly taken. No limit on its or any of its applicable subsidiaries' powers will be exceeded as a result of the borrowings, granting of security or giving of guarantees contemplated by the Finance Documents to which it or any such subsidiary is a party.

18.5
No Material Proceedings

        No action or administrative proceeding of or before any court, arbitrator or agency (including, but not limited to, investigative proceedings) which is likely to have a Material Adverse Effect has been started or threatened against it or any Material Subsidiary or its or their assets, nor are there any circumstances likely to give rise to any such action or proceedings.

18.6
Financial Statements

18.6.1
Its Original Financial Statements and its most recent audited financial statements delivered to the Agent (consolidated in the case of Genesys S.A.):

(a)
were prepared in accordance with accounting principles generally accepted in France or in the United States (as the case may be) and consistently applied and comply with Clause 19.9 (Accounting Policies);

(b)
give a true and fair view of (in the case of audited financial statements under French GAAP) or fairly present (in the case of financial statements audited under US GAAP or unaudited financial statements) the financial condition and the results of the operations of it or, as the case may be, each of its subsidiaries during the relevant period.

18.6.2
Its financial year end and the financial year end of its consolidated subsidiaries end 31 December and will remain on such date.

18.7
No Material Adverse Effect

        Since the date of its Original Financial Statements or, if later, the date as at which its most recent audited financial statements (consolidated in the case of Genesys S.A. or the Borrower) were stated to be prepared, no event or circumstances have occurred which caused a Material Adverse Effect.

18.8
Validity and Admissibility in Evidence

        All acts, conditions and things required to be done, fulfilled and performed in order:

  18.8.1
  to enable it or any of its subsidiaries lawfully to enter into, exercise its rights under and perform the obligations expressed to be assumed by it or any of its subsidiaries in the Finance Documents;

  18.8.2
  to ensure that the obligations expressed to be assumed by it or any of its subsidiaries in the Finance Documents are legal, valid, binding and enforceable; and

  18.8.3
  to make the Finance Documents admissible in evidence in France subject to the translation thereof in French:

  (a)
  for any period prior to the Effective Date: have been or will promptly be done, fulfilled and performed; or

  (b)
  for any period after the Effective Date: have been done, fulfilled and performed.

18.9
Claims Pari Passu

        Under the laws of France or the United States in force at the date hereof, the claims of the Finance Parties against it or any of its subsidiaries under the Finance Documents will rank at least pari passu with the claims of all its other unsecured and unsubordinated creditors save those whose claims are preferred solely by any bankruptcy, insolvency, liquidation or other similar laws of general application or subject to any privilège arising by operation of law.

18.10
No Filing or Stamp Taxes

        Under the laws of France (in the case of Genesys S.A.) or the United States (in the case of the Borrower) in force at the date hereof, it is not required that the Finance Documents to which it or any of its subsidiaries is a party be filed, recorded or enrolled with any court or other authority in such jurisdiction or that any stamp, registration or similar tax be paid on or in relation to such Finance Documents save for any filings required under the Uniform Commercial Code (or any state laws regarding matters covered or purported to be covered thereby) which will be effected or paid promptly after the date hereof.

18.11
No Deduction or Withholding

        Under the laws of France or the United States in force at the date hereof, it will not be required to make any deduction or withholding from any payment hereunder.

18.12
Reports

        The Budget and the Business Plan have been prepared after due and careful consideration and Genesys S.A.:

  18.12.1
  is not aware of any inaccuracy as to factual matters relating to the Borrower contained in the Business Plan;

  18.12.2
  believes that the Budget and Business Plan were based on reasonable assumptions (as of the date of the respective Budget and Business Plan); and

  18.12.3
  is not aware of any facts or matters not stated in the Business Plan or the Original Financial Statements, the omission of which make any statements contained therein misleading in any material respect.

18.13
Group Structure

18.13.1
The Group Structure Chart delivered to the Agent pursuant to Schedule 3 (Conditions Precedent) is true, complete and accurate; and

18.13.2
all necessary inter-company loans, transfers, share exchanges and other steps resulting in the final Group structure set out in the Group Structure Chart have been taken in compliance with all relevant laws and regulations and all requirements of relevant regulatory authorities.

18.14
No Winding-up or insolvency proceedings

        Except as otherwise disclosed in writing to the Finance Parties by Genesys S.A. or the Borrower prior to the execution of this Agreement, each of the Borrower and Genesys S.A. has not, and no member of the Group which is a subsidiary of the Borrower or Genesys S.A. has, taken any corporate action nor have any other steps been taken or legal proceedings been started or (to the best of its knowledge and belief having made all reasonable enquiry) threatened against any member of the Group for its winding-up, dissolution, administration or re-organisation, including proceedings for règlement amiable under Titre I of Livre VI of the French Code de commerce or, after 1 January 2006, proceedings for conciliation under Titre I of Livre VI of the French Code de commerce, proceedings under Chapter 11 of the US Code (whether by voluntary arrangement, scheme of arrangement or otherwise save for any solvent reorganisation previously approved by the Majority Lenders in writing) or for the enforcement of an Encumbrance over all or any of its revenues or assets or for the appointment of a receiver, administrator, administrative receiver, conservator, liquidator, custodian, trustee, creditor representative or similar officer of it or of any or all of its assets or revenues, a judgment for redressement judiciaire under Titre IV of Livre VI of the French Code de commerce, or a judgment for plan de cession totale ou partielle de l'entreprise or liquidation judiciaire under Titre III of Livre VI of the French Code de commerce or, after 1 January 2006, a judgment for procedures in sauvegarde, redressement judiciaire or liquidation judiciaire under Titre II of Livre VI of the French Code de commerce.

18.15
No Defaults

        Neither it nor any member of the Group which is its subsidiary:

  18.15.1
  is in breach of or in default or in potential default under any agreement to which it and such member of the Group are a party or which is binding on it, such member of the Group or any of its assets to an extent or in a manner which is likely to have a Material Adverse Effect; or

  18.15.2
  is in breach of or in default under any material agreement to which it or such member of the Group is party or which is binding on it or such member of the Group or any of its assets as a result of entering into and performing its obligations under the Finance Documents;

  18.15.3
  is aware of the occurrence of any Event of Default or any Potential Event of Default.

18.16
Information

        All of the written information supplied by it, any Obligor which is its subsidiary and any advisers thereto to the Agent and/or the Lenders and/or their advisers pursuant to the Finance Documents is true, complete and accurate in all material respects as at the date such information was supplied and does not fail to include any information necessary to make the statements made therein not misleading in any material respect.

18.17
Environmental Compliance

        It and each of the Material Subsidiaries have duly performed and observed in all material respects all Environmental Law, Environmental Permits and all other material covenants, conditions, restrictions or agreements directly or indirectly concerned with any contamination, pollution or waste or the release or discharge of any toxic or hazardous substance in connection with any real property which is or was at any time owned, leased or occupied by any member of the Group or on which any member of the Group has conducted any activity where failure to do so could reasonably be expected to have a Material Adverse Effect.

18.18
Environmental Claims

        No Environmental Claim has been commenced or (to the best of its knowledge and belief) is threatened against it or any Material Subsidiary where such claim could reasonably be expected, if determined against it or that Material Subsidiary, to have a Material Adverse Effect.

18.19
Encumbrances and Financial Indebtedness

18.19.1
Save for Permitted Encumbrances, no Encumbrance exists over all or any of its or any Material Subsidiary's assets.

18.19.2
Save for Permitted Financial Indebtedness, it has no Financial Indebtedness.

18.19.3
The execution of the Finance Documents to which it or any of its subsidiaries is a party and the exercise by it or them of its rights thereunder will not result in the existence or imposition of nor oblige it or any Group member which is its subsidiary to create any Encumbrance (save for Permitted Encumbrances) in favour of any person over any of its present or future assets of such Group member.

18.20
Ownership of the Obligors

        Each of the Obligors (other than Genesys S.A.) is a wholly-owned subsidiary of Genesys S.A.

18.21
Subsidiaries

        To the extent permitted under any applicable law, each of the Material Subsidiaries will become a Guarantor in accordance with Clause 35.2 (Request for Additional Guarantor).

18.22
Consents and Approvals

        All necessary consents, licences, authorisations, and approvals to the transactions constituted by the Finance Documents have been obtained or waived and all consents, licences, authorisations and other approvals necessary for the conduct of the business of the Group as carried on at the date hereof have been, or when required will be obtained, their terms and conditions have been complied with in all material respects and they have not been and, so far as it is aware, will not be revoked or otherwise terminated.

18.23
Taxation

18.23.1
It and each Group member which is its subsidiary has duly and punctually paid and discharged all taxes, assessments and governmental charges imposed upon it or its assets within the time period allowed therefor without imposing tax penalties or creating any Encumbrance with priority to the Lenders or the security granted or evidenced by the Security Documents (save to the extent payment thereof is being contested in good faith by the relevant Group member and adequate reserves are being maintained for those taxes and where payment thereof can lawfully be withheld and would not result in an Encumbrance with priority to the security created or evidenced by the Security Documents; in relation to the representation made under this Clause 18.23 on the date hereof, this provision shall only apply to the extent any such payment has been previously disclosed to the Agent in writing).

  18.23.2
  Neither it nor any Group member which is its subsidiary is materially overdue in the filing of any tax returns.

  18.23.3
  No claims are being or are reasonably likely to be asserted against it or any Group member which is its subsidiary with respect to taxes which could reasonably be expected to have a Material Adverse Effect.

18.24
Security Interest

18.24.1
Each Security Document to which it is a party creates the security interest which that Security Document purports to create or, if that Security Document purports to evidence a security interest, accurately evidences a security interest which has been validly created and each security interest ranks in priority as specified in the Security Document creating or evidencing that interest.

18.24.2
The shares of it and any Group member which is its subsidiary which are subject to an Encumbrance under the Security Documents are fully paid and not subject to any option to purchase or similar rights and the constitutional documents of any such Group member do not and could not restrict or inhibit (whether absolutely, partly, under a discretionary power or otherwise) any transfer of such shares pursuant to enforcement of the Security Documents.

18.25
Intellectual Property

        It is not aware of any adverse circumstance relating to validity, subsistence or use of any of its or any of its consolidated subsidiaries' Intellectual Property which could reasonably be expected to have a Material Adverse Effect.

18.26
Good Title to Assets

        It and each of its consolidated subsidiaries has good title to or valid leases of or other appropriate licence, authorisation or consent to use its assets necessary to carry on its business as presently conducted.

18.27
Legal Owner

        It and each of its consolidated subsidiaries is the owner (subject to any necessary registrations in the books of the entity whose shares are being charged or any other legal formalities referred to in the Legal Opinions which will be effected promptly after the date hereof) of all its assets subject to any Permitted Encumbrances and to any security granted under the Security Documents to which it is a party.

18.28
Issue of Share Capital

        Save to the extent contemplated in Clause 22.21 (Share Capital) and any related corporate resolutions there are no agreements in force or corporate resolutions passed which call for the present or further issue or allotment of, or grant to any person the right (whether conditional or otherwise) to call for the issue or allotment of any share, loan note or loan capital of Genesys S.A. or any Group member (including an option or right of pre-emption or conversion).

18.29
No Immunity

        In any proceedings taken in its jurisdiction of incorporation in relation to this Agreement, it will not and none of its consolidated subsidiaries will be entitled to claim for itself or any of its assets immunity from suit, execution, attachment or other legal process.

18.30
No Change of Business

        None of the Material Subsidiaries is engaged in any business which is unrelated to the general nature of the business of the Group as carried on at the date hereof.

18.31
Pensions

        Neither it nor any of its consolidated subsidiaries has any material liability in respect of its pension plan or any other pension scheme and there are no circumstances which may give rise to such a liability. It and each member of the Group which is its subsidiary are in material compliance with all applicable laws and contracts relating to the pension schemes including ERISA.

18.32
Insurance

        All insurance normally required by the Group is in force and no insurance policies payments are outstanding.

18.33
ERISA and Multiemployer Plans

18.33.1
Neither it nor any of its ERISA Affiliates is making or accruing an obligation to make contributions or have within any of the five calendar years immediately preceding the date of this Agreement made or accrued an obligation to make contributions to any Multiemployer Plan. If it and all of its ERISA Affiliates were to completely or partially withdraw from all Multiemployer Plans, the resulting aggregate withdrawal liability would not exceed USD 250,000.

18.33.2
To the best of its knowledge, each Employee Plan is currently in compliance in all material respects in form and operation with ERISA and the US Code and all other applicable laws, rules and regulations.

18.33.3
All required governmental approvals for any Employee Plan have been or will, within the time permitted by law, be obtained and a favourable determination as to qualification under Section 401(a) of the US Code of each of the Employee Plans which is an employee pension benefit plan (within the meaning of section 3(2) of ERISA), and which is intended to qualify under Section 401(a) of the US Code, has been made by the Internal Revenue Service (or, in the case where application for such determination has been made and is currently pending, will be made within the remedial amendment period (as defined in Section 401(b) of the US Code) applicable to such plans and all changes required by the Internal Revenue Service in order for a determination letter to be issued will be made) and a recognition of exemption from federal income taxation under Section 501(c)(9) of the US Code of each trust, if any, established in connection with an Employee Plan which is an employee welfare benefit plan (within the meaning of Section 3(1) of ERISA) has been or will, within the time permitted by law, be made by the Internal Revenue Service and, to the knowledge of its ERISA Affiliates, nothing has occurred since the date of such determination (or, as the case may be, application for such determination) or recognition letter that would adversely affect such qualification.

18.33.4
With respect to each Employee Plan that is subject to the provisions of Title I, Subtitle B, Part 3 of ERISA, the funding method used in connection with such Employee Plan is acceptable under ERISA, and the actuarial assumptions used in connection with such Employee Plan satisfy the requirements of Section 302 of ERISA except as disclosed in a schedule in agreed form to the Agent.

18.33.5
The fair market value of the assets of each Employee Plan subject to Title IV of ERISA (other than the Multiemployer Plans) are at least equal to the present value of the greater of (a) accrued benefits (both vested and non-vested) under such Employee Plan or (b) "benefit liabilities" (within the meaning of Section 4001(a)(16) of ERISA) under such Employee Plan, in each case as of the latest actuarial valuation date for such Employee Plan (determined using the actuarial assumptions and method used by the actuary to such Employee Plan in its valuation of such Employee Plan as at such valuation date).

  18.33.6
  No Employee Plan has incurred any "accumulated funding deficiency" (as defined in Section 412 of the US Code).

  18.33.7
  To the best of its knowledge, there are no material actions, suits or claims pending against or involving an Employee Plan belonging to it or any of its subsidiaries (other than routine claims for benefits) or, to the knowledge of any member of the Group or any ERISA Affiliate, that could reasonably be expected to be asserted successfully against any Employee Plan.

  18.33.8
  To the best of its knowledge, no civil or criminal action brought pursuant to the provisions of Title I, Subtitle B, Part 5 of ERISA is pending or threatened against any fiduciary or any Employee Plan of it or any of its subsidiaries.

  18.33.9
  None of the Employee Plans of it or any member of the Group or any fiduciary thereof (in its capacity as such) has been the direct or indirect subject of any audit, investigation or examination of any governmental or quasi-governmental agency that could reasonably be expected to have a Material Adverse Effect.

  18.33.10
  Each US Group Member and each ERISA Affiliate has made all material contributions to or under each such Employee Plan required by law within the applicable time limits prescribed thereby, the terms of such Employee Plan, or any contract or agreement requiring contributions to an Employee Plan where failure to do so could reasonably be expected to have a Material Adverse Effect.

  18.33.11
  Neither any US Group Member nor any ERISA Affiliate has ceased operations at a facility so as to become subject to the provisions of Section 4068(a) of ERISA, withdrawn as a substantial employer so as to become subject to the provisions of Section 4063 of ERISA or ceased making contributions to any Employee Plan subject to Section 4064(a) of ERISA to which it (or any Obligor or any subsidiary thereof) made contributions.

  18.33.12
  Neither any US Group Member nor any ERISA Affiliate has incurred or caused to occur a "complete withdrawal" (within the meaning of Section 4203 of ERISA) or a "partial withdrawal" (within the meaning of Section 4205 of ERISA) from any Multiemployer Plan that is an Employee Plan.

  18.33.13
  (Without regard to subsequent reduction or waiver of such liability under Section 4207 or 4208 of ERISA) no ERISA Affiliate has been a party to a transaction or agreement under which the provisions of Section 4204 of ERISA were applicable.

  18.33.14
  No notice of intent to terminate an Employee Plan has been filed, nor has any Employee Plan been terminated pursuant to the provisions of Section 4041(c) of ERISA.

  18.33.15
  Neither any US Group Member nor any of the ERISA Affiliates has incurred or reasonably expects to incur any material liability to PBGC and the PBGC has not instituted proceedings to terminate (or appoint a trustee to administer) an Employee Plan and no event has occurred or condition exists that might constitute grounds under the provisions of Section 4042 of ERISA for the termination of (or the appointment by PBGC of a trustee to administer) any such Employee Plan.

  18.33.16
  No "Reportable Event", as such term is defined in Section 4043 of ERISA, with respect to which requirement of notice has not been waived by the PBGC, has occurred or is continuing with respect to any Employee Plan.

  18.33.17
  No prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the US Code) has occurred with respect to any Employee Plan of any Group member subject to Part 4 of Subtitle B of Title I of ERISA.

18.34
Margin Stock

18.34.1
No Obligor is engaged or will engage, principally or as one of its important activities, in the business of purchasing or carrying Margin Stock or extending credit for the purpose of purchasing or carrying Margin Stock.

18.34.2
Neither it nor any of its consolidated subsidiaries owns any Margin Stock, the proceeds of the borrowings made hereunder will not be used, directly or indirectly, for the purpose of purchasing or carrying any Margin Stock or for the purpose of reducing or retiring any indebtedness which was originally incurred to purchase or carry Margin Stock or for any other purpose which might constitute any of the Revolving Facility or the Term Facility a "purpose credit" within the meaning of Regulation U or Regulation X. Neither it nor any of its consolidated subsidiaries nor any agent acting in their behalf has taken or will take any action which might cause this Agreement or any of the documents or instruments delivered pursuant hereto to violate any regulation of the Board of Governors of the Federal Reserve System of the United States or to violate the US Securities Exchange Act of 1934 or any applicable US federal or state securities laws.

18.35
US Regulations

        To the best of its knowledge:

  18.35.1
  neither it, any Obligor, person controlling an Obligor nor any subsidiary of an Obligor is subject to regulation under the US Public Utility Holding Company Act of 1935, the US Federal Power Act or the US Investment Company Act of 1940 or to any US federal or state statute or regulation limiting its ability to incur indebtedness;

  18.35.2
  neither it, any Obligor, person controlling an Obligor nor any subsidiary of an Obligor is a "holding company" or a "subsidiary company" of a "holding company" or an "affiliate" of a "holding company" or of a "subsidiary company" of a "holding company" within the meaning of the US Public Utility Holding Company Act of 1935;

  18.35.3
  neither it, any Obligor, person controlling an Obligor nor any subsidiary of an Obligor is an "investment company" or an "affiliated person" of, or "promoter" or "principal underwriter" for, an "investment company", as such terms are defined in the US Investment Company Act of 1940, as amended (15 U.S.C. Sections 80a-1, et seq.); and

  18.35.4
  none of the transactions contemplated by the Finance Documents will violate the US Investment Company Act of 1940, as amended (15 U.S.C. Sections 80a-1, et seq.).

18.36
Anti-Terrorism Laws

18.36.1
To the best of its knowledge, neither it nor any of its affiliates:

(a)
is, or is controlled by, a Restricted Party;

(b)
has received funds or other property from a Restricted Party; or

(c)
is in breach of or is the subject of any action or investigation under any Anti-Terrorism Law.

  18.36.2
  It and, to the best of its knowledge, each of its affiliates has taken reasonable measures to ensure compliance with the Anti-Terrorism Laws.

18.37
Reference Business Plan

        The Business Plan provided to the Lenders' financial advisors for the purpose of calculating the ratios in the definition of "Reassessment Circumstances" and Clause 21 (Financial Condition) was consistent in all material respects with the business plan presented to the conseil d'administration of Genesys S.A. on 23 and 24 January 2006 and as of the Execution Date accurately reflects Genesys S.A.'s projections of its financial performance for the periods described therein.

18.38
Repetition of Representations

18.38.1
The Repeated Representations shall be deemed to be repeated by the relevant Obligor by reference and subject to the facts and circumstances then existing on (i) the Effective Date, (ii) the date of each Notice of Drawdown and each Selection Notice, (iii) the first day of each Interest Period, (iv) each date on which an Advance is or is to be made (or any Advance is rolled over), or its Term extended and (v) the last day of each Financial Quarter of the Group.

18.38.2
The representations on the Business Plan or on the Original Financial Statements set out in Clause 18.12 (Reports) shall be deemed to be made solely on the Effective Date.

19.    FINANCIAL INFORMATION

19.1
Annual Statements

        Each of the Borrower and Genesys S.A. shall as soon as the same become available, but in any event within 120 days after the end of each of its financial years, deliver to the Agent in sufficient copies (not to exceed 30 copies) for the Lenders its audited social and financial statements and, in the case of Genesys S.A., the consolidated financial statements of the Group for such financial year, audited by an internationally recognised firm of independent auditors licensed to practise in France or in the United States, and the related auditor's reports.

        Such audited financial statements of Genesys S.A. shall be accompanied by a statement of Genesys S.A. showing a comparison of actual performance by the Group with the performance in the previous year projected by the budget for such period and (in respect of first two sets of accounts) the Business Plan for such period.

19.2
Semi-Annual Statements

        Each of the Borrower and Genesys S.A. shall as soon as the same become available, but in any event within 90 days after the end of each half of each of its financial year, deliver to the Agent in sufficient copies (not to exceed 30 copies) for the Lenders its financial statements and, in the case of Genesys S.A., the consolidated financial statements of the Group for such period.

        Such semi-annual statements shall be in a form reasonably acceptable to the Agent and shall include a balance sheet, profit and loss account and cash flow statement and, in the case of the consolidated semi-annual statements of the Group:

  19.2.1
  beginning in 2006, a comparison of actual performance by the Group with the performance projected by the budget for such period which comparison shall only begin in January 2006 and (in respect of periods commencing within two years of the Execution Date) the Business Plan for such period;

  19.2.2
  a rolling reforecast to the end of the current financial year; and

  19.2.3
  beginning in 2006, in respect of each six-month period commencing with the first half-year ending after 31 December 2005, a comparison with the performance in the corresponding period of the previous year.

19.3
Quarterly Statements

        Each of the Borrower and Genesys S.A. shall as soon as the same become available, but in any event within 60 days after the end quarter of each of its financial years, deliver to the Agent in sufficient copies (not to exceed 30 copies) for the Lenders its financial statements and, in the case of Genesys S.A., the consolidated financial statements of the Group for such period.

        Such quarterly statements shall be in a form reasonably acceptable to the Agent and shall include a balance sheet, profit and loss account and cash flow statement and, in the case of the consolidated quarterly statements of the Group:

  19.3.1
  a comparison of actual performance by the Group with the performance projected by the budget for such period and (in respect of periods commencing within two years of the Execution Date) the Business Plan for such period;

  19.3.2
  a rolling reforecast to the end of the current financial year; and

  19.3.3
  in respect of each Financial Quarter commencing with the first Financial Quarter ending after the Effective Date, a comparison with the performance in the corresponding period of the previous year.

19.4
Monthly Management Statements

        Genesys S.A. shall as soon as the same become available but in any event within 40 days after the end of each month deliver to the Agent in sufficient copies for the Lenders (not to exceed 30 copies) its consolidated financial statements of the Group for such period consisting of its monthly sales (chiffre d'affaires), gross margin (marge brute), Capital Expenditure, EBIT, EBITDA and Cash, together with summary comments and a comparison of actual performance by the Group with the performance projected by the budget for such period and (starting for the year 2006) with the performance in the corresponding calendar month of the previous financial year.

19.5
Requirements as to Financial Statements

        Each of the Borrower and Genesys S.A. shall ensure that each set of financial statements delivered by it pursuant to this Clause 19 is certified by an Authorised Signatory of the Borrower or Genesys S.A. (as applicable) as giving a true and fair view of (in the case of audited financial statements under French GAAP) or fairly presents (in the case of financial statement audited under US GAAP and unaudited financial statements) its financial condition (or in the case of Genesys S.A., the consolidated financial condition of the Group) as at the end of the period to which those financial statements relate and of the results of its (or, as the case may be, the Group's) operations during such period.

19.6
Compliance Certificates

        Each of the Borrower and Genesys S.A. shall ensure that each set of financial statements delivered by it pursuant to Clause 19.1 (Annual Statements), Clause 19.2 (Semi-Annual Statements) and Clause 19.3 (Quarterly Statements) is accompanied by a Compliance Certificate signed by its auditors (in the case of a Compliance Certificate delivered with its annual financial statements and semi-annual financial statements) or signed by two Directors of the Borrower or Genesys S.A. (as applicable) (in the case of a Compliance Certificate delivered with its quarterly financial statements).

19.7
Budget

        Each of the Borrower and Genesys S.A. shall, not later than 31 of January of any financial year, deliver to the Agent in sufficient copies (not to exceed 30 copies) for the Lenders the Budget and an annual budget (in a form agreed with the Agent) prepared by reference to each Financial Quarter in respect of such financial year of the Group including:

  19.7.1
  projected annual profit and loss accounts (including projected turnover and operating costs) for and projected balance sheets and cash flow statements on a quarterly basis for such financial year on a consolidated basis for the Group; and

  19.7.2
  a qualitative analysis and commentary from the management on its proposed activities for such financial year.

        The Borrower and Genesys S.A. shall provide the Agent with details of any material changes in the projections delivered under this Clause 19.7 within 10 days after such change is made.

19.8
Other Financial Information

        Each of the Borrower and Genesys S.A. shall from time to time on the request of the Agent furnish the Agent with such information about the business, condition (financial or otherwise), operations, performance, properties or prospects of the Group as the Agent or any Lender (through the Agent) may reasonably require.

19.9
Accounting Policies

        Each of the Borrower and Genesys S.A. shall ensure that each set of financial statements delivered pursuant to this Clause 19 is prepared using accounting policies, practices, procedures and reference period substantially consistent with those applied in the preparation of the Original Financial Statements (with normal period end adjustments for monthly and quarterly accounts) (the "Reference Financial Statements") unless, in relation to any such set of financial statements, the Borrower or Genesys S.A. (as applicable) notifies the Agent that there have been one or more material changes in any such accounting policies, practices, procedures or reference period and the auditors of the Borrower or Genesys S.A. (as applicable) provide:

  19.9.1
  a description of the changes and the material adjustments which would be required to be made to those financial statements in order to cause them to use the accounting policies, practices, procedures and reference period upon which the Reference Financial Statements were prepared; and

  19.9.2
  sufficient information, in such detail and format as may be reasonably required by the Agent, to enable the Lenders to make an accurate comparison between the financial position indicated by those financial statements and the Reference Financial Statements.

        If there has been a material change in accounting policies, practices, procedures or reference period and the description and information required by this Clause 19.9 have been provided by the auditors in connection with such material change and any amendments have been agreed pursuant to Clause 19.10 (Material change in Accounting Policies) in connection with such material change, then such material change shall become part of the normal accounting policies, practices, procedures and reference period as if it were used in the preparation of the Reference Financial Statements.

19.10
Material change in Accounting Policies

        If there has been one or more such material changes in any accounting policies, practices or procedures or reference period:

  19.10.1
  the Agent and the Borrower or Genesys S.A. (as applicable) shall (in consultation with the Borrower or Genesys S.A.'s auditors (as applicable)), at the Agent's request, negotiate in good faith with a view to agreeing such amendments to the financial covenants in Clause 21 (Financial Condition) the term margin ratchet in Clause 5.3 (Term Margin Ratchet) and the revolving margin ratchet in Clause 7.3 (Revolving Margin Ratchet) and/or in each case, the definitions used therein as may be necessary to grant to the Lenders protection comparable to that granted on the date hereof, and any amendments as agreed will have effect on the date agreed between the Agent and the Borrower or Genesys S.A. (as applicable); and

  19.10.2
  if no such agreement is reached within 30 days of the Agent's request, the Agent shall (if so requested by the Majority Lenders) instruct the auditors of the Borrower or Genesys S.A. (as applicable) or independent accountants (approved by the Borrower or Genesys S.A. (as applicable) or, in the absence of such approval within 5 days of request by the Agent therefor, a firm with recognised expertise) to determine any amendment to Clause 21 (Financial Condition) which those auditors or, as the case may be, accountants (acting as experts and not arbitrators) consider appropriate to grant to the Lenders protection comparable to that granted on the date hereof, which amendments shall take effect when so determined by those auditors, or as the case may be, accountants. Where such auditors or accountants are instructed hereunder, the cost and expense of those auditors or accountants shall be for the account of the Borrower or Genesys S.A. (as applicable).

19.11
Annual Presentation

        Once in every financial year of Genesys S.A., at least one executive director of Genesys S.A. will give a single presentation to the Lenders, at a time and venue agreed with the Agent, about the business and financial performance of the Group and such other related matters as any of the Lenders may reasonably request with a prior notice of 10 Business Days.

19.12
Additional Information Requirements

        Without prejudice to any other provision of this Clause 19, Genesys S.A. shall provide the following additional information to the Agent, in sufficient copies for each of the Lenders, on a quarterly basis:

  19.12.1
  Commentary on performance, including (i) information on significant new renewed and lost contracts, (ii) trends of volume and average price, broken down by geographic area (i.e. North America, Europe, etc.), and (iii) explanation of variance from base case.

  19.12.2
  Capital Expenditure for the period and year to date.

  19.12.3
  A rolling 13 week cash flow forecast.

  19.12.4
  Commentary on significant trends in the accounts payable aging, including accounts payable which are more than 90 days past due.

  19.12.5
  Commentary on significant trends in the accounts receivable aging, including accounts receivable more than 90 days.

  19.12.6
  Such follow-up information regarding the information provided pursuant to this Clause 19.12 as the Lenders may reasonably request.

20.    OTHER INFORMATION

20.1
Information as to Guarantors

        Genesys S.A. shall from time to time, at the request of the Agent, furnish the Agent with a report issued by its auditors stating which of its subsidiaries are Material Subsidiaries.

20.2
Shareholder Information

        Each of the Borrower and Genesys S.A. shall, as soon as reasonably practicable, after the same are supplied or made available, furnish the Agent with such general information as is required by law to be supplied or made available to all of its shareholders (in their capacity as such).

20.3
Auditors

        Each of the Borrower and Genesys S.A. shall at the request of the Agent require and authorise its Auditors to discuss with the Agent the information and other matters related to or arising out of the annual audit of the Group by the Auditors.

20.4
Litigation and Environmental Claims

        Each of the Borrower and Genesys S.A. shall advise the Agent forthwith of the details of:

  20.4.1
  each litigation, arbitration or administrative proceeding pending or threatened against it or any or its consolidated subsidiaries which may result in its liability or in liability of such subsidiary in an amount in excess of USD 200,000 (or its equivalent); and

  20.4.2
  each Environmental Claim which may involve liability or expenditure in excess of USD 200,000.

20.5
Shareholders of Genesys S.A.

        Genesys S.A. shall promptly inform the Agent in writing upon any transfer of any of the shares of Genesys S.A. of which it is aware representing at least 5% of the share capital of Genesys S.A. or any change of control of such a portion of the share capital of Genesys S.A. of which it is aware and such notice shall include details of the previous owner or controller and the new owner or controller and the number and type of shares affected.

20.6
Information Undertakings

        Each of the Borrower and Genesys S.A. shall procure that any notices required to be delivered to the Agent under Clause 22 (Undertakings) are delivered in accordance with such Clause.

20.7
"Know your customer" checks

20.7.1
If:

(a)
the introduction of or any changes in (or in the interpretation, administration or application of) any law or regulation made after the date of this Agreement;

(b)
any change in the status of an Obligor after the date of this Agreement; or

(c)
a proposed assignment or transfer by a Lender of any of its rights and obligations under this Agreement to a party that is not a Lender prior to such assignment or transfer,

    obliges the Agent or any Lender (or, in the case of paragraph (c) above, any prospective new Lender) to comply with "know your customer" or similar identification procedures in circumstances where the necessary information is not already available to it, each Obligor shall promptly upon the request of the Agent or any Lender supply, or procure the supply of, such documentation and other evidence as is reasonably requested by the Agent (for itself or on behalf of any Lender) or any Lender (for itself or, in the case of the event described in paragraph (c) above, on behalf of any prospective new Lender) in order for the Agent, such Lender or, in the case of the event described in paragraph (c) above, any prospective new Lender to carry out and be satisfied it has complied with all necessary "know your customer" or other similar checks under all applicable laws and regulations pursuant to the transactions contemplated in the Finance Documents.

  20.7.2
  Each Lender shall promptly upon the request of the Agent supply, or procure the supply of, such documentation and other evidence as is reasonably requested by the Agent (for itself) in order for the Agent to carry out and be satisfied it has complied with all necessary "know your customer" or other similar checks under all applicable laws and regulations pursuant to the transactions contemplated in the Finance Documents.

  20.7.3
  Following the giving of any notice pursuant to sub-clause 35.2.1 (Request for Additional Guarantor), if the accession of such Additional Guarantor obliges the Agent or any Lender to comply with "know your customer" or similar identification procedures in circumstances where the necessary information is not already available to it, the Borrower and Genesys S.A. shall promptly upon the request of the Agent or any Lender supply, or procure the supply of, such documentation and other evidence as is reasonably requested by the Agent (for itself or on behalf of any Lender) or any Lender (for itself or on behalf of any prospective new Lender) in order for the Agent or such Lender or any prospective new Lender to carry out and be satisfied it has complied with all necessary "know your customer" or other similar checks under all applicable laws and regulations pursuant to the accession of such Additional Guarantor to this Agreement.

21.    FINANCIAL CONDITION

21.1
Financial Condition

        Genesys S.A. shall ensure that the financial condition of the Group shall be such that:

  21.1.1
  Cash Cover: Cash Cover for each Relevant Period specified in Column 1 below shall not be less than the ratio set out in Column 2 below opposite such Relevant Period.

Column 1 Relevant Period ending	Column 2 Ratio
31 March 2006	0.73
30 June 2006	0.91
30 September 2006	0.90
31 December 2006	2.14
31 March 2007	2.74
30 June 2007	2.29
30 September 2007	2.31
31 December 2007	0.91
31 March 2008	0.95
30 June 2008	0.69
30 September 2008	0.72

    "Cash Cover" means, in relation to any Relevant Period, the ratio of Consolidated Cash Flow to Consolidated Debt Service for such Relevant Period.

  21.1.2
  Interest Cover: Interest Cover for each Relevant Period specified in Column 1 below shall not be less than the ratio set out in Column 2 below opposite each Relevant Period.

Column 1 Relevant Period ending	Column 2 Ratio
31 March 2006	3.47
30 June 2006	4.05
30 September 2006	4.71
31 December 2006	6.51
31 March 2007	7.49
30 June 2007	7.64
30 September 2007	7.90
31 December 2007	8.81
31 March 2008	10.50
30 June 2008	12.58
30 September 2008	14.91

    "Interest Cover" means, in relation to any Relevant Period, the ratio of Consolidated EBITDA to Consolidated Net Interest Expense for such Relevant Period.

  21.1.3
  Leverage: The ratio of outstanding Consolidated Net Indebtedness to Consolidated EBITDA for each Relevant Period specified in Column 1 below shall not exceed the ratio set out in Column 2 below opposite such Relevant Period.

Column 1 Relevant Period ending	Column 2 Ratio
31 March 2006	1.92
30 June 2006	1.93
30 September 2006	1.85
31 December 2006	1.39
31 March 2007	1.25
30 June 2007	1.01
30 September 2007	0.82
31 December 2007	0.52
31 March 2008	0.40
30 June 2008	0.20
30 September 2008	0.04
21.2
Financial Testing

        The financial covenants set out in Clause 21 (Financial Condition) shall be tested first on the last day of the Financial Quarter in which the Effective Date shall occur and then on a quarterly basis by reference to each of the financial statements and/or each Compliance Certificate delivered pursuant to Clause 19 (Financial Information).

21.3
Auditor's Verification

        The Agent may, at any time if it has reasonable grounds for believing that the figures prepared by Genesys S.A. are materially incorrect, materially inaccurate or materially incomplete require the auditors of the Group to verify the figures supplied by Genesys S.A. in connection with:

  21.3.1
  the financial conditions set out in Clause 21.1 (Financial Condition); or

  21.3.2
  the financial conditions to be satisfied in order to permit a reduction in margin in accordance with Clause 5.3 (Term Margin Ratchet) or Clause 7.3 (Revolving Margin Ratchet).

provided that the expenses related to such verification by the auditors of the Group shall be borne by the Borrower if (i) it is the first such verification by the auditors in the financial year of Genesys S.A., or (ii) the auditors determine that the figures prepared by the Borrower were materially incorrect, materially inaccurate or materially incomplete and by the Lenders otherwise.

        The Agent may, in accordance with this Clause 21.3, request verification of any figure or calculation made in a Compliance Certificate delivered under Clause 20 (Other Information) and/or any figure contained in the financial statements delivered under Clause 19 (Financial Information) which is relevant to the calculation of the financial conditions referred to above.

        If such auditors fail to verify such figures to the reasonable satisfaction of the Agent after being requested to do so, the Agent on behalf of the Majority Lenders may appoint an independent firm of accountants to carry out an appropriate investigation and give a certificate in a form and content reasonably satisfactory to the Agent certifying or verifying the relevant figures and satisfaction of the above financial conditions shall be determined by reference to the figures so verified or certified even if the audited or management accounts for the same date or period have not yet been published. The expenses related to such verification shall be borne as provided above.

21.4
Accounting Terms

        All accounting expressions, to the extent that not otherwise defined herein, shall be construed in accordance with French GAAP or US GAAP.

21.5
Reassessment Circumstances

21.5.1
Subject to Clause 21.5.2 below, in the event that (i) a Reassessment Circumstance has occurred and (ii) prior to the end of the Reassessment Period, there has not been:

(a)
the approval at a general assembly of the shareholders of the Genesys S.A. of a capital increase or rights offering of Genesys S.A. in an amount of not less than 20,000,000 euros;

(b)
the execution for the benefit of the Borrower of an underwritten offer for new Financial Indebtedness which will have a maturity date later than the date of the repayment in full of the Outstandings, which will be unsecured and subordinated to the Facilities, and the proceeds of which will be sufficient to prepay the Outstandings which would otherwise be payable on 31 October 2008;

(c)
the execution for the benefit of the Borrower of an underwritten offer for new Financial Indebtedness, the proceeds of which will be sufficient to prepay in full all the Outstandings owed by the Borrower;

(d)
the subscription of a bond issuance (or any other debt or hybrid securities, including equity-linked securities), the proceeds of which will be sufficient to prepay in full all the Outstandings owed by the Borrower;

    (e)
    (i) the execution of a merger agreement or a sale and purchase agreement by Genesys S.A. which has been approved by the Board of Directors of Genesys S.A., or (ii) the launching of a tender offer with committed financing for a majority of the shares of Genesys S.A. which has been accepted by the Board of Directors of Genesys S.A., which in each case has been approved as necessary by the participants to the transaction and accepted by the Majority Lenders, notably in relation to Clause 12.6 (Mandatory Prepayment on Change of Control) and Clause 22.18 (Mergers), and is completed within 4 months of the end of the Reassessment Period; or

    (f)
    such other proposals submitted by Genesys S.A., ratified by the Board of Directors and accepted by the Majority Lenders,

    then the Lenders shall have the right, without prejudice to any other provision of the Agreement, following a consultation period among themselves of 15 days and utilizing the procedures set out in Clause 40.1 (Amendments), to declare an Event of Default and exercise all or any of the rights set out in Clause 23.20 (Acceleration and Cancellation), or to take such other actions as may be appropriate in accordance with the terms of the Agreement or in consultation with the Obligors.

  21.5.2
  During any Reassessment Period, Genesys S.A. shall inform the Agent from time to time as appropriate (and in any event no less frequently than once every three months) of the steps which are being taken, and such other developments as may be relevant, in respect of the completion of a transaction of the type described in Clause 21.5.1.

  21.5.3
  It is expressly understood that all investment banking, consulting and legal fees, costs or expenses incurred by the Borrower in exploring or carrying-out a strategic transaction set forth in paragraphs (a) to (f) of Clause 21.5.1 above, shall be excluded from the calculation of the ratios set forth in the "Reassessment Circumstance" definition and that of the ratios set forth in Clause 21.1 (Financial Condition) above.

22.    UNDERTAKINGS

        The undertakings in this Clause 22 remain in force from the date of this Agreement as long as any amount is outstanding under any Finance Documents.

22.1
Maintenance of Legal Validity and Legal Status

        Each of the Borrower and Genesys S.A. shall, and shall procure that each Obligor which is its subsidiary shall, do all such things as are necessary to maintain its existence as a legal person and obtain, comply, in all material respects, with the terms of and do all that is necessary to maintain in full force and effect all authorisations, approvals, licences, consents and exemptions required in or by the laws of France and the laws of the United States, to enable it lawfully to enter into and perform its obligations under the Finance Documents to which it is expressed to be a party and to ensure the legality, validity, enforceability or admissibility in evidence in France of the Finance Documents and, on request of the Agent, supply a copy (certified by an Authorised Signatory of the relevant Obligor as true, complete and up to date) of any such authorisations, approvals, licences, consents and exemptions.

22.2
Insurance

22.2.1
Each of the Borrower and Genesys S.A. shall, and Genesys S.A. shall procure that each of the Material Subsidiaries shall, effect and maintain insurances on and in relation to its business and assets with reputable underwriters or insurance companies against such risks and to such extent as is usual for prudent companies carrying on a business such as that carried on by such member of the Group (including, but not limited to, loss of earnings, business interruption, directors and officers liability cover).

  22.2.2
  Without prejudice to sub-clause 22.2.1, each of the Borrower and Genesys S.A. shall, and Genesys S.A. shall procure that each of the Material Subsidiaries shall, effect and maintain insurances on and in relation to its business and assets against such risks and at such levels or such higher levels as are normally maintained by persons carrying on the same business as that carried on by such Group member.

  22.2.3
  Each of the Borrower and Genesys S.A. (if so requested in writing) shall, and Genesys S.A. shall procure that each of the Material Subsidiaries shall, supply the Agent with a copy of all such insurance policies or certificates of insurance in respect thereof or (in the absence of the same) such other evidence of the existence of such policies as may be reasonably acceptable to the Agent. Each of the Borrower and Genesys S.A. shall ensure the interest of the Security Agent is noted on such policies which are asset insurance policies within 60 days of the date hereof and that the Security Agent be named as loss payee. The Agent shall not be liable for any omissions or inaccuracy in such insurance policies or certificate.

22.3
Environmental Matters

22.3.1
Each of the Borrower and Genesys S.A. shall, and Genesys S.A. shall procure that each of the Material Subsidiaries shall, comply in all material respects with all Environmental Law and obtain and maintain any Environmental Permits and take all reasonable steps in anticipation of known or expected future material changes to or obligations under the same, breach of which (or failure to obtain, maintain or take which) could reasonably be expected to have a Material Adverse Effect.

22.3.2
Each of the Borrower and Genesys S.A. shall, and Genesys S.A. shall procure that each of the Material Subsidiaries shall, inform the Agent in writing as soon as reasonably practicable upon becoming aware of the same if any Environmental Claim has been commenced or (to the best of its knowledge and belief) is threatened against it in any case where such claim would be reasonably likely to have a Material Adverse Effect or of any facts or circumstances which will or are reasonably likely to result in any Environmental Claim being commenced or threatened against it in any case where such claim could reasonably be expected to have a Material Adverse Effect.

22.4
Notification of Events of Default

        Each of the Borrower and Genesys S.A. shall, and Genesys S.A. shall procure that each of its consolidated subsidiaries shall, inform the Agent of the occurrence of any Event of Default or Potential Event of Default and, upon receipt of a written request to that effect from the Agent, confirm to the Agent that, save as previously notified to the Agent or as notified in such confirmation, no Event of Default or Potential Event of Default has occurred.

22.5
Claims Pari Passu

        Each of the Borrower and Genesys S.A. shall ensure that at all times the claims of the Finance Parties against it or, with respect to Genesys S.A., any of its subsidiaries under the Finance Documents rank at least pari passu with the claims of all its other unsecured and unsubordinated creditors save those whose claims are preferred by any bankruptcy, insolvency, liquidation or other similar laws of general application.

22.6
Consents and Approvals

        Each of the Borrower and Genesys S.A. shall, and Genesys S.A. shall procure that each of the Material Subsidiaries shall, comply in all material respects with all applicable laws, rules, regulations and orders and obtain and maintain all governmental and regulatory consents, licences, authorisations, including, inter alia, any stock exchange regulations in France and in the United States, and approvals the failure to comply with which or the failure to obtain and maintain which could be reasonably be expected to have a Material Adverse Effect.

22.7
Conduct of Business

        Each of the Borrower and Genesys S.A. shall, and Genesys S.A. shall procure that each of the Material Subsidiaries shall, ensure that it has the right and is duly qualified to conduct its business as it is conducted from time to time in all applicable jurisdictions and does all things necessary to obtain, preserve and keep in full force and effect all rights including, without limitation, all franchises, contracts, licences, consents and other rights which are necessary for the conduct of its business.

22.8
Tax

22.8.1
Each of the Borrower and Genesys S.A. shall, and Genesys S.A. shall procure that each of the Material Subsidiaries shall, duly and punctually pay and discharge (a) all taxes, assessments and governmental charges imposed upon it or its assets within the time period allowed therefore without imposing penalties and without resulting in an Encumbrance with priority to any Lender or any security purported to be granted by or created pursuant to the Security Documents (save to the extent payment thereof is being contested in good faith by it or its consolidated subsidiary and adequate reserves are being maintained for those taxes and where payment thereof can lawfully be withheld and would not result in an Encumbrance with priority to the security created or evidenced by the Security Documents) and (b) all lawful claims which, if unpaid, would by law become Encumbrances upon its assets.

22.8.2
Without the prior written consent of the Majority Lenders which shall not be unreasonably withheld, none of the Borrower, Genesys S.A. or their respective consolidated subsidiaries shall change (i) its place of residence for tax purposes, (ii) its tax structure or (iii) the tax structure of the Group, unless such changes have no adverse effect on the Lenders.

22.9
Preservation of Assets

        Each of the Borrower and Genesys S.A. shall, and Genesys S.A. shall procure that each of the Material Subsidiaries shall, use reasonable commercial efforts to maintain and preserve all of its assets that are necessary in the conduct of its business as conducted at the date hereof in good working order and condition, ordinary wear and tear excepted.

22.10
Security

22.10.1
Each of the Borrower and Genesys S.A. shall, and Genesys S.A. shall procure that each of the Material Subsidiaries shall, at its own expense, take all such action as the Agent or the Security Agent may require for the purpose of perfecting or protecting the Agent's or Security Agent's rights under and preserving the security interests intended to be created or evidenced by any of the Finance Documents and following the making of any declaration pursuant to Clause 23.20 (Acceleration and Cancellation) or Clause 23.21 (Advances Due on Demand) for facilitating the realisation of any such security or any part thereof.

22.10.2
Each of the Borrower and Genesys S.A. shall, and Genesys S.A. shall procure that each of the Material Subsidiaries shall, to the extent legally possible and as required by the Agent (acting on the instructions of the Majority Lenders) from time to time, (a) promptly create or procure the creation of security over the shares of any of the Material Subsidiaries in favour of the Finance Parties to secure all or any of the obligations of each of the Borrower and Genesys S.A. under the Finance Documents, and (b) procure the compliance with this Agreement of any Group member.

22.11
Pensions

22.11.1
Each of the Borrower and Genesys S.A. shall, and Genesys S.A. shall procure that each of the Material Subsidiaries shall, ensure that all pension schemes are fully funded based on reasonable actuarial assumptions and recommendations and as required by law.

22.11.2
Each of the Borrower and Genesys S.A. shall deliver to the Agent at intervals of no more than three calendar years, and in any event at such time as those reports are prepared in order to comply with the then current statutory or auditing requirements, actuarial reports in relation to the pension schemes for the time being operated by or maintained for its benefit and any of its consolidated subsidiaries and/or any of its employees.

22.12
Access

        Genesys S.A. shall procure that any one or more representatives, agents and advisers of the Agent and/or any of the Lenders will be allowed to have access to the assets, books, records and premises of Genesys S.A. and each of its consolidated subsidiaries and to inspect the same during normal business hours, subject to reasonable prior notice.

22.13
Intellectual Property

22.13.1
Each of the Borrower and Genesys S.A. shall, and Genesys S.A. shall procure that each of the Material Subsidiaries shall:

(a)
having given due consideration to the cost and benefit thereof and do all acts as are reasonably practicable to maintain, protect and safeguard the Intellectual Property material for the business of the relevant Material Subsidiary and not terminate or discontinue the use of any such Intellectual Property which is material to its ongoing business;

(b)
use all reasonable endeavours to police against and detect any material infringement of, or detect any material challenge to, any of the Intellectual Property material for the business of the relevant Material Subsidiary and, immediately after becoming aware of any material infringement thereof or material challenge thereto, inform the Agent thereof and, to the extent reasonably necessary in the context of the applicable Material Subsidiary "s business take such steps as the Agent may from time to time reasonably direct in relation to such material infringement or material challenge including any steps in relation to the settlement of any legal proceedings brought or defended in relation thereto. Subject always, in the case of any material infringement or material challenge, to any directions given by the Agent, the relevant Material Subsidiary shall not be precluded from taking such steps as it shall consider necessary or desirable in relation to any material infringement of or material challenge to any of such Intellectual Property;

(c)
observe and comply in all material respects with all material obligations and laws to which it in its capacity as registered proprietor, beneficial owner, user, licensor or licensee of the Intellectual Property or any part thereof is subject where failure to do so could reasonably be expected to have a Material Adverse Effect; and

(d)
pay all fees necessary to maintain, protect and safeguard the Intellectual Property (as it is owned or licensed by a Material Subsidiary) which is material for the business of the relevant Material Subsidiary and the registrations reasonably necessary or desirable to be made in connection therewith before the latest time provided for payment thereof and not permit any registration of such property to terminate, be abandoned, cancelled, lapse or be liable to any claim of abandonment. Promptly upon request by the Agent for the same, Genesys S.A. will deliver or will procure delivery to the Agent of, a receipt for such fees or other evidence of the payment thereof.

  22.13.2
  Each of the Borrower and Genesys S.A. shall not, and Genesys S.A. shall procure that each of the Material Subsidiaries shall not:

  (a)
  use or allow to be used, or take any step or omit to take any step in respect of any of the Intellectual Property, in any way which could reasonably be expected to materially and adversely affect the existence or value thereof or imperil the right of any of the Material Subsidiaries to use any such property which is material to its ongoing business;

  (b)
  without the prior written consent of the Agent, which shall not be unreasonably withheld dispose of or transfer or terminate or enter into any contract or licence in respect of Intellectual Property, other than (i) any licensing arrangements between each of the Borrower and Genesys S.A. or amongst it and/or its consolidated subsidiaries and (ii) the entering into such contracts or licences in the ordinary course of business where this would not have a material adverse effect on the value of the Intellectual Property.

22.14
Negative Pledge

        Except as may be necessary to implement the Factoring Arrangements, neither the Borrower nor Genesys S.A. shall, and Genesys S.A. will procure that none of the Material Subsidiaries shall, without the prior written consent of the Majority Lenders which shall not be unreasonably withheld, create or permit to subsist any Encumbrance over all or any of its assets other than a Permitted Encumbrance.

22.15
Loans and Guarantees

        Neither the Borrower nor Genesys S.A. shall, and Genesys S.A. will procure that none of its consolidated subsidiaries shall, without the prior written consent of the Majority Lenders which shall not be unreasonably withheld, make any loans, grant any credit or other financial accommodation or give any guarantee or indemnity (except as permitted or required by the Finance Documents) to or for the benefit of any person or otherwise voluntarily assume any liability, whether actual or contingent, in respect of any obligation of any other person except:

  22.15.1
  trade credit or indemnities granted in the ordinary course of trading and upon terms usual for such trade; or

  22.15.2
  Permitted Transactions; or

  22.15.3
  loans to or guarantees of liabilities of employees or directors of the Borrower, Genesys S.A. or its consolidated subsidiaries not exceeding USD 500,000 in aggregate at any time; or

  22.15.4
  Intra-Group Loan Agreements.

22.16
Financial Indebtedness

        Neither the Borrower nor Genesys S.A. shall, and Genesys S.A. will procure that none of its consolidated subsidiaries shall, incur, create or permit to subsist or have outstanding any Financial Indebtedness or enter into any agreement or arrangement whereby it is entitled to incur, create or permit to subsist any Financial Indebtedness other than, in either case, Permitted Financial Indebtedness.

22.17
Disposals

        Except as may be necessary to implement the Factoring Arrangements, neither the Borrower nor Genesys S.A. shall, and Genesys S.A. shall procure that none of its consolidated subsidiaries shall,

without the prior written consent of the Majority Lenders, which shall not be unreasonably withheld sell, lease, transfer or otherwise dispose of, by one or more transactions or series of transactions (whether related or not), the whole or any part of its revenues or its assets or its business or undertakings other than Permitted Disposals.

22.18
Mergers

        Neither the Borrower nor Genesys S.A. shall, and Genesys S.A. shall procure that none of its consolidated subsidiaries shall, merge or consolidate with any person other than with its wholly-owned subsidiaries, enter into any demerger transaction or participate in any other type of corporate reconstruction except for the acquisitions permitted under Clause 22.19 (Acquisitions).

22.19
Acquisitions

        Other than the Permitted Transactions, no Obligor shall, and each Obligor shall procure that no member of the Group shall:

  22.19.1
  purchase, subscribe for or otherwise acquire any shares (or other securities or any interest therein) in, or incorporate, any other company or agree to do any of the foregoing; or

  22.19.2
  purchase or otherwise acquire any assets (other than in the ordinary course of business) or (without limitation to any of the foregoing) acquire any business or interest therein or agree to do so; or

  22.19.3
  form, or enter into, any partnership, consortium, joint venture or other like arrangement or agree to do so.

    Notwithstanding sub-clauses 22.19.1 to 22.19.3 above, each of the Borrower and Genesys S.A. may carry out any of the transactions contemplated if the following conditions are satisfied:

    (a)
    any contemplated purchase (or similar transaction) is disclosed to the Agent by twenty Business Days' prior written notice before the signing date of the acquisition document;

    (b)
    any contemplated purchase (or similar transaction) will be funded (i) in the case of Genesys S.A., by a capital increase, or (ii) in the case of a subsidiary of Genesys S.A., by a capital increase subscribed by a third party or by way of a share exchange;

    (c)
    the target company has had a positive EBITDA for at least two years (except for any acquisition of a minority interest in a corporation not exceeding 33% and in that case with an expressed undertaking that under no circumstances will Genesys S.A. or any of its subsidiaries support the target company with cash or any other asset injection);

    (d)
    no contingent liabilities are provided for or derived from the contemplated purchase (or similar transaction) except for an amount equal to the aggregate of (x) USD 250,000 and (y) the Financial Indebtedness of the target company and provided that the liabilities covered by guarantees or indemnities given in connection with the acquisition shall not be taken into account;

    (e)
    any contemplated purchase (or similar transaction) will be subject to a satisfactory and complete due diligence by one or several reputable firms;

    (f)
    such contemplated purchase (or similar transaction) is related to the corporate purpose (objet social) of the Borrower; and

    (g)
    Genesys S.A. will, after such acquisition, own or control, directly or indirectly, less than one-third or more than 95% of the share capital or voting rights of the target company.

22.20
Dividends and Distributions

22.20.1
Neither the Borrower nor Genesys S.A. shall, and Genesys S.A. shall procure that none of its consolidated subsidiaries shall, pay, make or declare any dividend, return on capital, repayment of capital contributions or other distribution (whether in cash or in kind) or make any distribution of assets or other payment whatsoever in respect of share capital whether directly or indirectly save for Permitted Transactions.

22.20.2
Neither the Borrower nor Genesys S.A. shall, and each of the Borrower and Genesys S.A. shall procure that none of its consolidated subsidiaries shall, pay any interest or return on principal or repayment of principal or other distribution (in cash or in kind) or make any distribution of assets or other payment whatsoever in respect of any loan notes or loan capital whether directly or indirectly save for Permitted Transactions.

22.21
Share Capital

        Save for plans or employee stock options or other similar programmes and for the acquisitions permitted under Clause 22.19 (Acquisitions), neither the Borrower nor Genesys S.A. shall, and each of the Borrower and Genesys S.A. shall procure that none of the Material Subsidiaries shall, issue or redeem or repurchase, purchase, defease or retire any shares or grant any person the right (whether conditional or unconditional) to call for the issue or allotment of any share of Genesys S.A. or any of its consolidated subsidiaries (including an option or right of pre-emption or conversion) or any other equity investments, howsoever called, or alter any rights attaching to its issued shares (including ordinary and preference shares) other than:

  22.21.1
  any issue of shares by the Borrower to another wholly-owned subsidiary of the Borrower; and

  22.21.2
  the redemption, repurchase, defeasance or retirement by or purchase by a consolidated subsidiary of the Borrower of shares or share capital owned by the Borrower.

22.22
Amendments

        Neither the Borrower nor Genesys S.A. shall, and each of the Borrower and Genesys S.A. shall procure that none of its consolidated subsidiaries shall, amend, vary, novate, supplement or terminate its constitutional documents or any other document delivered to the Agent pursuant to Clauses 2.3 (Conditions Precedent) or Clause 35.2 (Request for Additional Guarantor) or waive any right thereunder in any manner whatsoever which is likely to have a Material Adverse Effect.

22.23
Change of Business

        Neither the Borrower nor Genesys S.A. shall, and each of the Borrower and Genesys S.A. shall procure that none of its consolidated subsidiaries shall, carry on any business which is unrelated to the general nature of the business of the Group as carried on at the date hereof.

22.24
Fees and Commissions

        Neither the Borrower nor Genesys S.A. shall, and each of the Borrower and Genesys S.A. shall procure that none of its consolidated subsidiaries shall, other than as required or permitted hereunder, pay any fees or commissions to any person other than any fees payable on arm's length terms to third parties who have rendered service or advice to such consolidated subsidiary required by such consolidated subsidiary in the ordinary course of business.

22.25
Arm's Length Basis

        Neither the Borrower nor Genesys S.A. shall, and each of the Borrower and Genesys S.A. shall procure that none of its consolidated subsidiaries shall, enter into any arrangement or contract with any of its affiliates or any of its consolidated subsidiaries save where:

  22.25.1
  the parties to the arrangement are the Borrower and Genesys S.A.; or

  22.25.2
  in any other case:

  (a)
  such arrangement or contract is entered into on an arm's length basis and is fair and equitable to the Borrower, Genesys S.A. or Genesys S.A.'s their consolidated subsidiary; and

  (b)
  if so requested by the Agent the benefit of such arrangement is charged as security for amounts owing hereunder (to the extent legally possible); and

  (c)
  if so requested by the Agent, claims in respect of such arrangements are subordinated to the claims of the Finance Parties under the Finance Documents (to the extent legally possible).

        For the purposes of this Clause 22.25, "affiliate" of the specified person means any other person directly or indirectly controlling or controlled by or under common control with such specified person or which is a director, officer or partner (limited or general) of such specified person, and for this purpose "control", has the meaning given in article L.233-3 of the French Code de commerce.

22.26
Treasury Transactions

        Neither the Borrower nor Genesys S.A. shall, and Genesys S.A. shall procure that none of the Material Subsidiaries shall, enter into any Treasury Transaction which is not a Permitted Treasury Transaction.

22.27
Joint Ventures

        Unless permitted under Clause 22.19 (Acquisitions), neither the Borrower nor Genesys S.A. shall, and each of the Borrower and Genesys S.A. shall procure that none of the Material Subsidiaries shall, enter into or acquire or subscribe (or agree to enter into or acquire or subscribe) for any shares, stocks, securities or other interest in or transfer of any assets to or lend to or guarantee or give security for the obligations of any Joint Ventures.

22.28
Publication Rights

        Neither Genesys S.A. nor the Borrower shall withhold its consent to any reasonable request by the Arrangers or Agent to publicise the Facilities and the involvement of the Arrangers, Agent, the Security Agent, and the Lenders therein and the transactions contemplated thereby after the Execution Date (as defined in the Original Facilities Agreement).

22.29
Refinancing Process

22.29.1
The Borrower shall:

(a)
use commercially reasonable efforts to begin negotiations within one (1) month following the Effective Date with one or more banks or financial institutions for the purpose of obtaining new Financial Indebtedness, the proceeds of which shall be applied to the prepayment and cancellation in full of the Facilities;

(b)
use commercially reasonable efforts to conclude the negotiations described in paragraph (a) above, execute all documentation necessary to obtain such new Financial Indebtedness and apply the proceeds therefrom to the prepayment and cancellation in full of the Facilities within three (3) months following the Effective Date; provided that if the Borrower fails to conclude such negotiations, execute such documentation and prepay the Facilities within such three (3) month period, it shall continue to use commercially reasonable efforts to conclude such negotiations, execute such documentation and prepay the Facilities within as short a time as possible; and

    (c)
    promptly provide to the Agent such information relating to the status of the negotiations described in paragraph (a) above as the Agent shall, from time to time, reasonably request.

  22.29.2
  To satisfy its obligation to use commercially reasonable efforts, the Borrower shall not be required to enter into any agreement for Financial Indebtedness (a) the terms of which provide that the Borrower shall pay interest at a maximum blended average rate greater than LIBOR plus four per cent. (4%) per annum, (b) that contains other terms which are commercially unreasonable or (c) with any Lender.

22.30
Hedging

        Each of the Borrowers may enter into hedging arrangements with a Hedge Counterparty in order to cap its total interest cost in respect of no more than 90% of its Term Outstandings and shall provide to the Agent the main terms and conditions of such hedging agreements.

22.31
Key-man Policy

        Genesys S.A. shall maintain on terms approved by the Agent the Key-man Policy in the name and in favour of Genesys S.A. and the Security Agent and ensure the Security Agent's security interests in such policy has been noted thereon and procure the renewal or replacement of the Key-man Policy prior to its expiry on terms acceptable to the Agent. On or prior to 1 August 2006, Genesys S.A. shall either renew the Key-man Policy for no less than an additional five years or enter into a new policy (in form and substance satisfactory to the Agent) for a minimum coverage amount of USD 1,000,000 and for a period of no less than five years from 1 August 2006. Genesys S.A. shall provide evidence of such new or renewed Key-man Policy upon the reasonable request of the Agent.

22.32
Subsidiaries

        Genesys S.A. shall procure that any member of the Group which is a Material Subsidiary is or shall, as soon as reasonably practicable after becoming a Material Subsidiary become an Additional Guarantor in accordance with Clause 35 (Changes to the Obligors) unless legal counsel to the Agent has confirmed that there is a legal impediment to such Material Subsidiary becoming an Additional Guarantor.

22.33
Intra-Group Loans

22.33.1
Each of the Borrower and Genesys S.A. will provide, within 30 days of the date hereof a copy of each of the Intra-Group Loan Agreements to which it or any of its consolidated subsidiaries is a party, which shall be in a form satisfactory to the Agent. The Intra-Group Loan Agreements must incorporate subordination clauses whereby the intra-Group lender will agree to be fully subordinated to the Lenders' debt arising out of this Agreement.

22.33.2
Each of the Borrower and Genesys S.A. will or will cause each of the intra-Group lenders to provide, within 30 days of the date hereof, a written commitment confirming the entering into and the binding effect of the subordination arrangement referred to above.

22.34
SEC Filings

        Genesys S.A. shall procure that each US Group Member shall deliver to the Agent promptly, and in any event within fifteen (15) days upon the issuance thereof, copies of all reports, if any, to or other documents filed by any Group Member with the Securities and Exchange Commission under the

Securities Act of 1933 or the Securities Exchange Act of 1934 (other than on Form S-8 or 8-A or similar forms).

22.35
US Group Member Covenants

        Genesys S.A. shall procure that each US Group Member shall and shall procure that each ERISA Affiliate shall:

  22.35.1
  as soon as practicable after the filing thereof with the Internal Revenue Service of the United States, deliver to the Agent copies of each Schedule B (Actuarial Information) (or such other schedule as contains actuarial information) to the Annual Report (IRS Form 5500 Series) with respect to each applicable Employee Plan;

  22.35.2
  promptly and in any event within ten days after it or any ERISA Affiliate becomes aware that any ERISA Event (a) has occurred or (b) will occur in the case of any ERISA Event that requires advance notice under Section 4043(b)(3) of ERISA, deliver to the Agent a statement of its chief financial officer or that of the ERISA Affiliate describing such ERISA Event and the action, if any, that it or such ERISA Affiliate proposes to take with respect thereto and a copy of any notice filed with the PBGC or the Internal Revenue Service pertaining to such ERISA Event; provided, however, that no such notice shall be required unless the unfunded liability in connection with the ERISA Event would exceed USD 100,000 (or its equivalent);

  22.35.3
  promptly and in any event within five business days after receipt thereof by it or any ERISA Affiliate or any administrator of an Employee Plan, deliver to the Agent copies of each notice from PBGC stating its intention to terminate any Employee Plan or to have a trustee appointed to administer any Employee Plan;

  22.35.4
  (except as disclosed pursuant to Clause 18.33 (ERISA and Multiemployer Plans) ensure that, during the term of this Agreement, neither it nor any ERISA Affiliate shall agree to contribute, or assume any obligation to contribute, to any Multiemployer Plan that would give rise to any US Group Member of any ERISA Affiliate having potential withdrawal liabilities in excess of USD 50,000;

  22.35.5
  pay and discharge when due any material liability imposed on it pursuant to Title IV of ERISA other than premium payments to the PBGC;

  22.35.6
  promptly upon becoming aware of any event or condition which would in all reasonable likelihood constitute grounds for the termination of (or the appointment by PBGC of a trustee to administer) any Employee Plan pursuant to Section 4042 of ERISA, deliver an explanation of such event or condition given by its chief financial officer or the chief financial officer of the ERISA Affiliate affected by such event or condition;

  22.35.7
  ensure that neither it nor any ERISA Affiliate shall adopt an amendment to an Employee Plan requiring the provision of security under Section 307 of ERISA or Section 401(a)(29) of the US Code;

  22.35.8
  to the extent such event, singly or in the aggregate, could have a Material Adverse Effect, not:

  (a)
  to allow any Employee Plan to have any liability to terminate unless such termination would not be reasonably likely to have a Material Adverse Effect;

  (b)
  to withdraw from any Employee Plan or Multiemployer Plan;

  (c)
  to allow any ERISA Event to occur with respect to any Employee Plan;

    (d)
    to allow any Accumulated Funding Deficiency (as defined in Section 302 of ERISA and Section 412 of the US Code), whether or not waived, to exist involving any of its Employee Plans;

  22.35.9
  provide notice to the Agent within 15 days if it obtains knowledge of any potential withdrawal liability (whether determined as to each such plan, or in the aggregate for all such plans contributed to by any US Group Member and ERISA Affiliates) that would exceed USD 100,000 with respect to Multiemployer Plans; and

  22.35.10
  provide notice within 15 days if the aggregate present value of the liabilities of the defined benefit pension plans maintained by all US Group Members and all ERISA Affiliates, determined on an ongoing basis, exceeds the aggregate assets of all such plans by more than USD 100,000.

22.36
US Group Member Information

        Each US Group Member shall deliver and Genesys S.A. shall procure delivery to the Agent:

  22.36.1
  forthwith, and in any event within fifteen (15) Business Days after any US Group Member obtains knowledge thereof, notice:

  (a)
  of receipt by any US Group Member or any subsidiary thereof, or any tenant or other occupant of any property owned, operated, leased or occupied by a US Group Member or subsidiary thereof, of any claim, complaint, charge or notice of a violation or potential violation of any Environmental Law; involving a potential liability or claim in excess of USD 100,000;

  (b)
  of the occurrence of a spill or other release of a Hazardous Substance upon, under or about or affecting any of the properties owned, operated, leased or occupied by a US Group Member or subsidiary thereof, or Hazardous Substances at levels or in amounts that may have to be reported, remedied or responded to under any Environmental Law are detected on or in the soil or groundwater;

  (c)
  that a US Group Member or subsidiary thereof is or may be liable for any costs of cleaning up or otherwise responding to a release of Hazardous Substances, where such costs may exceed USD 100,000;

  (d)
  that any part of the properties owned, operated, leased or occupied by a US Group Member or any subsidiary thereof is or may be subject to an Encumbrance under any Environmental Law; or

  (e)
  that a US Group Member or subsidiary will undertake or has undertaken any cleanup or other response action with respect to any Hazardous Substances at levels or in amounts that may have to be reported, remedied or responded to under any Environmental Law; and

  22.36.2
  not later than twenty (20) days after entering into such agreement or agreements, copies of all new employment agreements to which a US Group Member is a party if the employee's yearly salary together with bonuses, and any other form of remuneration or compensation, is at least USD 500,000.

22.37
Anti-Money Laundering

        No Obligor will pay any of the obligations under the Finance Documents with funds that are, to the best of its knowledge, derived from any activity in violation of any law applicable to such Obligor.

22.38
Information for Security Documents

        Each US Group Member shall deliver and Genesys S.A. shall procure delivery to the Agent, promptly following signing of this Agreement, of all necessary information in order to create and perfect all the security created pursuant to the Security Documents entered into by the US Group Members.

23.    EVENTS OF DEFAULT

        Each of Clause 23.1 (Failure to Pay) to Clause 23.19 (Material Adverse Change) describes circumstances which constitute an Event of Default for the purposes of this Agreement.

23.1
Failure to Pay

        Any amount due from an Obligor or the Obligors under the Finance Documents is not paid at the time, in the currency and in the manner specified herein unless such failure to pay is caused by technical difficulties with the banking system in relation to the transmission of funds and payment is made within two Business Days of the due date.

23.2
Misrepresentation

        Any representation or statement made or deemed to be made by an Obligor in any Finance Document or in any notice or other document, certificate or statement delivered by it pursuant thereto or in connection therewith is or proves to have been materially incorrect or materially misleading when made or deemed to be made, unless such representation or statement (to the extent it may be remedied) is remedied within 15 days of notification (pursuant to Clause 22.4 (Notification of Events of Default) of the fact that it was incorrect or materially misleading.

23.3
Financial Condition

        Any of the requirements of Clause 19 (Financial Information), Clause 21.1 (Financial Condition), Clause 22.5 (Claims Pari Passu), Clause 22.10 (Security), Clause 22.14 (Negative Pledge), Clause 22.15 (Loans and Guarantees), Clause 22.20 (Dividends and Distributions), Clause 22.21 (Share Capital), Clause 22.22 (Amendments) and Clause 22.32 (Subsidiaries) are not satisfied at the time provided therein, unless such requirements are remedied within 15 days of the notification (pursuant to Clause 22.4 (Notification of Events of Default)) that such requirements were not satisfied.

23.4
Other Obligations

        An Obligor fails duly to perform or comply in all material respects with any other obligation expressed to be assumed by it in the Finance Documents and such failure, if capable of remedy, is not remedied within fifteen days after the earlier to occur of the date the Agent has given notice thereof to the Borrower or such Obligor and the date the Obligor or the Borrower has actual knowledge.

23.5
Cross Default

        Any Financial Indebtedness of any member of the Group is not paid when due, any Financial Indebtedness of any member of the Group is declared to be or otherwise becomes due and payable prior to its specified maturity, any commitment for any Financial Indebtedness of any member of the Group is cancelled or suspended by a creditor of any member of the Group or any creditor of any member of the Group becomes entitled to declare any Financial Indebtedness of any member of the Group due and payable prior to its specified maturity, provided that it shall not constitute an Event of Default if the aggregate amount of all such Financial Indebtedness is less than USD 500,000.

23.6
Insolvency and Rescheduling

23.6.1
Any member of the Group ceases or suspends generally payment of its debts or announces an intention to do so (or is deemed for the purposes of any law applicable to it to be) or is unable to pay its debts as they fall due or commences negotiations with or makes a proposal to any one or more of its creditors with a view to the general readjustment or rescheduling of its indebtedness or makes a general assignment for the benefit of or a composition with its creditors or a moratorium is declared in respect of the indebtedness of any member of the Group.

  23.6.2
  In respect of any US Group Member, a proceeding or case shall be commenced, without the application or consent of such US Group Member, in any court of competent jurisdiction, seeking (a) its reorganisation, liquidation, dissolution, arrangement or winding-up, or the composition or readjustment of its or his debts, (b) the appointment of a receiver, custodian, trustee, examiner, liquidator or the like of the US Group Member or of all or any substantial part of its property, or (c) similar relief in respect of the US Group Member under any law relating to the bankruptcy, insolvency, reorganisation, winding-up, or composition or adjustment of debts; and any such proceeding or case referred to in items (a), (b) or (c) above shall continue undismissed, or an order, judgment or decree approving or ordering any of the foregoing shall be entered and continue unstayed and in effect, for a period of 60 or more days, or an order for relief against the US Group Member shall be entered in an involuntary case under Title 11 of the United States of America Code entitled Bankruptcy (or any successor thereto), as amended.

23.7
Winding-up and Insolvency Proceedings

23.7.1
Any corporate action, legal proceedings or other procedure or step is taken in relation to:

(a)
the suspension of payments, a moratorium of any indebtedness, winding-up, dissolution, bankruptcy, administration or reorganisation (by way of voluntary arrangement, scheme of arrangement or otherwise) of any member of the Group other than a solvent liquidation or reorganisation of any member of the Group which is not an Obligor;

(b)
a composition, assignment or arrangement with any creditor of any member of the Group;

(c)
the appointment of a liquidator (other than in respect of a solvent liquidation of a member of the Group which is not an Obligor), receiver, administrator, administrative receiver, compulsory manager or other similar officer in respect of any member of the Group or any of its assets;

(d)
enforcement of any security over any assets of any member of the Group; or

(e)
any analogous procedure or step is taken in any jurisdiction,

    and any such action, proceedings or other procedure referred to in paragraphs (a) to (e) above shall continue undismissed, or an order, judgement or decree approving or ordering any of the foregoing shall be entered and continue unstayed and in effect, for a period of 60 or more days.

  23.7.2
  The Borrower, Genesys S.A. or any member of the Group commences proceedings for règlement amiable in accordance with Titre I of Livre VI of the French Code de commerce or, after 1 January 2006, commences proceedings for conciliation under Titre I of Livre VI of the French Code de commerce.

  23.7.3
  Proceedings for redressement judiciaire are entered in relation to the Borrower, Genesys S.A. or any member of the Group under Titre III of Livre VI of the French Code de Commerce, proceedings for redressement judiciaire, plan de cession totale ou partielle de l'entreprise or liquidation judiciaire are entered in relation to the Borrower, Genesys S.A. or any member of the Group under Titre IV of Livre VI of the French Code de Commerce or, after 1

    January 2006, proceedings for sauvegarde, redressement judiciaire or liquidation judiciaire are entered in relation to the Borrower, Genesys S.A. or any member of the Group under Titre II of Livre VI of the French Code de commerce, and in any case such proceedings shall continue undismissed, or an order, judgement or decree approving or ordering any of the foregoing shall be entered and continue unstayed and in effect, for a period of 60 or more days.

  23.7.4
  Any US Group Member (a) applies for or consent to the appointment of, or the taking of possession by, a receiver, custodian, trustee, examiner or liquidator of itself or of all or a substantial part of its property, (b) makes a general assignment for the benefit of its creditors, (c) commences a voluntary case under Title 11 of the United States of America Code entitled Bankruptcy (or any successor thereof), as amended, (d) files a petition with respect to itself seeking to take advantage of any other law relating to bankruptcy, insolvency, reorganisation, liquidation, dissolution, arrangement or winding-up, or composition or readjustment of debts, or (e) takes any corporate action for the purpose of effecting any of the foregoing with respect to itself.

23.8
Execution or Distress

        Any execution or distress is levied against, or any encumbrancer(s) take possession of, the whole or a material part of, the property, undertaking or assets of any Material Subsidiary or any event occurs which under the laws of any jurisdiction has a similar or analogous effect in respect of indebtedness exceeding USD 250,000 (or equivalent) in aggregate at any time and which, in any case, is not stayed or discharged within 30 days after such levy, taking of possession or effect and during such 30 day period is contested in good faith by appropriate means diligently pursued.

23.9
Failure to Comply with Final Judgment

        Any member(s) of the Group fail to comply with or pay any sum due from it or them under any final judgment or any final order made or given by any court of competent jurisdiction when such sums exceed USD 250,000 (or equivalent) in aggregate at any time.

23.10
Governmental Intervention

        By or under the authority of any government:

  23.10.1
  the management of any Material Subsidiary is wholly or partially displaced or the authority of any Material Subsidiary in the conduct of its business is wholly or partially curtailed and is likely to cause a Material Adverse Effect; or

  23.10.2
  all or a majority of the issued shares of any member of the Group or the whole or any material part of its revenues or assets is seized, nationalised, expropriated or compulsorily acquired.

23.11
Ownership of a member of the Group

        After the Effective Date, any change of ownership of more than 5% of any member of the Group, save and except for:

  23.11.1
  any change of ownership of Genesys S.A;

  23.11.2
  any ownership increase by Genesys S.A. in Genesys Iberia;

  23.11.3
  any change of ownership within the Group to the extent that the relevant member(s) of the Group continue to be directly or indirectly wholly owned by Genesys S.A.; and

  23.11.4
  any change of ownership permitted under the provisions set out in sub-clause 22.19.3 of Clause 22.19 (Acquisitions) provided that the relevant member(s) of the Group continue to be directly or indirectly at least 75% owned by Genesys S.A.

23.12
Occurrence of ERISA Event

        With respect to any US Group Member or any ERISA Affiliate thereof, an ERISA Event shall occur with respect to an Employee Plan or any US Group Member or any ERISA Affiliate shall fail to pay the full amount of any instalment due under Section 412(m) of the US Code and as a result either (a) such occurrence or failure to pay would be reasonably likely to have a Material Adverse Effect or (b) any US Group Member would be reasonably likely to become liable to pay any amount exceeding USD 250,000 following such ERISA Event or failure to pay.

23.13
The Group's Business

        Any Material Subsidiary, subject to Permitted Disposals, carries on any business which is unrelated to the general nature of the business of the Group as carried on at the date hereof.

23.14
Repudiation

        Any Finance Document or the security intended to be constituted by under any of the Finance Documents is repudiated by any person (other than a Finance Party) or any person (other than a Finance Party) does or causes to be done any act or thing evidencing an intention to repudiate any Finance Document or any such security or subordination or any Finance Document is not or ceases to be in full force and effect or the validity or applicability thereof to any sums due or to become due thereunder is disaffirmed by or on behalf of any Obligor.

23.15
Illegality

        At any time any Obligor no longer has the legal power to perform its obligations under the Finance Documents to which it is a party or to own its assets or to carry on its business or at any time it is or becomes unlawful for an Obligor to perform or comply with any or all of its obligations under any Finance Document to which it is a party or any of the obligations of an Obligor thereunder are not or cease to be legal, valid, binding and enforceable.

23.16
Auditor's Qualification

        The auditors of the Borrower, Genesys S.A. or any member of the Group qualify their annual audit report to the consolidated accounts of the Group or the unconsolidated accounts of any Group member in a manner which is, in the reasonable opinion of the Majority Lenders, material in the context of the Facilities and is likely to have a Material Adverse Effect.

23.17
Environmental

        Any Material Subsidiary breaches any Environmental Law or any Environmental Claim is made or threatened against any Material Subsidiary which, in either case, is likely to have a Material Adverse Effect.

23.18
Litigation

        Any litigation, arbitration, administrative proceedings or governmental or regulatory investigations, proceedings or disputes are commenced against any Group member or its respective assets or revenues or there are any circumstances likely to give rise to any such litigation, arbitration, administrative proceedings or governmental or regulatory investigations, proceedings or disputes which is likely to have a Material Adverse Effect.

23.19
Material Adverse Change

        Any event or circumstance occurs which the Majority Lenders reasonably believes is likely to have a Material Adverse Effect.

23.20
Acceleration and Cancellation

        Upon the occurrence of an Event of Default at any time thereafter, the Agent may, without any mise en demeure or any judicial or extra judicial step (and, if so instructed by the Majority Lenders, shall) by notice to the Borrower but subject to the mandatory provisions of articles L.620-1 to L.628-3 of the French Code de commerce:

  23.20.1
  declare all or any part of the Advances to be immediately due and payable (whereupon the same shall become so payable together with accrued interest thereon and any other sums then owed by the Obligors under the Finance Documents) or declare all or any part of the Advances to be due and payable on demand of the Agent; and/or

  23.20.2
  declare that any unutilised portion of the Facilities shall be cancelled, whereupon the same shall be cancelled and the Available Commitment of each Lender shall be reduced to zero; and/or

  23.20.3
  exercise or direct the Security Agent to exercise all rights and remedies.

provided that, notwithstanding the above, if there shall occur an Event of Default under sub-clause 23.6.2 or Clause 23.7.4, then all of the Advances shall automatically be due and payable and any unutilised portion of the Facilities shall automatically be cancelled and the Available Commitment of each Lender shall be automatically reduced to zero, in each case without any action by the Agent or any Lender.

23.21
Advances Due on Demand

        If, pursuant to Clause 23.20 (Acceleration and Cancellation), the Agent declares all or any part of the Advances to be due and payable on demand of the Agent, then, and at any time thereafter, the Agent or the Security Agent, as the case may be, may (and, if so instructed by the Majority Lenders, shall) by notice to the Borrower:

  23.21.1
  require repayment of all or such part of the Advances on such date as it may specify in such notice (whereupon the same shall become due and payable on the date specified together with accrued interest thereon and any other sums then owed by the Obligors under the Finance Documents) or withdraw its declaration with effect from such date as it may specify; and/or

  23.21.2
  select as the duration of any Interest Period or Term which begins whilst such declaration remains in effect a period of six months or less; and/or

  23.21.3
  declare that the Security Documents (or any of them) shall have become enforceable; and/or

  23.21.4
  send a Valid Claim (as defined in that certain amended and restated guarantee signed on the date hereof by Genesys S.A.) to Genesys S.A. to request payment of all sums due hereunder by the Borrower, provided that such Valid Claim may not be sent to Genesys S.A. before the Agent declares the relevant Advance due and payable as a result of an Event of Default.

24.    COMMITMENT COMMISSION AND FEES

24.1
Commitment Commission

24.1.1
The Borrower shall pay to the Agent (for the account of each Lender) a commission in dollars computed at a rate of:

(a)
50% per annum of the A Margin on that Lender's Available Term A Commitment for the Term Availability Period applicable to the Term A Facility; and

(b)
50% per annum of the B Margin on that Lender's Available Term B Commitment for the Term Availability Period applicable to the Term B Facility; and

(c)
50% per annum of the Revolving Margin on that Lender's Available Revolving Commitment.

24.1.2
The accrued commitment commission is payable on the last day of each quarter, on the last day of the Availability Period and on the cancelled amount of the relevant Lender's Commitment at the time the cancellation is effective.

24.2
Amendment Fee

        Genesys S.A. shall pay to the Agent for the benefit of the Lenders an amendment fee (the amount being agreed in a separate fee letter).

24.3
Agency Fee

        The Borrower shall pay to the Agent for its own account the agency fees (the amount being agreed in a separate letter dated as of the date of the Original Facilities Agreement).

25.    COSTS AND EXPENSES

25.1
Transaction Expenses

        Each of the Borrower and Genesys S.A. shall, from time to time on demand of the Agent, reimburse each of the Agent, the Security Agent and the Arrangers and any of their affiliates (on a full indemnity basis whether or not any of the Facilities are drawn down or utilised) for all reasonable costs and expenses (including reasonable legal fees, accounting fees and translation fees) together with any VAT thereon incurred by it in connection with:

  25.1.1
  any due diligence carried out by it or on its behalf in connection with the Finance Documents and the transactions contemplated thereby; and

  25.1.2
  the negotiation, preparation, execution and perfection of the Finance Documents, any other document referred to in the Finance Documents and the completion of the transactions therein contemplated.

25.2
Preservation and Enforcement of Rights

        Each of the Borrower and Genesys S.A. shall, from time to time on demand of the Agent or Security Agent, reimburse the Finance Parties for all reasonable and duly documented costs and expenses (including legal fees) on a full indemnity basis together with any VAT thereon incurred in or in connection with the preservation and/or enforcement of any of the rights of the Finance Parties under the Finance Documents against the Borrower or Genesys S.A. and any document referred to in the Finance Documents (including, without limitation, any costs and expenses relating to any investigation as to whether or not an Event of Default might have occurred or is likely to occur in respect of the Facilities or any steps necessary or desirable in connection with any proposal for remedying or otherwise resolving an Event of Default or Potential Event of Default in respect of the Facilities).

25.3
Stamp Taxes

        Each of the Borrower and Genesys S.A. shall, to the extent it relates to itself, pay all stamp, registration and other taxes to which the Finance Documents, any other document referred to in the Finance Documents or any judgment given in connection therewith is or at any time may be subject and shall, from time to time on demand of the Agent, indemnify the Finance Parties against any liabilities, costs, claims and expenses resulting from any failure to pay or any delay in paying any such tax.

25.4
Amendment Costs

        If an Obligor requests any amendment, waiver or consent then each of the Borrower and Genesys S.A. shall, within five Business Days of demand by the Agent, reimburse the Finance Parties for all reasonable and duly documented costs and expenses (including legal fees) together with any VAT thereon incurred by such person in responding to or complying with such request.

25.5
Lenders' Liabilities for Costs

        If either the Borrower or Genesys S.A. fails to perform any of its obligations under this Clause 25, each Lender shall, pro rata to its Commitment, indemnify each of the Agent, the Security Agent and the Arrangers against any loss incurred by any of them (or their affiliates, in the case of costs and expenses referred to in Clause 25.1 (Transaction Expenses)) as a result of such failure.

26.    DEFAULT INTEREST

26.1
If either the Borrower or Genesys S.A. fails to pay any amount payable by it under a Finance Document on its due date, interest shall accrue to the fullest extent permitted by law on the overdue amount from the due date up to the date of actual payment (both before and after judgment) on a day-to-day basis at a rate per annum equal to the sum of the Overnight LIBOR, the applicable Margin, the Mandatory Cost (if any) (expressed as a percentage per annum) and one per cent (1%). Any interest accruing under this Clause 26.1 shall be immediately payable by the Borrower on demand by the Agent.

26.2
Default interest (if unpaid) arising on an overdue amount will be compounded with the overdue amount only if, within the meaning of Article 1154 of the French Code civil, such interest is due for a period of at least one year, but will remain immediately due and payable.

27.    BREAK COSTS

        If any Lender or the Agent on its behalf receives or recovers all or any part of an Advance otherwise than on the last day of an Interest Period or Term relating thereto, the Borrower shall pay to the Agent on demand for account of such Lender an amount equal to the amount (if any) by which (a) the additional interest which would have been payable by the Borrower on the amount so received or recovered had it been received or recovered on the last day of that Interest Period or Term exceeds (b) the amount of interest which in the opinion of the Agent would have been payable to the Agent on the last day of that Interest Period or Term in respect of a deposit in the currency of the amount so received or recovered equal to the amount so received or recovered placed by it with a prime bank in the relevant interbank market for a period starting on the third Business Day following the date of such receipt or recovery and ending on the last day of that Interest Period or Term.

28.    OTHER INDEMNITIES

28.1
Other Indemnities

        Each of the Borrower and Genesys S.A. undertakes to indemnify:

  28.1.1
  each Finance Party against any cost, claim, loss, expense (including reasonable legal fees) or liability together with any VAT thereon, whether or not reasonably foreseeable, which it may sustain or incur as a consequence of the occurrence of any Event of Default or any material default by any Obligor in the performance of any of the obligations expressed to be assumed by it in any Finance Document to the extent the same relate to the Borrower or Genesys S.A., as applicable;

  28.1.2
  the Agent against any cost or loss it may suffer or incur as a result of its entering into, or performing, any foreign exchange contract for the purposes of Clause 30 (Payments) in respect of the Borrower or Genesys S.A., as applicable;

  28.1.3
  each Lender against any cost or loss it may suffer under Clause 25.5 (Lenders' Liabilities for Costs) or Clause 33.10 (Lenders' indemnity to the Agent) in respect of the Borrower or Genesys S.A., as applicable;

  28.1.4
  each Lender against any cost or loss it may suffer or incur as a result of its funding or making arrangements to fund its portion of an Advance requested by the Borrower or Genesys S.A., as applicable, but not made by reason of the operation of any one or more of the provisions hereof;

  28.1.5
  each Lender against any cost or loss it may suffer including any reduction in the rate of return it would have received but for performing its obligations to the Borrower or Genesys S.A., as applicable, under this Agreement as a result of any minimum reserve requirements imposed on it by the European Central Bank in relation to an Advance or funding an Advance; and

each Finance Party and in each case each of their affiliates and each of their respective officers, directors, employees, agents, advisors and representatives (each, an "Indemnified Party") from and against any and all claims, damages, losses, liabilities, costs and expenses (including, without limitation, fees and disbursements of legal counsel), joint or several, that may be incurred by or asserted or awarded against any Indemnified Party, in each case arising out of or in connection with or relating to any investigation, litigation or proceeding or the preparation of any defence with respect thereto, arising out of or in connection with or relating to the Finance Documents or the transactions contemplated hereby or thereby in respect of the Borrower or Genesys S.A., as applicable, or any use made or proposed to be made with the proceeds of the Facilities, whether or not such investigation, litigation or proceeding is brought by a member of the Group, any of shareholder or creditors of any member of the Group, an Indemnified Party or any other person, except to the extent that such claim, damage, loss, liability, cost or expense is found by a court of competent jurisdiction to have resulted from such Indemnified Party's gross negligence or wilful misconduct.

28.2
Currency Indemnity

        If any sum (a "Sum") due from an Obligor under the Finance Documents or any order, judgment, award or decision given or made in relation thereto has to be converted from the currency (the "First Currency") in which such Sum is payable into another currency (the "Second Currency") for the purpose of:

  28.2.1
  making or filing a claim or proof against such Obligor; or

  28.2.2
  obtaining or enforcing an order, judgment, award or decision in any court, arbitral proceedings or other tribunal,

the Borrower and Genesys S.A. shall indemnify each person to whom such Sum is due from and against any loss suffered or incurred as a result of any discrepancy between (a) the rate of exchange used for such purpose to convert such Sum from the First Currency into the Second Currency and (b) the rate or rates of exchange available to such person at the time of receipt of such Sum.

29.    CURRENCY OF ACCOUNT AND PAYMENT

29.1
Currency of Account

        Dollars is the currency of account and payment for each and every sum at any time due from an Obligor hereunder, provided that:

  29.1.1
  each repayment of an Advance or Unpaid Sum or a part thereof shall be made in the currency in which such Advance or Unpaid Sum is denominated at the time of that repayment;

  29.1.2
  each payment of interest shall be made in the currency in which the sum in respect of which such interest is payable is denominated;

  29.1.3
  each payment in respect of costs and expenses shall be made in the currency in which the same were incurred;

  29.1.4
  each payment pursuant to Clause 14.3 (Tax indemnity), Clause 15.1 (Increased costs) or Clause 28.1 (Other Indemnities) shall be made in the currency specified by the party claiming thereunder; and

  29.1.5
  any amount expressed to be payable in a currency other than dollars shall be paid in that other currency.

30.    PAYMENTS

30.1
Payments to the Agent

        On each date on which this Agreement requires an amount to be paid by an Obligor or a Lender, such Obligor or, as the case may be, such Lender shall make the same available to the Agent for value on the due date at such time and in such funds and to such account with such bank as the Agent shall specify from time to time.

  30.1.1
  Save as otherwise provided herein, each payment received by the Agent pursuant to Clause 30.1 (Payments to the Agent) shall:

  (a)
  in the case of a payment received for the account of the Borrower, be made available by the Agent to the Borrower by application:

  (i)
  first, in or towards payment (on the date, and in the currency and funds, of receipt) of any amount then due from the Borrower hereunder to the person from whom the amount was so received or in or towards the purchase of any amount of any currency to be so applied; and

  (ii)
  secondly, in or towards payment (on the date, and in the currency and funds, of receipt) to such account with such bank in the principal financial centre of the country of the currency of such payment (or, in relation to the euro, in a financial centre in a state which has adopted the euro for its currency) as the Borrower shall have previously notified to the Agent for this purpose; and

  (b)
  in the case of any other payment, be made available by the Agent to the person entitled to receive the payment in accordance with this Agreement (in the case of a Lender, for the account of the Facility Office) for value the same day by transfer to such account of such person with such bank in the principal financial centre of the country of the currency of such payment (or, in relation to the euro, in a financial centre in a state which has adopted the euro for its currency) as that person has previously notified to the Agent.

  30.1.2
  A payment will be deemed to have been made by the Agent on the date on which it is required to be made under this Agreement if the Agent has, on or before that date, taken steps to make that payment in accordance with the regulations or operating procedures of the clearing system used by the Agent in order to make the payment.

30.2
Payments by the Agent to the Lenders

        Any amount payable by the Agent to the Lenders under this Agreement shall be paid in dollars.

30.3
No Set-off

        All payments required to be made by an Obligor under any Finance Document shall be calculated without reference to any set-off or counterclaim and shall be made free and clear of and without any deduction for or on account of any set-off or counterclaim.

30.4
Clawback

        Where a sum is to be paid under a Finance Document to the Agent for account of another person, the Agent shall not be obliged to make the same available to that other person or to enter into or perform any exchange contract in connection therewith until it has been able to establish to its satisfaction that it has actually received such sum, but if it does so and it proves to be the case that it had not actually received such sum, then the person to whom such sum or the proceeds of such exchange contract was so made available shall on request refund the same to the Agent together with an amount sufficient to indemnify the Agent against any cost or loss it may have suffered or incurred by reason of its having paid out such sum or the proceeds of such exchange contract prior to its having received such sum.

30.5
Partial Payments

        If and whenever a payment is made by an Obligor hereunder and the Agent receives an amount less than the due amount of such payment the Agent may apply the amount received towards the obligations of the Obligors under this Agreement in the following order:

  30.5.1
  first, in or towards payment of any unpaid costs and expenses of each of the Agent and the Security Agent and the Arrangers;

  30.5.2
  second, in or towards payment pro rata of any accrued interest, commitment commission due but unpaid under the applicable Facility;

  30.5.3
  third, in or towards payment pro rata of any Outstandings due but unpaid under the applicable Facility; and

  30.5.4
  fourth, in or towards payment pro rata of any other sum due but unpaid under the applicable Facility.

30.6
Variation of Partial Payments

        The order of partial payments set out in Clause 30.5 (Partial Payments) shall override any appropriation made by the Obligor to which the partial payment relates but the order set out in sub-clauses 30.5.2, 30.5.3, 30.5.4 of Clause 30.5 (Partial Payments) may be varied if agreed by all the Lenders.

30.7
Business Days

30.7.1
Any payment which is due to be made on a day that is not a Business Day shall be made on the next Business Day in the same calendar month (if there is one) or the preceding Business Day (if there is not).

30.7.2
During any extension of the due date for payment of any principal under this Agreement interest is payable on the principal at the rate payable on the original due date.

31.    SET-OFF

31.1
Contractual Set-off

        Each Obligor authorises each Lender after the occurrence of an Event of Default and while such Event of Default is continuing to apply any credit balance to which such Obligor is entitled on any account of such Obligor with such Lender in satisfaction of any sum due and payable from such Obligor to such Lender under any Finance Document but unpaid. For this purpose, each Lender is authorised to purchase with the moneys standing to the credit of any such account such other currencies as may be necessary to effect such application.

31.2
Set-off not Mandatory

        No Lender shall be obliged to exercise any right given to it by Clause 31.1 (Contractual Set-off).

32.    SHARING

32.1
Payments to Lenders

        If a Lender (a "Recovering Lender") applies any receipt or recovery from an Obligor to a payment due under this Agreement and such amount is received or recovered other than in accordance with Clause 30 (Payments), then such Recovering Lender shall:

  32.1.1
  notify the Agent of such receipt or recovery;

  32.1.2
  at the request of the Agent, promptly pay to the Agent an amount (the "Sharing Payment") equal to such receipt or recovery less any amount which the Agent determines may be retained by such Recovering Lender as its share of any payment to be made in accordance with Clause 30.5 (Partial Payments).

32.2
Redistribution of Payments

        The Agent shall treat the Sharing Payment as if it had been paid by the relevant Obligor and distribute it between the Finance Parties (other than the Recovering Lender) in accordance with Clause 30.5 (Partial Payments).

32.3
Recovering Lender's Rights

        The Recovering Lender will be subrogated into the rights of the parties which have shared in a redistribution pursuant to Clause 32.2 (Redistribution of Payments) in respect of the Sharing Payment (and the relevant Obligor shall be liable to the Recovering Lender in an amount equal to the Sharing Payment).

32.4
Repayable Recoveries

        If any part of the Sharing Payment received or recovered by a Recovering Lender becomes repayable and is repaid by such Recovering Lender, then:

  32.4.1
  each party which has received a share of such Sharing Payment pursuant to Clause 32.2 (Redistribution of Payments) shall, upon request of the Agent, pay to the Agent for account of such Recovering Lender an amount equal to its share of such Sharing Payment; and

  32.4.2
  such Recovering Lender's rights of subrogation in respect of any reimbursement shall be cancelled and the relevant Obligor will be liable to the reimbursing party for the amount so reimbursed.

32.5
Exception

        This Clause 32 shall not apply if the Recovering Lender would not, after making any payment pursuant hereto, have a valid and enforceable claim against the relevant Obligor.

32.6
Recoveries Through Legal Proceedings

        If any Lender intends to commence any action in any court or arbitral proceedings it shall give prior notice to the Agent, the Security Agent and the other Lenders. If any Lender shall commence any action in any court or arbitral proceedings to enforce its rights hereunder and, as a result thereof or in connection therewith, receives any amount, then such Lender shall not be required to share any portion of such amount with any Lender which has the legal right to, but does not, join in such action or commence and diligently prosecute a separate action to enforce its rights in another court or arbitral proceedings.

33.    ROLE OF THE AGENT, THE SECURITY AGENT AND THE ARRANGERS

33.1
Appointment of the Agent and the Security Agent

33.1.1
Each of the Arrangers and the Lenders appoints the Agent to act as its agent under and in connection with the Finance Documents (to the exclusion of the Security Documents) and each of the Arrangers and the Lenders appoints the Security Agent to act as its agent under and in connection with the Security Documents.

33.1.2
Each of the Arrangers and the Lenders authorises the Agent to exercise the rights, powers, authorities and discretions specifically given to the Agent under or in connection with the Finance Documents together with any other incidental rights, powers, authorities and discretions and each of the Arrangers and the Lenders authorises the Security Agent to exercise the rights, powers, authorities and discretions specifically given to the Security Agent under or in connection with the Security Documents together with any other incidental rights, powers, authorities and discretions.

33.1.3
Each of the Arrangers and the Lenders authorises the Security Agent to sign in its name and on its behalf (i) all Security Documents, (ii) any other document in connection with the Security Documents, at the time of execution or enforcement of the security created pursuant to the Security Documents and (iii) any document relating to the enforcement of the security created pursuant to the Security Agreement.

33.2
Duties of the Agent

33.2.1
The Agent shall promptly forward to a Party the original or a copy of any document which is delivered to the Agent for that Party by any other Party.

33.2.2
If the Agent receives notice from a Party referring to this Agreement, describing an Event of Default or a Potential Event of Default and stating that the circumstance described is an Event of Default or a Potential Event of Default, it shall promptly notify the Lenders.

33.2.3
The Agent shall promptly notify the Lenders of any Event of Default or a Potential Event of Default arising under Clause 23.1 (Failure to Pay).

        The Agent's duties under the Finance Documents are solely mechanical and administrative in nature.

33.3
Role of the Arrangers

        Except as specifically provided in the Finance Documents, the Arrangers have no obligations of any kind to any other Party under or in connection with any Finance Document.

33.4
Rendering of Account

        Neither the Agent nor the Arrangers shall be bound to account to any Lender for any sum or the profit element of any sum received by it for its own account.

33.5
Business with the Group

        The Agent and the Arrangers may accept deposits from, lend money to and generally engage in any kind of banking or other business with any member of the Group.

33.6
Rights and discretions of the Agent and the Security Agent

33.6.1
The Agent may rely on:

(a)
any representation, notice or document believed by it to be genuine, correct and appropriately authorised; and

    (b)
    any statement made by a director, authorised signatory or employee of any person regarding any matters which may reasonably be assumed to be within his knowledge or within his power to verify.

  33.6.2
  The Agent may assume (unless it has received notice to the contrary in its capacity as agent for the Lenders) that:

  (a)
  no Event of Default or a Potential Event of Default has occurred (unless it has actual knowledge of an Event of Default or a Potential Event of Default arising under Clause 23.1 (Failure to Pay);

  (b)
  any right, power, authority or discretion vested in any Party or the Majority Lenders has not been exercised; and

  (c)
  any notice or request made by Genesys S.A. (other than Notice of Drawdown) is made on behalf of and with the consent and knowledge of all the Obligors.

  33.6.3
  The Agent may engage, pay for and rely on the advice or services of any lawyers, accountants, surveyors or other experts.

  33.6.4
  The Agent may act in relation to the Finance Documents through its personnel and agents.

  33.6.5
  The Security Agent may (i) accept without inquiry any title which an Obligor may have to any asset intended to be the subject of the security created by the Security Documents and (ii) hold or deposit any title deeds, Security Documents or any other documents in connection with any of the assets charged by the Security Documents with any banker or banking company or any company whose business includes undertaking the safe custody of deeds or documents or with any lawyer or firm of lawyers and it shall not be responsible for or be required to insure against any loss incurred in connection with any such holding or deposit and it may pay all amounts required to be paid on account or in relation to any such deposit.

33.7
Majority Lenders' instructions

33.7.1
Unless a contrary indication appears in a Finance Document, the Agent shall (a) act in accordance with any instructions given to it by the Majority Lenders (or, if so instructed by the Majority Lenders, refrain from acting or exercising any right, power, authority or discretion vested in it as Agent) and (b) not be liable for any act (or omission) if it acts (or refrains from taking any action) in accordance with such an instruction of the Majority Lenders.

33.7.2
Unless a contrary indication appears in a Finance Document, any instructions given by the Majority Lenders will be binding on all the Lenders and the Arrangers.

33.7.3
The Agent may refrain from acting in accordance with the instructions of the Majority Lenders (or, if appropriate, the Lenders) until it has received such security as it may require for any cost, loss or liability (together with any associated VAT) which it may incur in complying with the instructions.

33.7.4
In the absence of instructions from the Majority Lenders, (or, if appropriate, the Lenders) the Agent may act (or refrain from taking action) as it considers to be in the best interest of the Lenders.

33.7.5
The Agent is not authorised to act on behalf of a Lender in any legal or arbitration proceedings relating to any Finance Document, without first obtaining that Lender's authority to act on its behalf in those proceedings.

33.8
Responsibility for documentation

        Neither the Agent nor the Arrangers:

  33.8.1
  are responsible for the adequacy, accuracy and/or completeness of any information (whether oral or written) supplied by the Agent, the Arrangers, an Obligor or any other person given in or in connection with any Finance Document; or

  33.8.2
  are responsible for the legality, validity, effectiveness, adequacy or enforceability of any Finance Document or any other agreement, arrangement or document entered into, made or executed in anticipation of or in connection with any Finance Document.

33.9
Exclusion of liability

33.9.1
Without limiting sub-clause 33.9.2 below, the Agent will not be liable for any action taken by it under or in connection with any Finance Document, unless directly caused by its gross negligence or wilful misconduct.

33.9.2
No Party (other than the Agent) may take any proceedings against any officer, employee or agent of the Agent in respect of any claim it might have against the Agent or in respect of any act or omission of any kind by that officer, employee or agent in relation to any Finance Document and any officer, employee or agent of the Agent may rely on this Clause.

33.9.3
The Agent will not be liable for any delay (or any related consequences) in crediting an account with an amount required under the Finance Documents to be paid by the Agent if the Agent has taken all necessary steps as soon as reasonably practicable to comply with the regulations or operating procedures of any recognised clearing or settlement system used by the Agent for that purpose.

33.9.4
Nothing in this Agreement shall oblige the Agent to carry out any "know your customer" or other checks in relation to any person on behalf of any Lender and each Lender confirms to the Agent that it is solely responsible for such checks it is required to carry out and that it may not rely on any statement in relation to such checks made by the Agent.

33.10
Lenders' indemnity to the Agent

        Each Lender shall (in proportion to its share of the Total Commitments or, if the Total Commitments are then zero, to its share of the Total Commitments immediately prior to their reduction to zero) indemnify the Agent, within three Business Days of demand, against any cost, loss or liability incurred by the Agent (otherwise than by reason of the Agent's gross negligence or wilful misconduct) in acting as Agent under the Finance Documents (unless the Agent has been reimbursed by an Obligor pursuant to a Finance Document).

33.11
Resignation of the Agent

33.11.1
The Agent may resign and appoint one of its affiliates (being the Agent's subsidiary or holding company) acting through an office in France as successor by giving notice to the Lenders and the Borrower.

33.11.2
Alternatively the Agent may resign by giving notice to the Lenders and the Borrower, in which case the Majority Lenders may appoint a successor Agent.

33.11.3
If the Majority Lenders have not appointed a successor Agent in accordance with sub-clause 33.11.2 above within 30 days after notice of resignation was given, the Agent (after consultation with the Borrower) may appoint a successor Agent.

  33.11.4
  The retiring Agent shall, at its own cost, make available to the successor Agent such documents and records and provide such assistance as the successor Agent may reasonably request for the purposes of performing its functions as Agent under the Finance Documents.

  33.11.5
  The Agent's resignation notice shall only take effect upon the appointment of a successor.

  33.11.6
  Upon the appointment of a successor, the retiring Agent shall be discharged from any further obligation in respect of the Finance Documents but shall remain entitled to the benefit of this Clause 33. Its successor and each of the other Parties shall have the same rights and obligations amongst themselves as they would have had if such successor had been an original Party.

  33.11.7
  After consultation with the Borrower, the Majority Lenders may, by notice to the Agent, require it to resign in accordance with sub-clause 33.11.2 above. In this event, the Agent shall resign in accordance with sub-clause 33.11.2 above.

33.12
Confidentiality

33.12.1
In acting as agent for the Finance Parties, the Agent shall be regarded as acting through its agency division which shall be treated as a separate entity from any other of its divisions or departments.

33.12.2
If information is received by another division or department of the Agent, it may be treated as confidential to that division or department and the Agent shall not be deemed to have notice of it.

33.12.3
Notwithstanding any other provision of any Finance Document to the contrary, neither the Agent nor the Arrangers are obliged to disclose to any other person (i) any confidential information or (ii) any other information if the disclosure would or might in its reasonable opinion constitute a breach of any law or a breach of a fiduciary duty.

33.13
Relationship with the Lenders

33.13.1
The Agent may treat each Lender as a Lender, entitled to payments under this Agreement and acting through its Facility Office unless it has received not less than five Business Days prior notice from that Lender to the contrary in accordance with the terms of this Agreement.

33.13.2
Each Lender shall supply the Agent with any information required by the Agent in order to calculate the Mandatory Cost in accordance with Schedule 8 (Mandatory Costs Formulae).

33.14
Credit appraisal by the Lenders

        Without affecting the responsibility of any Obligor for information supplied by it or on its behalf in connection with any Finance Document, each Lender confirms to the Agent and the Arrangers that it has been, and will continue to be, solely responsible for making its own independent appraisal and investigation of all risks arising under or in connection with any Finance Document including but not limited to:

  33.14.1
  the financial condition, status and nature of each member of the Group;

  33.14.2
  the legality, validity, effectiveness, adequacy or enforceability of any Finance Document and any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Finance Document;

  33.14.3
  whether that Lender has recourse, and the nature and extent of that recourse, against any Party or any of its respective assets under or in connection with any Finance Document, the transactions contemplated by the Finance Documents or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Finance Document; and

  33.14.4
  the adequacy, accuracy and/or completeness of the Information Memorandum and any other information provided by the Agent, any Party or by any other person under or in connection with any Finance Document, the transactions contemplated by the Finance Documents or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Finance Document.

34.    CHANGES TO THE LENDERS

34.1
Assignments and transfers by the Lenders

34.1.1
Subject to this Clause 34, a Lender (the "Existing Lender") may:

(a)
assign any of its rights; or

(b)
transfer any of its rights and obligations,

    to another bank or financial institution (the "New Lender").

  34.1.2
  Any Security attached to the rights assigned or the rights and obligations transferred to a New Lender shall be automatically transferred to the New Lender pro rata to the Commitments and Advances assigned or transferred.

34.2
Conditions of assignment or transfer

34.2.1
The consent of the Borrower is not required for an assignment or transfer by a Lender to another Lender or an affiliate of a Lender.

34.2.2
Any assignment or transfer to a New Lender shall be of a minimum amount of USD 2,000,000.

34.2.3
The consent of the Borrower is required for an assignment or transfer by a Lender to New Lender which is not a Lender or an affiliate of the Lender.

34.2.4
The consent of the Borrower to an assignment or transfer must not unreasonably be withheld or delayed. The Borrower will be deemed to have given its consent eight days after the Lender has requested it unless consent is expressly refused for valid reasons by the Borrower within that time.

34.2.5
The consent of the Borrower to an assignment or transfer must not be withheld solely because the assignment or transfer may result in an increase of the Mandatory Cost.

34.2.6
An assignment will only be effective as among the Finance Parties:

(a)
on receipt by the Agent of written confirmation from the New Lender (in form and substance satisfactory to the Agent) that the New Lender has become entitled to the same rights and will assume the same obligations to the other Finance Parties as it would have been under if it was a Lender listed in Schedule 1 (the Lenders); and

(b)
upon performance by the Agent of all necessary "know your customer" or other similar checks under all applicable laws and regulations in relation to such assignment to a New Lender, the completion of which the Agent shall promptly notify to the Existing Lender and the New Lender.

  34.2.7
  A transfer will only be effective if the procedure set out in Clause 34.5 (Procedure for transfer) is complied with.

  34.2.8
  If:

  (a)
  a Lender assigns or transfers any of its rights or obligations under the Finance Documents or changes its Facility Office; and

  (b)
  as a result of circumstances existing at the date the assignment, transfer or change occurs, an Obligor would be obliged to make a payment to the New Lender or Lender acting through its new Facility Office under Clause 14 (Tax Gross Up and Indemnities) or Clause 15 (Increased Costs),

    then the New Lender or Lender acting through its new Facility Office is only entitled to receive payment under those Clauses to the same extent as the Existing Lender or Lender acting through its previous Facility Office would have been if the assignment, transfer or change had not occurred.

34.3
Assignment or transfer fee

        The New Lender shall, on the date upon which an assignment or transfer takes effect, pay to the Agent (for its own account) a fee of USD 2,000.

34.4
Limitation of responsibility of Existing Lenders

34.4.1
Unless expressly agreed to the contrary, an Existing Lender makes no representation or warranty and assumes no responsibility to a New Lender for:

(a)
the legality, validity, effectiveness, adequacy or enforceability of the Finance Documents or any other documents;

(b)
the financial condition of any Obligor;

(c)
the performance and observance by any Obligor of its obligations under the Finance Documents or any other documents; or

(d)
the accuracy of any statements (whether written or oral) made in or in connection with any Finance Document or any other document,

    and any representations or warranties implied by law are excluded.

  34.4.2
  Each New Lender confirms to the Existing Lender and the other Finance Parties that it:

  (a)
  has made (and shall continue to make) its own independent investigation and assessment of the financial condition and affairs of each Obligor and its related entities in connection with its participation in this Agreement and has not relied exclusively on any information provided to it by the Existing Lender in connection with any Finance Document; and

  (b)
  will continue to make its own independent appraisal of the creditworthiness of each Obligor and its related entities whilst any amount is or may be outstanding under the Finance Documents or any Commitment is in force.

  34.4.3
  Nothing in any Finance Document obliges an Existing Lender to:

  (a)
  accept a re-transfer from a New Lender of any of the rights and obligations assigned or transferred under this Clause 34; or

  (b)
  support any losses directly or indirectly incurred by the New Lender by reason of the non-performance by any Obligor of its obligations under the Finance Documents or otherwise.

34.5
Procedure for transfer

34.5.1
A transfer of the right to payment of principal and interest with respect to any advance under the Finance Documents will be effective only if transferred through a book-entry reflected in the Register (as defined below).

34.5.2
The Borrower hereby appoints the Agent as its "Book-Entry Registrar" in respect of any advance under the Finance Documents and the Agent accepts its appointment hereunder. The "Book-Entry Registrar" shall maintain a book-entry registration system with respect to any advance under the Finance Documents (the "Register"). The Register will record the registered owners of any advance under the Finance Documents.

34.5.3
Subject to the conditions set out in Clause 34.2 (Conditions of assignment or transfer) a transfer is effected in accordance with sub-clause 34.5.5 below when the Agent executes, for acknowledgement, an otherwise duly completed Transfer Agreement delivered to it by the Existing Lender and the New Lender. The Agent shall, as soon as reasonably practicable (being a minimum of five Business Days) after receipt by it of a duly completed Transfer Agreement appearing on its face to comply with the terms of this Agreement and delivered in accordance with the terms of this Agreement, execute that Transfer Agreement.

34.5.4
The Agent shall only be obliged to execute a Transfer Certificate delivered to it by the Existing Lender and the New Lender once the Agent is satisfied that the New Lender has complied with all necessary "know your customer" or other similar checks under all applicable laws and regulations in relation to the transfer to such New Lender.

34.5.5
By virtue of the execution of a Transfer Agreement, as from the Transfer Date:

(a)
to the extent that in the Transfer Agreement the Existing Lender seeks to transfer its rights and obligations under the Finance Documents, the Existing Lender shall be discharged to the extent provided for in the Transfer Agreement from further obligations towards each of the Obligors and the other Finance Parties under the Finance Documents;

(b)
the rights and obligations of the Existing Lender with respect to the Obligors shall be transferred to the New Lender, to the extent provided for in the Transfer Agreement;

(c)
the Agent, the Arrangers, the New Lender and other Lenders shall have the same rights and obligations between themselves as they would have had, had the New Lender been an initial Lender listed in Schedule 1 with the rights and/or obligations to which it is entitled and subject as a result of the transfer and to that extent the Agent, the Arrangers and the Existing Lender shall each be released from further obligations to each other under this Agreement; and

    the New Lender shall become a Party as a "Lender".

34.6
Disclosure of information

        Each Lender agrees that it will not disclose, and that it will procure that its agents will not disclose (other than to its directors, officers, employees, auditors or counsel on a confidential basis) without the prior written approval of the Borrower, such approval not to be unreasonably withheld or delayed, any information with respect to any member of the Group which is furnished pursuant to or in connection with this Agreement, provided that any Lender may disclose such information (a) as has become generally available to the public, (b) as may be required by any fiscal, monetary, tax, governmental or other competent authority, (c) as may be required or appropriated by an order of a court of a competent jurisdiction whether in pursuance of any procedure for discovering documents or otherwise, (d) in order to comply with any law, order, regulation or filing applicable to such Bank, and (e) to any actual or potential assignee or transferee or to any person who may otherwise enter into contractual relations with a Lender in relation to this Agreement provided that such assignee or transferee or person shall enter into a confidentiality undertaking in the form set out in Schedule 7 (Form of LMA Confidentiality Undertaking).

34.7
Securitisation Transactions

        The Existing Lender shall be at liberty to assign, transfer, sub-participate or otherwise dispose (including by way of credit derivative or credit linked notes) of any of its rights or credit exposures under or in connection with this Agreement, directly or indirectly, to any form of securitisation vehicle (whether a company, fund, trust (fonds commun de créances or other entity) under or in connection with a CLO, CDO or any other form of securitisation, defeasance, synthetic securitisation or portfolio credit swap transaction. The provisions of Clauses 34.1 to 34.6 shall not apply to any such assignment, transfer, sub-participation or disposal.

34.8
Syndication Costs

        The Borrower and Genesys S.A. agree to pay any out-of-pocket expenses (including reasonable legal fees) incurred by the Agent and the Arrangers in the process of the original syndication of the Facilities under the Original Facilities Agreement.

35.    CHANGES TO THE OBLIGORS

35.1
Assignments and transfer by Obligors

        Neither the Borrower nor Genesys S.A. may assign any of its rights or transfer any of its rights or obligations under the Finance Documents.

35.2
Request for Additional Guarantor

35.2.1
To the extent legally possible upon instructions from the Majority Lenders, the Agent will request that any Material Subsidiary becomes an Additional Guarantor by delivering to the Borrower, Genesys S.A. and the proposed Additional Guarantor a notice duly executed by the Agent acting on instruction of Majority Lenders. Such Guarantor will provide the guarantee requested by the Agent which guarantee shall be given in a form and substance similar to the Guarantees issued at the date hereof and in accordance with Clause 22.10 (Security) within 15 Business Days upon receipt of such notice.

35.2.2
The accession of any Additional Guarantor to the Finance Documents is subject to compliance with sub-clause 20.7.3 ("Know your customer" checks).

35.2.3
A company, in respect of which the Agent has delivered such a request for Additional Guarantor, shall became an Additional Guarantor and assume all the rights, benefits and obligations of a Guarantor as a guarantor on the date on which the Agent notifies the Borrower, Genesys S.A. and the proposed Additional Guarantor that it has received, in form and substance satisfactory to it, all the documents and other evidence listed in Schedule 6 (Additional Conditions Precedent).

35.3
Resignation of a Guarantor

        Any Material Subsidiary which ceases to be a Material Subsidiary may cease to be an Additional Guarantor provided that:

  35.3.1
  there is no Event of Default or Potential Event of Default;

  35.3.2
  the resignation of a Guarantor would not affect the legality, validity or enforceability and value of any security contemplated by the Security Documents and the Guarantees;

  35.3.3
  that Guarantor shall deliver to the Agent a resignation notice;

  35.3.4
  the Security Agent is satisfied that such Guarantor is under no actual obligation under or pursuant to any Security Document and that an equivalent security is created by any other Additional Guarantor under the provisions of Clause 35.2 (Request for Additional Guarantor) if and when the Agent reasonably so requests, then, if all the conditions described above are satisfactory to the Security Agent at its sole discretion, such resignation notice will come into effect upon notification from the Security Agent acting on instruction of the Majority Lenders to that Guarantor.

36.    CALCULATIONS AND EVIDENCE OF DEBT

36.1
Basis of Accrual

        Any interest, commission or fees shall accrue from day to day and shall be calculated on the basis of a year of 360 days or, in any case where market practice differs, in accordance with market practice and the actual number of days elapsed.

36.2
Quotations

        If on any occasion a Reference Bank or Lender fails to supply the Agent with a quotation required of it under the foregoing provisions of this Agreement, the rate for which such quotation was required shall be determined from those quotations which are supplied to the Agent, provided that, in relation to determining LIBOR, this Clause 36.2 shall not apply if only one Reference Bank supplies a quotation.

36.3
Evidence of Debt

        Each Lender shall maintain in accordance with its usual practice accounts evidencing the amounts from time to time lent by and owing to it hereunder.

36.4
Control Accounts

        The Agent shall maintain on its books a control account or accounts in which shall be recorded:

  36.4.1
  the amount of any Advance or any Unpaid Sum;

  36.4.2
  the amount of all principal, interest and other sums due or to become due from an Obligor and each Lender's share therein; and

  36.4.3
  the amount of any sum received or recovered by the Agent hereunder and each Lender's share therein.

36.5
Prima Facie Evidence

        In any legal action or proceeding arising out of or in connection with this Agreement, the entries made in the accounts maintained pursuant to Clause 36.3 (Evidence of Debt) and Clause 36.4 (Control Accounts) shall, in the absence of manifest error, be prima facie evidence of the existence and amounts of the specified obligations of the Obligors.

36.6
Certificates of Lenders

        A certificate of a Lender to the Agent as to:

  36.6.1
  the amount by which a sum payable to it hereunder is to be increased under Clause 14.2 (Tax gross-up);

  36.6.2
  the amount for the time being required to indemnify it against any such cost, payment or liability as is mentioned in Clause 14.3 (Tax indemnity) or Clause 15.1 (Increased costs);

  36.6.3
  the amount of any credit, relief, remission or repayment; or

  36.6.4
  the amount of any cost, payment or liability referred to in Clause 28 (Other Indemnities),

shall, in the absence of manifest error and provided supporting and explanatory information is contained therein or attached thereto, be prima facie evidence of the existence and amounts of the specified obligations of the Obligors.

36.7
Agent's Certificates

        A certificate of the Agent as to the amount at any time due from the Borrower or Genesys S.A. hereunder or the amount which, but for any of the obligations of the Borrower or Genesys S.A. hereunder being or becoming void, voidable, unenforceable or ineffective, at any time would have been due from the Borrower or Genesys S.A. hereunder shall, in the absence of manifest error, be conclusive evidence for the matters to which it relates.

37.    REMEDIES AND WAIVERS, PARTIAL INVALIDITY

37.1
Remedies and Waivers

        No failure to exercise, nor any delay in exercising, on the part of any Finance Party, any right or remedy under any Finance Document shall operate as a waiver thereof, nor shall any single or partial exercise of any right or remedy prevent any further or other exercise thereof or the exercise of any other right or remedy. The rights and remedies provided herein and in the Finance Documents are cumulative and not exclusive of any rights or remedies provided by law.

37.2
Partial Invalidity

        If, at any time, any provision of the Finance Documents is or becomes illegal, invalid or unenforceable in any respect under the law of any jurisdiction, neither the legality, validity or enforceability of the remaining provisions thereof nor the legality, validity or enforceability of such provision under the law of any other jurisdiction shall in any way be affected or impaired thereby.

38.    NOTICES

38.1
Communications in Writing

        Each communication to be made under the Finance Documents shall be made in writing and, unless otherwise stated, shall be made by fax or letter.

38.2
Addresses

        Any communication or document to be made or delivered pursuant to the Finance Documents shall (unless the recipient of such communication or document has, by fifteen days' written notice to the Agent, specified another address or fax number) be made or delivered to the address or fax number:

  38.2.1
  in the case of the Obligors, identified with its name below;

  38.2.2
  in the case of the Security Agent and the Agent:

      BNP Paribas
      To the attention of: Sergio Collavini
      37, place du Marché Saint-Honoré
      75031 Paris Cedex 01
      Tel: 00.33.1.42.98.75.50
      Fax: 00.33.1.42.98.43.17.

  38.2.3
  in the case of each Lender and the Arrangers, notified in writing to the Agent prior to the date hereof (or, in the case of a New Lender, at the end of the Transfer Agreement to which it is a party as New Lender); and

  38.2.4
  in the case of each acceding Obligor, in the relevant Accession Memorandum.

38.3
Delivery

        Any communication or document to be made or delivered by one person to another pursuant to the Finance Documents shall:

  38.3.1
  if by way of fax, be deemed to have been received when transmission has been completed; and

  38.3.2
  if by way of letter, deemed to have been delivered when left at that address or, as the case may be, ten days after being deposited in the post postage prepaid in an envelope addressed to it at that address, provided that any communication or document to be made or delivered to the Agent or Security Agent shall be effective only when received by its agency division and then only if the same is expressly marked for the attention of the department or officer identified with the Agent's or, as the case may be, Security Agent's signature below (or such other department or officer as the Agent or, as the case may be, the Security Agent shall from time to time specify for this purpose).

38.4
English Language

        Each communication and document made or delivered by one party to another pursuant to the Finance Documents shall be in the English language or accompanied by a translation thereof into English.

38.5
Notification of Changes

        Promptly upon receipt of notification of a change of address or fax number pursuant to Clause 38.3 (Delivery) the Agent shall notify the other parties hereto of such change.

38.6
Deemed Receipt by the Obligors

        Any communication or document made or delivered to the Borrower or Genesys S.A. in accordance with Clause 38.3 (Delivery) shall be deemed to have been made or delivered to each of the Obligors.

38.7
USA Patriot Act

        Each Lender hereby notifies each Obligor that pursuant to the requirements of the USA Patriot Act, such Lender is required to obtain, verify and record information that identifies such Obligor, which information includes the name and address of such Obligor and other information that will allow such Lender to identify such Obligor in accordance with the USA Patriot Act.

39.    COUNTERPARTS

        This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

40.    AMENDMENTS

40.1
Amendments

        The Agent, if it has the prior consent of the Majority Lenders, and the Obligors may from time to time agree in writing to amend the Finance Documents or to waive, prospectively or retrospectively, any of the requirements of the Finance Document and any amendments or waivers so agreed shall be binding on all the Finance Parties, provided that no such waiver or amendment shall subject any Finance Party hereto to any new or additional obligations without the consent of such Finance Party.

40.2
Amendments Requiring the Consent of all the Lenders

        An amendment or waiver which relates to:

  40.2.1
  Clause 32 (Sharing) or this Clause 40;

  40.2.2
  a change in the principal amount of or currency of any Advance, or deferral of any Term Repayment Date or Repayment Date or Final Maturity Date or Revolving Termination Date;

  40.2.3
  a change in the Margin, the commitment commission, the amount or currency of any payment of interest, fees or any other amount payable hereunder to any Finance Party or deferral of the date for payment thereof;

  40.2.4
  the definition of Event of Default or Majority Lenders;

  40.2.5
  any amendment of a Security Document; or

  40.2.6
  any provision which by its terms expressly contemplates the need for the consent or approval of all the Lenders,

shall not be made without the prior consent of all the Lenders. For the avoidance of doubt, any amendment to Clause 12 (Mandatory Prepayment) requires only the prior consent of the Majority Lenders.

40.3
Exceptions

        Notwithstanding any other provisions hereof, neither the Agent nor the Security Agent shall be obliged to agree to any such amendment or waiver if the same would:

  40.3.1
  (in respect of the Agent or Security Agent) amend or waive this Clause 40, Clause 25 (Costs and Expenses) or Clause 33 (Role of the Agent, the Security Agent and the Arrangers); or

  40.3.2
  otherwise amend or waive any of the Agent's or the Security Agent's rights hereunder or subject the Agent, the Security Agent or the Arrangers to any additional obligations hereunder or under the other Finance Documents.

40.4
Amendment to correct Manifest Error

        The Agent may agree with the Borrower and Genesys S.A. (acting on behalf of each of the Obligors) any amendment to or the modification of the provisions of any of the Finance Documents or any schedule thereto, which is necessary to correct a manifest error.

41.    GOVERNING LAW

        This Agreement and all matters arising from or connected with it are governed by French law.

42.    JURISDICTION

42.1
Paris Courts

        The Tribunal de commerce of Paris has non-exclusive jurisdiction to settle any dispute (a "Dispute") arising out of or in connection with this Agreement (including a dispute regarding the existence, validity or termination of this Agreement or the consequences of its nullity).

42.2
Convenient Forum

        The parties agree that the Tribunal de commerce of Paris is the most appropriate and convenient court to settle Disputes between them and, accordingly, that they will not argue to the contrary.

Schedule 1

The Lenders

Lender	Term A Commitment	Term B Commitment	Revolving Commitment
	USD	USD	USD
Banc of America Securities Limited	2,274,823	17,075,453	3,194,978
Merrill Lynch Capital Markets Bank Limited	698,893	5,789,427	981,592
Morgan Stanley Bank International Limited	586,284	4,856,604	823,430
Quadrangle Master Funding Ltd	—	1,768,516	—

Total	3,560,000	29,490,000	5,000,000

Schedule 2

Form of Transfer Agreement

        This Transfer Agreement is made on [    •    ]

BETWEEN:

(1)
[    •    ] (the "Existing Lender")

AND:

(2)
[    •    ] (the "New Lender")

WHEREAS

(A)
The Existing Lender has entered into senior term loan facilities in an aggregate amount equal to USD 33,050,000, and a revolving loan facility in an aggregate amount equal to USD 5,000,000 under an amended and restated facility agreement dated 27 January 2006, between the Borrower, Genesys S.A., the Lenders listed in Schedule 1 to that facility agreement, BNP Paribas, CIBC World Markets PLC and Fortis Bank N.V./S.A. acting as Arrangers, and BNP Paribas acting as Agent of the Lenders (the "Facility Agreement").

(B)
The Existing Lender wishes to transfer and the New Lender wishes to acquire [all] of the Existing Lender's Commitment, rights and obligations referred to in Schedule A to this Transfer Agreement.

(C)
Terms defined in the Facility Agreement have the same meaning when used in this Transfer Agreement.

IT IS AGREED AS FOLLOWS:

1.
The Existing Lender and the New Lender agree to the transfer (cession) of [all] of the Existing Lender's Commitment, rights and obligations referred to in Schedule A to this Transfer Agreement in accordance with Clause 34 of the Facility Agreement (Changes to the Lenders).

2.
The proposed Transfer Date is [    •    ].

3.
The Facility Office and address, fax number and attention details for notices of the New Lender for the purposes of Clause 38.2 of the Facility Agreement (Addresses) are set out in Schedule A to this Transfer Agreement.

4.
The New Lender confirms to the other Finance Parties represented by the Agent that it will assume the same obligations to those Parties as it would have been under if it was an initial Lender listed in Schedule 1.

5.
The Existing Lender and the New Lender agree that any amounts to be paid by the Agent after the Transfer Date will be paid to the New Lender.

6.
This Transfer Agreement is governed by French law. The Tribunal of Commerce of Paris shall have jurisdiction in relation to any dispute concerning it.

SCHEDULE A

1.
Existing Lender:

2.
New Lender:

3.
Transfer Date:

4.
Existing Lender's Participation in the Term Facilities:

(a)
Existing Lender's Term A Commitment        Portion Transferred

(b)
Existing Lender's Term B Commitment        Portion Transferred

5.
Term Advances:

(a)
Term A Advances

  Amount of Existing Lender's Participation        Interest Period        Portion Transferred

  (b)
  Term B Advances

  Amount of Existing Lender's Participation        Interest Period        Portion Transferred

6.
Existing Lender's Participation in the Revolving Facility:

  Existing Lender's Revolving Commitment                Portion Transferred

7.
[Each New Lender which is or will be a Hedge Counterparty, by executing this Transfer Agreement, undertakes and agrees to be bound by the terms of Clause 22.30 (Hedging) of the Credit Agreement as a Hedge Counterparty and further agrees to procure that, if any of its affiliates becomes a Hedge Counterparty, such affiliate shall accede to the Credit Agreement and agree in writing to undertake and be bound by Clause 22.30 (Hedging) of the Credit Agreement.]

[Existing Lender]	[New Lender]
By:	By:
Date:	Date:
Administrative Details of New Lender
Facility Office:
Address:
Fax:
Telephone:
Contact Name:
Notice Details:
Address:
Fax:
Telephone:
Contact Name:
Account for Payments in dollars:
Address:

Fax:
Telephone:
Contact Name

Schedule 3

CONDITIONS PRECEDENT

A.    Corporate Documents

1.
In relation to any Obligor:

(a)
a certificate of incorporation for each Obligor incorporated outside France and a K-bis extract for each Obligor incorporated in France, not more than one month old;

(b)
copies, certified by an Authorised Signatory of each Obligor as being true, complete and up to date, of the constitutional documents of such Obligor;

(c)
a copy of a good standing certificate (including verification of tax status) with respect to the Borrower, issued as of a recent date by the Secretary of State or other appropriate official of the Borrower's jurisdiction of organisation;

(d)
copies or extracts, certified by an Authorised Signatory of each Obligor and each Group member granting a Security as being true, complete and up to date and in full force and effect and confirming the same have not been superseded, of the resolutions by the board of directors of such Obligor authorising (to the extent required by law or by the constitutional documents of such Obligor or Group member) the execution, delivery and performance of the Finance Documents to which such Obligor or Group member is a party and approving the terms and conditions thereof in accordance inter alia with Article L.225-35 of the French Code de commerce and authorising a person or persons to sign each Finance Document and any documents to be delivered by such Obligor pursuant thereto (including, for the avoidance of doubt, a board resolution of Genesys S.A. approving the execution, delivery and performance of that certain amended and restated guarantee dated as of the date hereof by Genesys S.A.);

(e)
evidence that the signatory of each Finance Document on behalf of an Obligor is an Authorised Signatory of such Obligor; and

(f)
a certificate of each of the Borrower and Genesys S.A. (signed by a director/other authorised signatory) confirming that borrowing or guaranteeing, as appropriate, the Total Commitments would not cause any borrowing, guaranteeing or similar limit binding on it to be exceeded as of the Effective Date.

2.
In relation to Genesys Conferencing Ltd, a copy of the memorandum and articles of association, certified as true and up to date.

3.
The Group Structure Chart.

4.
To the extent not delivered under A1 or A2, the constitutional documents of each Group member whose shares are subject to a Security or which grant a Security.

B.    Accounts and Reports

1.
A copy, certified a true copy by an Authorised Signatory of the Borrower or Genesys S.A. (as applicable), of the audited financial statements of each of the Borrower and Genesys S.A. for the year ended 31 December 2004.

2.
A copy, certified a true copy by an Authorised Signatory of the Borrower or Genesys S.A. (as applicable), of the unaudited quarterly statements (comprising sales, gross margin, EBIT and EBITDA) of each of the Borrower and Genesys S.A. for the period ended 30 September 2005.

3.
Evidence that the Consolidated Cash of the Group at the Effective Date is on a pro forma basis at least USD 3,000,000 assuming the following:

(a)
any intra-Group loans are entered into; and

(b)
all payments to be made on the Effective Date are made.

4.
Evidence on the Effective Date that the consolidated Financial Indebtedness of the Group is not more than (i) USD 38,050,000 drawn under the Facilities plus (ii) USD 5,000,000.

5.
Evidence that the consolidated shareholders' equity for the Group at the Effective Date is at least USD 35,000,000.

C.    Other Financing Documents

1.
Evidence that the intra-Group loans made (or to be made or subsisting on the Effective Date) between Genesys S.A. and the Borrower exist and are subordinated as required by the terms of the Agreement, including, without limitation, Clause 22.33 (Intra-Group Loans).

2.
The Set-Off Agreement duly executed and delivered by Genesys S.A., the Borrower, and any other parties thereto in form and substance satisfactory to the Lenders.

3.
In accordance with the Set-Off Agreement and prior to any payment of the purchase price for Backstop Shares to be made by set off (compensation de créances), Genesys S.A. shall have assumed such debt obligations (including principal, interest and other amounts) of the Borrower owed to the Lenders under the Original Facilities Agreement or taken such other actions as may be necessary to allow set off (compensation de créances) as the Lenders shall have requested. Genesys S.A. shall have agreed that at the time of such payment by set off (compensation de créances) the relevant debt obligations were due and payable.

D.    Security, Guarantee and Priority Documents

1.
The Security Documents duly executed and delivered by the relevant Obligors granting, evidencing or pursuant to which the security has been granted and is enforceable, and particularly:

(a)
that certain amended and restated guarantee signed on the date hereof by Genesys S.A.;

(b)
that certain amended and restated security agreement signed on the date hereof between GCI as pledgor and the Security Agent as beneficiary with respect to the assets of the Borrower;

(c)
that certain confirmation deed signed on the date hereof related to the stock pledge over the shares of Genesys Conferencing Ltd. by Genesys S.A. in favour of the Security Agent; and

(d)
that certain amended and restated stock pledge signed on the date hereof over the shares of Genesys Conferencing AB by Genesys S.A. in favour of the Security Agent.

2.
Share certificates in relation to the shares in Group members which have been pledged and are evidenced by share certificates (i.e. share certificates of Genesys Conferencing AB, Genesys Conferencing, Inc. and Genesys Conferencing Ltd.).

3.
Stock transfer form signed by Genesys Conferencing Ltd.

4.
Copy of the register of members of Genesys Conferencing Ltd. and the share registry of Genesys Conferencing AB.

E.    Permitted Capital Increase

1.
Evidence that the Permitted Capital Increase has been fully subscribed and paid in.

2.
Evidence that the proceeds from the Permitted Capital Increase have been applied to the prepayment in full and cancellation of the Term A2 Facility and the Revolving 2 Facility (each as defined in the Original Facilities Agreement).

3.
Evidence that the proceeds from the Permitted Capital Increase have been applied to the voluntary prepayment in part and cancellation of the Term A1 Facility and the Revolving 1 Facility (each as defined in the Original Facilities Agreement) to reduce the above-referenced Facilities to an amount no greater than USD 3,560,000 and USD 5,000,000, respectively.

4.
Evidence that the Borrower and Genesys S.A. have paid all fees and expenses, including all legal fees and advisory fees, incurred by the Finance Parties in connection with the Permitted Capital Increase.

F.     Legal Opinions

1.
Legal Opinions, dated the Execution Date, of:

(i)
Clifford Chance, Paris, the Agent's counsel;

(ii)
Cleary Gottlieb Steen and Hamilton LLP, Genesys S.A.'s counsel;

(iii)
Clifford Chance US LLP, the Agent's New York counsel;

(iv)
Cleary Gottlieb Steen and Hamilton LLP, the Borrower's Delaware counsel;

(v)
Richards, Layton & Finger, the Borrower's Delaware special counsel;

(vi)
Clifford Chance, London, Agent's counsel; and

(vii)
Advokatfirman Vinge, Sweden, the Agent's counsel;

  in each case in form and substance satisfactory to the Agent.

G.    Miscellaneous

1.
A list of Genesys S.A. confirming which companies within the Group are Material Subsidiaries.

2.
A certificate of duly authorised officers of the Borrower and Genesys S.A. confirming that there is no Event of Default or Potential Event of Default.

3.
Evidence that the fees required to be paid by Genesys S.A. pursuant to Clause 24.2 (Amendment Fee) have been paid.

4.
Evidence that the Borrower and Genesys S.A. have paid all other fees and expenses, including all legal fees and advisory fees, incurred by the Finance Parties in connection with the amendment and restatement of the Original Facilities Agreement.

  For the purposes of Schedule 3 "evidence" means (a) a written opinion, a certificate or a written attestation by the auditors, counsel or Authorised Signatory of the Borrower or Genesys S.A., as applicable, or (b) such other evidence satisfactory to the Lenders.

Schedule 4A

NOTICE OF DRAWDOWN

From: Genesys Conferencing, Inc.

To: [Insert name of Agent]

Dated:

Dear Sirs,

1.
We refer to the amended and restated facility agreement (the "Credit Agreement") dated 27 January 2006 and made between, inter alios, Genesys Conferencing, Inc. as borrower, Genesys S.A. as a guarantor, BNP Paribas as agent and security agent and the financial institutions named therein as Lenders. Terms defined in the Credit Agreement shall have the same meaning in this notice.

2.
This notice is irrevocable.

3.
We hereby give you notice that, pursuant to the Credit Agreement, we wish the Lenders to make a Revolving Advance as follows:

(a)
Borrower: Genesys Conferencing, Inc.

(b)
[principal]/[face] amount:

(c)
Utilisation Date:

(d)
[Interest Period]/[Term]:

(e)
[Repayment Date]:

4.
We confirm that, at the date hereof, the Repeated Representations are true and no Event of Default [or Potential Event of Default] is continuing.

5.
The proceeds of this drawdown should be credited to [insert account details].

Yours faithfully

Authorised Signatory for and on behalf of Genesys Conferencing, Inc.

4 B

Selection Notice

From: Genesys Conferencing, Inc.

To: [Insert name of Agent]

Dated:

Dear Sirs,

1.
We refer to the amended and restated facility agreement (the "Credit Agreement") dated 27 January 2006 and made between, inter alios, Genesys Conferencing, Inc. as borrower, Genesys S.A. as a guarantor, BNP Paribas as agent and security agent and the financial institutions named therein as Lenders. Terms defined in the Credit Agreement shall have the same meaning in this notice.

2.
We particularly refer to the Term Advance drawn on [relevant Utilisation Date] with an Interest Period ending on [...].

3.
We hereby request that the next Interest Period for the above Term Advance is [...].

4.
We confirm that, at the date hereof, the Repeated Representations are true and no Event of Default or Potential Event of Default is continuing.

5.
This notice is irrevocable.

Yours faithfully

Authorised Signatory for and on behalf of Genesys Conferencing, Inc.

Schedule 5

FORM OF COMPLIANCE CERTIFICATE

        To: [Insert name of Agent]

Date:

Dear Sirs,

1.
We refer to the amended and restated facility agreement (the "Credit Agreement") dated 27 January 2006 and made between, inter alios, Genesys Conferencing, Inc. as borrower, Genesys S.A. as a guarantor, BNP Paribas as agent and security agent, the financial institutions defined therein as Lenders and others.

2.
Terms defined in the Credit Agreement shall bear the same meaning herein.

3.
We confirm that:

4.
[to be given by Auditors: we are independent auditors in respect of Genesys S.A. and attached hereto is a copy of Genesys S.A.'s annual consolidated audited financial statements in respect of which we have issued our audit report.]

5.
[to be given by Auditors: we are independent auditors in respect of Genesys S.A. and attached hereto is a copy of Genesys S.A.'s semi-annual consolidated unaudited financial statements in respect of which we have completed a limited review in accordance with our professional rules (it being understood that such limited review does not constitute an audit, [insert other customary disclaimers as auditors may deem fit].]

6.
[to be given by Genesys S.A.: we confirm that the following companies constitute Material Subsidiaries for the purposes of the Credit Agreement: [    •    ].]

7.
[to be given by Genesys S.A.: we confirm that the aggregate tangible net worth of the Guarantors (in each case calculated on an unconsolidated basis and excluding all intra-Group items and investments in subsidiaries of any member of the Group) exceeds [    •    ]% of the Total Assets of the Group.]

8.
[to be given by the Borrower: we confirm that no Event of Default or Potential Event of Default was continuing unremedied or unwaived on [    •    ] [other than [    •    ]].]

9.
[to be given by the Borrower: we confirm that the Repeated Representations were true in all material respects on [specify year end or quarter end date to which certificate relates] [other than [    •    ]].]

10.
A detailed calculation of any amounts due pursuant to Clause 12 (Mandatory Prepayment).

Signed:
	Director of [Insert name of Genesys S.A.]	Director of [Insert name of Genesys S.A.]
or
for and on behalf of [name of auditors of Genesys S.A.]

Schedule 6

ADDITIONAL CONDITIONS PRECEDENT

1.
A copy, certified as at the date of the Guarantee a true and up-to-date copy by an Authorised Signatory of the Additional Guarantor, of the constitutional documents of such proposed Additional Guarantor.

2.
A certificate of incorporation for the Additional Guarantor and a K-bis extract for any French Additional Guarantor no more than one month old.

3.
A copy of a good standing certificate (including verification of tax status) with respect to each Additional Guarantor organised in the United States, issued as of a recent date by the Secretary of State or other appropriate official of such Additional Guarantor's jurisdiction of incorporation or organisation.

4.
To the extent required by law or the applicable constitutional documents of the Guarantor, a certified copy or extract of any board resolution of such Additional Guarantor approving the execution and delivery of a Guarantee the performance of its obligations as guarantor and authorising a named person or persons to sign such a Guarantee, any other Finance Document and any other documents to be delivered by such Additional Guarantor pursuant thereto.

5.
A certificate of an Authorised Signatory of the Additional Guarantor setting out the names and signatures of the person or persons authorised to sign, on behalf of such proposed Additional Guarantor, the Guarantee, any other Finance Documents and any other documents to be delivered by such Additional Guarantor pursuant thereto.

6.
A certificate of the Additional Guarantor (signed by a director/other authorised signatory) confirming that guaranteeing the Total Commitments would not cause any guaranteeing or similar limit binding on it to be exceeded.

7.
A copy of the Guarantee duly signed by the proposed Additional Guarantor in form and substance satisfactory to the Security Agent.

8.
A copy, certified a true copy by an Authorised Signatory of the Additional Guarantor, of its latest financial statements.

9.
If the Additional Guarantor is incorporated in a jurisdiction other than France, an opinion of the Lenders' local counsel in the relevant jurisdiction in form and substance satisfactory to the Agent.

10.
An opinion of Clifford Chance, counsel to the Agent, in form and substance satisfactory to the Security Agent.

11.
An opinion of in-house counsel to the Borrower and Genesys S.A. in form and substance satisfactory to the Security Agent.

Schedule 7

FORM OF LMA CONFIDENTIALITY UNDERTAKING

[Letterhead of Seller/Seller's agent/broker]

To:
[insert name of Potential Purchaser/Purchaser's agent/broker]

Re: The Agreement
Borrower: Genesys Conferencing, Inc. Date: Amount: Agent: BNP Paribas

Dear Sirs

We understand that you are considering [acquiring](1)/[arranging the acquisition of](2) an interest in the Agreement (the "Acquisition"). In consideration of us agreeing to make available to you certain information, by your signature of a copy of this letter you agree as follows:

(1)
delete if addressee is acting as broker or agent.

(2)
delete if addressee is acting as principal.

1.
Confidentiality Undertaking: You undertake (a) to keep the Confidential Information confidential and not to disclose it to anyone except as provided for by paragraph 2 below and to ensure that the Confidential Information is protected with security measures and a degree of care that would apply to your own confidential information, (b) to use the Confidential Information only for the Permitted Purpose, (c) to use all reasonable endeavours to ensure that any person to whom you pass any Confidential Information (unless disclosed under paragraph 2[(c)/(d)](3) below) acknowledges and complies with the provisions of this letter as if that person were also a party to it, and (d) not to make enquiries of any member of the Group or any of their officers, directors, employees or professional advisers relating directly or indirectly to the Acquisition.

(3)
delete as applicable.

2.
Permitted Disclosure: We agree that you may disclose Confidential Information:

(a)
to members of the Purchaser Group and their officers, directors, employees and professional advisers to the extent necessary for the Permitted Purpose and to any auditors of members of the Purchaser Group;

(b)
[subject to the requirements of the Agreement, in accordance with the Permitted Purpose so long as any prospective purchaser has delivered a letter to you in equivalent form to this letter;]

(c)
[(b/c)](4) subject to the requirements of the Agreement, to any person to (or through) whom you assign or transfer (or may potentially assign or transfer) all or any of the rights, benefits and obligations which you may acquire under the Agreement or with (or through) whom you enter into (or may potentially enter into) any sub-participation in relation to, or any other transaction under which payments are to be made by reference to, the Agreement or the

    Borrower or any member of the Group in each case so long as that person has delivered a letter to you in equivalent form to this letter; and

(4)
delete as applicable.

(d)
[(c/d)](5) (i) where requested or required by any court of competent jurisdiction or any competent judicial, governmental, supervisory or regulatory body, (ii) where required by the rules of any stock exchange on which the shares or other securities of any member of the Purchaser Group are listed or (iii) where required by the laws or regulations of any country with jurisdiction over the affairs of any member of the Purchaser Group.

(5)
delete as applicable.

3.
Notification of Required or Unauthorised Disclosure: You agree (to the extent permitted by law) to inform us of the full circumstances of any disclosure under paragraph 2[(c)/(d)](6) or upon becoming aware that Confidential Information has been disclosed in breach of this letter.

(6)
delete as applicable.

4.
Return of Copies: If we so request in writing, you shall return all Confidential Information supplied to you by us and destroy or permanently erase all copies of Confidential Information made by you and use all reasonable endeavours to ensure that anyone to whom you have supplied any Confidential Information destroys or permanently erases such Confidential Information and any copies made by them, in each case save to the extent that you or the recipients are required to retain any such Confidential Information by any applicable law, rule or regulation or by any competent judicial, governmental, supervisory or regulatory body or in accordance with internal policy, or where the Confidential Information has been disclosed under paragraph 2[(c)/(d)](7) above.

(7)
delete as applicable.

5.
Continuing Obligations: The obligations in this letter are continuing and, in particular, shall survive the termination of any discussions or negotiations between you and us. Notwithstanding the previous sentence, the obligations in this letter shall cease (a) if you become a party to or otherwise acquire (by assignment or sub-participation) an interest, direct or indirect, in the Agreement or (b) twelve months after you have returned all Confidential Information supplied to you by us and destroyed or permanently erased all copies of Confidential Information made by you (other than any such Confidential Information or copies which have been disclosed under paragraph 2 above (other than sub-paragraph 2(a)) or which, pursuant to paragraph 4 above, are not required to be returned or destroyed).

6.
No Representation; Consequences of Breach, etc.: You acknowledge and agree that:

(a)
neither we [nor our principal](8), nor any member of the Group nor any of our or their respective officers, employees or advisers (each a "Relevant Person") (i) make any representation or warranty, express or implied, as to, or assume any responsibility for, the accuracy, reliability or completeness of any of the Confidential Information or any other information supplied by us or the assumptions on which it is based or (ii) shall be under any obligation to update or correct any inaccuracy in the Confidential Information or any other information supplied by us or be otherwise liable to you or any other person in respect to the Confidential Information or any such information; and

(8)
delete if letter is sent out by the Seller rather than the Seller's broker or agent.

  (b)
  we [or our principal](9) or members of the Group may be irreparably harmed by the breach of the terms hereof and damages may not be an adequate remedy; each Relevant Person may be granted an injunction or specific performance for any threatened or actual breach of the provisions of this letter by you.

(9)
delete if letter is sent out by the Seller rather than the Seller's broker or agent.

7.
No Waiver; Amendments, etc.: This letter sets out the full extent of your obligations of confidentiality owed to us in relation to the information the subject of this letter. No failure or delay in exercising any right, power or privilege hereunder will operate as a waiver thereof nor will any single or partial exercise of any right, power or privilege preclude any further exercise thereof or the exercise of any other right, power or privileges hereunder. The terms of this letter and your obligations hereunder may only be amended or modified by written agreement between us.

8.
Inside Information: You acknowledge that some or all of the Confidential Information is or may be price-sensitive information and that the use of such information may be regulated or prohibited by applicable legislation relating to insider dealing and you undertake not to use any Confidential Information for any unlawful purpose.

9.
Nature of Undertakings: The undertakings given by you under this letter are given to us and (without implying any fiduciary obligations on our part) are also given for the benefit of the Borrower and each other member of the Group.

10.
Third Party Rights:

(a)
Subject to this paragraph 10 and to paragraphs 6 and 9, a person who is not a party to this letter has no right to enforce or to enjoy the benefit of any term of this letter.

(b)
The Relevant Persons may enjoy the benefit of the terms of paragraphs 6 and 9 subject to and in accordance with this paragraph 10.

(c)
The parties to this letter do not require the consent of the Relevant Persons to rescind or vary this letter at any time.

11.
Governing Law and Jurisdiction:

(a)
This letter (including the agreement constituted by your acknowledgement of its terms) is governed by French law.

(b)
The parties submit to the non-exclusive jurisdiction of the Tribunal de Commerce de Paris.

12.
Definitions: In this letter (including the acknowledgement set out below) terms defined in the Agreement shall, unless the context otherwise requires, have the same meaning and:

        "Confidential Information" means any information relating to the Borrower, the Group, the Agreement and/or the Acquisition provided to you by us or any of our affiliates or advisers, in whatever form, and includes information given orally and any document, electronic file or any other way of representing or recording information which contains or is derived or copied from such information but excludes information that (a) is or becomes public knowledge other than as a direct or indirect result of any breach of this letter or (b) is known by you before the date the information is disclosed to you by us or any of our affiliates or advisers or is lawfully obtained by you thereafter, other than from a source which is connected with the Group and which, in either case, as far as you are aware, has not been obtained in violation of, and is not otherwise subject to, any obligation of confidentiality;

        "Group" has the meaning given to such term in the Agreement;

        "Permitted Purpose" means [subject to the terms of this letter, passing on information to a prospective purchaser for the purpose of] considering and evaluating whether to enter into the Acquisition; and

        "Purchaser Group" means you, each of your holding companies and subsidiaries and each subsidiary of each of your holding companies (where each of the terms "holding company" and "subsidiary" have the meaning given thereto in the Agreement).

Please acknowledge your agreement to the above by signing and returning the enclosed copy.

Yours faithfully

For and on behalf of
[Seller/Seller's agent/broker]
To:	[Seller]
[Seller's agent/broker]
The Borrower and each other member of the Group
We acknowledge and agree to the above:

For and on behalf of
[Potential Purchaser/Purchaser's agent/broker]

Schedule 8

MANDATORY COSTS FORMULAE

1.
The Mandatory Cost is an addition to the interest rate to compensate Lenders for the cost of compliance with (a) the requirements of the Bank of England and/or the Financial Services Authority (or, in either case, any other authority which replaces all or any of its functions) or (b) the requirements of the European Central Bank.

2.
On the first day of each Interest Period (or as soon as possible thereafter) the Agent shall calculate, as a percentage rate, a rate (the "Additional Cost Rate") for each Lender, in accordance with the paragraphs set out below. The Mandatory Cost will be calculated by the Agent as a weighted average of the Lenders' Additional Cost Rates (weighted in proportion to the percentage participation of each Lender in the relevant Loan) and will be expressed as a percentage rate per annum.

3.
The Additional Cost Rate for any Lender lending from a Facility Office in a Participating Member State will be the percentage notified by that Lender to the Agent. This percentage will be certified by that Lender in its notice to the Agent to be its reasonable determination of the cost (expressed as a percentage of that Lender's participation in all Loans made from that Facility Office) of complying with the minimum reserve requirements of the European Central Bank in respect of loans made from that Facility Office.

4.
The Additional Cost Rate for any Lender lending from a Facility Office in the United Kingdom will be calculated by the Agent as follows:

(a)
in relation to a sterling Loan:

AB + C(B - D) + E × 0.01
per cent. per annum
100 - (A + C)
  (b)
  in relation to a Loan in any currency other than sterling:

E × 0.01
per cent. per annum
300

        Where:

  A
  is the percentage of Eligible Liabilities (assuming these to be in excess of any stated minimum) which that Lender is from time to time required to maintain as an interest free cash ratio deposit with the Bank of England to comply with cash ratio requirements.

  B
  is the percentage rate of interest (excluding the Margin and the Mandatory Cost and, if the Loan is an Unpaid Sum, the additional rate of interest specified in Clause 26.1 (Default Interest)) payable for the relevant Interest Period on the Loan.

  C
  is the percentage (if any) of Eligible Liabilities which that Lender is required from time to time to maintain as interest bearing Special Deposits with the Bank of England.

  D
  is the percentage rate per annum payable by the Bank of England to the Agent on interest bearing Special Deposits.

  E
  is designed to compensate Lenders for amounts payable under the Fees Rules and is calculated by the Agent as being the average of the most recent rates of charge supplied by the Reference Banks to the Agent pursuant to paragraph 7 below and expressed in pounds per £1,000,000.

5.
For the purposes of this Schedule:

(a)
"Eligible Liabilities" and "Special Deposits" have the meanings given to them from time to time under or pursuant to the Bank of England Act 1998 or (as may be appropriate) by the Bank of England;

(b)
"Fees Rules" means the rules on periodic fees contained in the FSA Supervision Manual or such other law or regulation as may be in force from time to time in respect of the payment of fees for the acceptance of deposits;

(c)
"Fee Tariffs" means the fee tariffs specified in the Fees Rules under the activity group A.1 Deposit acceptors (ignoring any minimum fee or zero rated fee required pursuant to the Fees Rules but taking into account any applicable discount rate); and

(d)
"Tariff Base" has the meaning given to it in, and will be calculated in accordance with, the Fees Rules.

6.
In application of the above formulae, A, B, C and D will be included in the formulae as percentages (i.e. 5 per cent. will be included in the formula as 5 and not as 0.05). A negative result obtained by subtracting D from B shall be taken as zero. The resulting figures shall be rounded to four decimal places.

7.
If requested by the Agent, each Reference Bank shall, as soon as practicable after publication by the Financial Services Authority, supply to the Agent, the rate of charge payable by that Reference Bank to the Financial Services Authority pursuant to the Fees Rules in respect of the relevant financial year of the Financial Services Authority (calculated for this purpose by that Reference Bank as being the average of the Fee Tariffs applicable to that Reference Bank for that financial year) and expressed in pounds per £1,000,000 of the Tariff Base of that Reference Bank.

8.
Each Lender shall supply any information required by the Agent for the purpose of calculating its Additional Cost Rate. In particular, but without limitation, each Lender shall supply the following information on or prior to the date on which it becomes a Lender:

(a)
the jurisdiction of its Facility Office; and

(b)
any other information that the Agent may reasonably require for such purpose.

        Each Lender shall promptly notify the Agent of any change to the information provided by it pursuant to this paragraph.

9.
The percentages of each Lender for the purpose of A and C above and the rates of charge of each Reference Bank for the purpose of E above shall be determined by the Agent based upon the information supplied to it pursuant to paragraphs 7 and 8 above and on the assumption that, unless a Lender notifies the Agent to the contrary, each Lender's obligations in relation to cash ratio deposits and Special Deposits are the same as those of a typical bank from its jurisdiction of incorporation with a Facility Office in the same jurisdiction as its Facility Office.

10.
The Agent shall have no liability to any person if such determination results in an Additional Cost Rate which over or under compensates any Lender and shall be entitled to assume that the information provided by any Lender or Reference Bank pursuant to paragraphs 3, 7 and 8 above is true and correct in all respects.

11.
The Agent shall distribute the additional amounts received as a result of the Mandatory Cost to the Lenders on the basis of the Additional Cost Rate for each Lender based on the information provided by each Lender and each Reference Bank pursuant to paragraphs 3, 7 and 8 above.

12.
Any determination by the Agent pursuant to this Schedule in relation to a formula, the Mandatory Cost, an Additional Cost Rate or any amount payable to a Lender shall, in the absence of manifest error, be conclusive and binding on all Parties.

13.
The Agent may from time to time, after consultation with the Borrower and the Lenders, determine and notify to all Parties any amendments which are required to be made to this Schedule in order to comply with any change in law, regulation or any requirements from time to time imposed by the Bank of England, the Financial Services Authority or the European Central Bank (or, in any case, any other authority which replaces all or any of its functions) and any such determination shall, in the absence of manifest error, be conclusive and binding on all Parties.

Schedule 9

FINANCIAL DEFINITIONS

1.
Financial Definitions

        In Clause 21 (Financial Condition) the following terms have the following meanings.

        "Capital Expenditure" means any expenditure or obligations in respect of expenditure (including any obligation in respect of the capital element of any Finance Lease) for the acquisition of equipment, fixed assets, real property, intangible assets and other assets of a capital nature, or for the replacements or substitutions therefor or additions or improvements thereto, that in any such case have a useful life of more than one year together with costs incurred in connection therewith.

        "Cash" means, at any time, cash at bank denominated in dollars and credited to an account in the name of any member of the Group with an Eligible Deposit Lender and to which the Obligor alone entitled and for so long as (a) such cash is repayable on demand and (b) repayment of such cash is not contingent on the prior discharge of any other indebtedness of any Group member or of any other person whatsoever or on the satisfaction of any other condition.

        "Consolidated Cash Flow" means, in respect of any Relevant Period, Consolidated EBITDA after adding back:

  (a)
  any decrease in the amount of Working Capital; and

  (b)
  any cash receipt in respect of any exceptional or extraordinary item;

  and deducting:

  (c)
  any amount of Capital Expenditure actually made by any member of the Group;

  (d)
  any increase in the amount of Working Capital;

  (e)
  any amount actually paid or due and payable in respect of taxes on the profits of any member of the Group; and

  (f)
  any cash payment in respect of any exceptional or extraordinary item,

and no amount shall be included or excluded more than once.

        "Consolidated Debt Service" means, in respect of any Relevant Period, the aggregate of:

  (a)
  Consolidated Net Interest Expense; and

  (b)
  the aggregate of scheduled and mandatory payments of any Financial Indebtedness falling due (but excluding any amounts falling due under the Revolving Facilities other than any payments required to be made in permanent reduction of the Revolving Facilities).

        "Consolidated EBITDA" means, in any Relevant Period, the EBITDA of the Group.

        "Consolidated Net Interest Expense" means, in respect of any Relevant Period, the aggregate amount of the interest (including the interest element of leasing and hire purchase payments) commission, fees, discounts and other finance payments payable by any member of the Group, including any commission, fees, discounts and other finance payments payable by any member of the Group under any interest rate hedging arrangement,

        but deducting (a) any commission, fees, discounts and other finance payments receivable by any member of the Group under any interest rate hedging instrument permitted by this Agreement, (b) any interest receivable by any member of the Group on any deposit or bank account.

        For the avoidance of doubt, any amount corresponding to the amortisation of the transaction expenses (including fees) relating to this Agreement will be excluded from the scope of this definition.

        "Consolidated Net Indebtedness" means, at any time (without double counting), the aggregate indebtedness of any Group member constituting Financial Indebtedness but:

  (a)
  excluding such Indebtedness of any Group member to another Group member to the extent permitted under this Agreement; and

  (b)
  deducting the Cash held by the Group at such time.

        "Current Assets" means the aggregate of inventory, trade and other receivables of each member of the Group including sundry debtors (but excluding cash at bank and Cash Equivalent Investments) maturing within twelve months from the date of computation.

        "Current Liabilities" means the aggregate of all liabilities (including trade creditors, accruals and provisions and prepayments) of each member of the Group falling due within twelve months from the date of computation but excluding consolidated aggregate Financial Indebtedness of the Group falling due within such period and any interest accruing on such Financial Indebtedness due in such period.

        "EBIT" means, in respect of any Relevant Period, the consolidated net income of the Group before:

  (a)
  any provision on account of taxation;

  (b)
  any interest (including capitalised interest), commission, discounts or other fees incurred or payable, received or receivable by any member of the Group in respect of Financial Indebtedness;

  (c)
  any amounts received or paid pursuant to the interest hedging arrangements entered into in respect of the Facilities;

  (d)
  any items treated as exceptional or extraordinary items; and

  (e)
  for the avoidance of doubt, any amount attributable to goodwill arising on the acquisition by Genesys S.A. of the shares of Vialog Corporation (the "Acquisition") on the terms of the agreement dated 1 October 2000 and all documents executed pursuant thereto.

        "EBITDA" means, for any Relevant Period, EBIT before any amount attributable to amortisation of intangible assets (including goodwill (including any goodwill arising on the Acquisition) if not already covered by the definition of EBIT) and depreciation of tangible assets and amortisation (to the extent, in each case, deducted in calculated EBIT).

        "Eligible Deposit Lenders" means any bank or financial institution with a short-term rating of at least A1 granted by Standard and Poor's Corporation or P1 granted by Moody's Investors Services, Inc.

        "Excess Cash Flow" means, in respect of any Relevant Period, the difference between Consolidated Cash Flow and the Consolidated Debt Service.

        "Financial Quarter" means the period commencing on the day after one Quarter Date and ending on the next Quarter Date.

        "Fixed Assets" means the aggregate of property and machinery of each member of the Group excluding property or machinery which a member of the Group buys or sells in the ordinary course of business of such member of the Group.

        "Intangible Assets" means the goodwill and all IP Licences and Intellectual Property of each member of the Group.

        "Quarter Date" means each of 31 March, 30 June, 30 September and 31 December.

        "Relevant Period" means each period of twelve months ending on the last day of each Financial Quarter of Genesys S.A.'s financial year; provided however that the Relevant Period ending on 31 December in the calendar year in which the Effective Date shall occur shall be the period from the Effective Date to 31 December of that calendar year and that any calculation relating to that period shall be adjusted accordingly on a pro rata temporis basis.

        "Total Assets" means at any time the aggregate of the Current Assets, the Fixed Assets and the Intangible Assets of the Group.

        "Working Capital" means on any date Current Assets less Current Liabilities.

SIGNATURES

The Borrower
GENESYS CONFERENCING, INC.
By:
Address:	1861 Wiehle Avenue Reston, VA 20190 USA
Tel:	(718) 761-6200
Fax:	(718) 761-6300
Attention:	Chairman
Copy:	General Counsel
The Guarantor
GENESYS S.A.
By:
Address:	"L'Acropole" 945-980, avenue Jean Mermoz CS 69004 34967 Montpellier Cedex 2 France
Tel:	+ 33.4.67.06.27.67
Fax:	+ 33.4.67.06.27.90
Attention:	Chairman and Chief Executive Officer
Copy:	General Counsel

The Agent
BNP PARIBAS
By:
(1)	Credit and Documentation Matters
(i) Address:	ACI: CHC 01B1 37, place du Marché Saint-Honoré 75031 Paris Cedex 01
Tel:	00.33.1.42.98.75.50
Fax:	00.33.1.42.98.43.17
Attention:	Sergio Collavini
Senior Agency Administrator
(ii) Address:	ACI: CHC 01B1 37, place du Marché Saint-Honoré 75031 Paris Cedex 01
Tel:	00.33.1.42.98.47.80
Fax:	00.33.1.42.98.43.17
Attention:	François-Xavier Guillet
Agency Administrator
(2) Operational Matters
Address:	Back Office Crédits Internationaux «B.O.C.I» 150, rue du Faubourg Poissonnière 75010 Paris France
Tel.:	00.33.1.40.14.73.65
Fax:	00.33.1.40.14.74.25
Attention:	Martine Hadjadj

The Security Agent
BNP PARIBAS
By:
(1) Credit and Documentation Matters
(i) Address:	ACI: CHC 01B1 37, place du Marché Saint-Honoré 75031 Paris Cedex 01
Tel:	00.33.1.42.98.75.50
Fax:	00.33.1.42.98.43.17
Attention:	Sergio Collavini
Senior Agency Administrator
(ii) Address:	ACI: CHC 01B1 37, place du Marché Saint-Honoré 75031 Paris Cedex 01
Tel:	00.33.1.42.98.47.80
Fax:	00.33.1.42.98.43.17
Attention:	François-Xavier Guillet
Agency Administrator
(2) Operational Matters
Address:	Back Office Crédits Internationaux «B.O.C.I» 150, rue du Faubourg Poissonnière 75010 Paris France
Tel.:	00.33.1.40.14.73.65
Fax:	00.33.1.40.14.74.25
Attention:	Martine Hadjadj

The Lenders
BANC OF AMERICA SECURITIES LIMITED
By:
Address:	5 Canada Square London E14 5AQ England
(1) Credit and Documentation Matters
(i)	Tel: +44 20 7174 1445
Fax: +44 20 7174 6500
Attention: David Nazar
(ii)	Tel: +44 20 7174 4962
Fax: +44 20 7174 6423
Attention: Simon Orr
(2) Operational Matters
Tel: +44 20 7174 4163
Fax: +44 20 7174 6423
Attention: Philip Rae
MERRILL LYNCH CAPITAL MARKETS BANK LIMITED
By:
Address:	Treasury Building Lower Grand Canal Street Dublin 2 Ireland
Tel:	+353 1243 8662
Fax:	+44 20 7019 5340
E-mail:	Anke_heydenreich@ml.com / David_trowhill@ml.com
Attention:	Anke Heydenreich / David Trowhill
MORGAN STANLEY BANK INTERNATIONAL LIMITED
By:
Address:	25 Cabot Square Canary Wharf London E14 4QA United Kingdom
Tel:	+44 20 7425-6293
Fax:	+44 20 7425-6780
E-mail:	lars.lemonius@morganstanley.com
Attention:	Lars Lemonius / Riccardo Gastaudo

QUADRANGLE MASTER FUNDING LTD
By Quadrangle Debt Recovery Advisors LLC, Its Advisor
By:
Address:	c/o Quadrangle Debt Recovery Advisors LLC 375 Park Avenue 14th Floor New York, NY 10152 USA
Tel:	+1-212-418-1700
Fax:	+1-212-418-1740
E-mail:	michael.gillin@quadranglegroup.com
Attention:	Michael Gillin